Form 10-K, Exhibit 13
period 1996-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 1997-03-27
CIK 1022581

Exhibit 13

           CONSOLIDATED FREIGHTWAYS CORPORATION AND SUBSIDIARIES
                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


      On December 3, 1996, Consolidated Freightways Corporation (the Company) began operating as an independent, separately traded public company. The Company was spun off from its former parent, Consolidated Freightways, Inc., now called CNF Transportation Inc., in a tax free distribution (the Distribution) to shareholders of the former parent at a rate of one Company share for every two shares outstanding of the former parent. The Company consists of Consolidated Freightways Corporation of Delaware (CFCD), a nationwide motor carrier, and its Canadian operations, including Canadian Freightways, Ltd. (CFL), Epic Express, Milne & Craighead, Canadian Sufferance Warehouses and other related businesses as well as the Leland James Service Corporation, an administrative service provider.

      The Company completed its first full year of operations under its Business Accelerator System (BAS), resulting in a 1.9% increase in revenues over the prior year. BAS, implemented in October 1995, is a redesign of the freight system whereby freight is moved directionally from point-to-point, reducing miles and handling, thereby lowering costs and average transit times. Although implementation of BAS ultimately improved on-time performance and reduced transit times, system implementation took longer than expected and utilization during the first half of 1996 was below expected levels. During the first half of the year, total and less-than-truckload (LTL) tonnage decreased 7.2% and 4.4%, respectively, compared with the prior year as shippers withheld freight due to service interruptions during implementation. Operational refinements in the second half of the year and an increased acceptance of the Company's improved service resulted in total and LTL tonnage for the year ended
December 31, 1996 increasing 1.0% and 2.5% over the prior year. The Company also benefited from a gradual lessening of excess industry capacity and a stabilization of rates, although rates remained slightly below 1995 levels. The Company's 1995 revenues increased 8.8% over strike-affected 1994 levels, despite the loss of business in the fourth quarter following implementation of BAS. In 1995, total tonnage increased 6.4% with higher rated LTL tonnage increasing 10.6% over 1994 levels.

      Operating expenses for the year ended December 31, 1996 increased $63.7 million or 3.4% over the prior year as a result of higher operating costs following the implementation of BAS and a 3.5% contractual labor wage and benefit increase on April 1, 1996. The implementation of BAS resulted in higher operating costs in relation to revenue levels during most of 1996 because of costs associated with completing operational refinements and improving service levels in the new system. The results also include a previously disclosed $15.0 million non-cash charge to increase workers' compensation reserves. The Company also experienced a significant increase in fuel costs during 1996, as fuel prices rose 20.9% over the prior year. To partially offset this increase, the Company instituted a fuel surcharge program in the second half of the year, recovering approximately $9.2 million or 80% of total increased fuel costs. Operating expenses for the year ended 1995 increased $148.9 million or 8.7% over 1994 due primarily to the implementation of BAS in the fourth quarter of 1995 and the absence in 1994 of certain operating expenses during the 1994 strike.

      Selling and administrative expenses in 1996 increased $5.6 million or 2.5% over the prior year while 1995 expenses increased $22.9 million or 11.3% over 1994. These increases are consistent with the respective increases in revenues.

      Depreciation increased a marginal 1.0% over 1995 to $64.1 million due to the Company incurring significantly lower capital expenditures in 1996 compared to the prior year. Depreciation was $63.6 million in 1995, a decrease of $6.6 million or 9.4% from $70.2 million in 1994. This decrease is primarily attributable to aging of the fleet and an increase in the leasing of equipment which supplemented capital expenditures.

      Management expects to restore profitability by enhancing revenues and productivity. To grow revenues, management is initiating programs that aggressively market its value-added services and international service offerings and emphasize business with a higher profit contribution. Additionally, the Company announced an average 5.65% rate increase effective January 1, 1997. To enhance productivity, management will continue to refine BAS by initiating programs to improve linehaul efficiency and freight handling in its linehaul, dock and city operations and increase its use of rail. High leverage areas such as workers' compensation and cargo claims will receive special attention in an effort to achieve lower overall costs.


Other Income (Expense)

      Other net expense increased from 1995 to 1996 and from 1994 to 1995 primarily due to interest expense on increased borrowings from the former parent which is included in Miscellaneous, net in the Statements of Consolidated Operations. Gains from dispositions of properties and other miscellaneous income have partially offset the increases in interest expense.

Net Loss

        The 1996 net loss of $55.6 million increased $25.7 million over the $29.9 million net loss in 1995. The 1995 net loss was a 6.9% improvement over the net loss in 1994 of $32.1 million, which included a $1.9 million charge for the write-off of intrastate operating rights. For the years ended December 31, 1996, 1995 and 1994, the effective income tax benefit rates were 28.5%, 31.7% and 32.1%, respectively. The rates are different from the statutory federal rate due to foreign taxes and non-deductible items.


Liquidity and Capital Resources

      As of December 31, 1996, the Company had $48.7 million in cash and cash equivalents. Prior to the Distribution, the Company participated in the former parent's centralized cash management system and, consequently, its operating and capital expenditures needs were met by the former parent to the extent that cash from operations was insufficient. During the period January 1, 1996 until the Distribution date, the former parent provided funds to the Company of $59.5 million compared with $67.1 million for the year ended December 31, 1995. As of the Distribution date, the Company no longer has any similar financial arrangements with the former parent. Net cash flow from operations during the year ended December 31, 1996, of $2.5 million was primarily the result of depreciation and amortization and changes in working capital which offset the net loss. This compares to $41.8 million provided by operations in 1995. Capital expenditures for the year ended December 31, 1996, were $48.2 million, a decrease of $63.8 million from 1995. Capital expenditures decreased due to the Company making significant fleet replacements in 1995 compared to
1996. The Company expects capital expenditures to be $29.0 million in 1997 and expects to fund these with cash from operations supplemented by financing arrangements if necessary.

      In November 1996, the Company entered into a $225.0 million secured credit facility with several banks to provide for working capital and letter of credit needs. Borrowings under the agreement, which expires in 2000, bear interest based upon either prime or LIBOR, plus a margin dependent on the Company's financial performance. Borrowings and letters of credit are secured by substantially all of the assets of CFCD (excluding real property and certain rolling stock), all of the outstanding stock of CFCD and 65% of the outstanding capital stock of CFL. As of December 31, 1996, the Company had no short-term borrowings and $50 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that CFCD remain in compliance with certain financial covenants. The most restrictive covenants require the Company to maintain a minimum level of earnings before interest, taxes, depreciation and amortization, minimum amounts of tangible net worth and fixed charge coverage, and limit capital expenditures. The Company is in compliance as of December 31, 1996 and expects to be in compliance in 1997.

      As of December 31, 1996, the Company's ratio of long-term debt obligations to total capital (including long-term obligations) was 7% compared with 6% as of December 31, 1995. The current ratio was 1.1 to 1 and 1.0 to 1 at December 31, 1996 and 1995, respectively.


Inflation

      Significant increases in fuel prices, to the extent not offset by increases in transportation rates, would have a material adverse effect on the profitability of the Company. Historically, the Company has responded to periods of sharply higher fuel prices by implementing fuel surcharge programs or base rate increases, or both, to recover additional costs, but there can be no assurance that the Company will be able to successfully implement such surcharges or increases in response to increased fuel costs in the future. As discussed above, the Company implemented a fuel surcharge program in the second half of 1996 to partially offset the significant increase in fuel prices during the year.


Other

       The  Company's  operations  necessitate  the  storage  of  fuel   in
underground tanks as well as the disposal of substances regulated by various federal and state laws. The Company adheres to a stringent site-by-site tank testing and maintenance program performed by qualified independent parties to protect the environment and comply with regulations. Where clean-up is necessary, the Company takes appropriate action.

      The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statues at various Superfund sites. Based upon cost studies performed by independent third parties, the Company believes its obligations with respect to such sites would not have a material adverse effect on the its financial condition or results of operations.

      CFCD and the International Brotherhood of Teamsters (IBT) are parties to the National Master Freight Agreement which expires on March 31, 1998. Although CFCD believes that it will be able to successfully negotiate a new contract with the IBT, there can be no assurances that it will be able to do so or that work stoppages will not occur, or that the terms of any such contract will not be substantially less favorable than those of the existing contract, any of which could have a material adverse effect on CFCD's business, financial condition or results of operations.

       Certain statements included herein constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties. In that regard, the following factors, among others, could cause actual results and other matters to differ materially from those in such statements: changes in general business and economic conditions; increasing domestic and international competition and pricing pressure; changes in fuel prices; uncertainty regarding the Company's ability to improve results of operations; labor matters, including changes in labor costs, renegotiation of labor contracts and the risk of work stoppages or strikes; changes in governmental regulation, and environmental and tax matters. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition.





                          CONSOLIDATED FREIGHTWAYS CORPORATION
                                    AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                                     December 31,
                               (Dollars in thousands)



                                                           1996          1995

ASSETS

Current Assets
  Cash and cash equivalents                            $   48,679   $   26,558
  Trade accounts receivable, net of
    allowances  (Note 2)                                  285,410      252,105
  Other accounts receivable (Note 10)                       3,339        4,397
  Operating supplies, at lower of average cost
    or market (Note 10)                                    11,511       19,312
  Prepaid expenses (Note 10)                               35,848       35,192
  Deferred income taxes  (Note 6)                          35,470       18,059
    Total Current Assets                                  420,257      355,623


Property, Plant and Equipment, at cost  (Note 10)
  Land                                                     78,989      103,432
  Buildings and improvements                              343,023      386,920
  Revenue equipment                                       559,823      575,528
  Other equipment and leasehold improvements              115,317      145,374
                                                        1,097,152    1,211,254
  Accumulated depreciation and amortization              (680,464)    (709,943)
                                                          416,688      501,311

Other Assets (Note 10)
  Deposits and other assets                                10,808        9,764
  Deferred income taxes  (Note 6)                           9,334            -
                                                           20,142        9,764

Total Assets                                           $  857,087   $  866,698



          The accompanying notes are an integral part of these statements.



                  CONSOLIDATED FREIGHTWAYS CORPORATION
                            AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                              December 31,
                        (Dollars in thousands)



                                                        1996            1995

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities (Note 10)
  Accounts payable                              $       87,511     $    92,584
  Accrued liabilities  (Note 3)                        187,267         189,669
  Accrued claims costs  (Note 2)                        95,780          81,955
  Federal and other income taxes  (Note 6)               4,083           1,349
    Total Current Liabilities                          374,641         365,557

Long-Term Liabilities (Note 10)
  Long-term debt   (Note 4)                             15,100          15,100
  Accrued claims costs  (Note 2)                       110,200         103,070
  Employee benefits (Note 7)                           113,312         105,096
  Other liabilities                                     33,136           9,878
  Deferred income taxes  (Note 6)                            -           8,889
    Total Liabilities                                  646,389         607,590

Shareholders' Equity
Preferred stock, $.01 par value;
   authorized 5,000,000 shares; issued none                  -               -
Common stock, $.01 par value;
   authorized 50,000,000 shares; issued
   and outstanding 22,025,323 shares                       220             220
Additional paid-in capital                              57,174          57,174
Cumulative translation adjustment                       (4,910)         (5,611)
Retained earnings                                      158,214         207,325
  Total Shareholders' Equity                           210,698         259,108

Total Liabilities and Shareholders' Equity        $    857,087      $  866,698




The accompanying notes are an integral part of these statements.





                                    CONSOLIDATED FREIGHTWAYS CORPORATION
                                             AND SUBSIDIARIES
                                   STATEMENTS OF CONSOLIDATED OPERATIONS
                                          Years Ended December 31,
                                (Dollars in thousands except per share data)



                                                  1996              1995             1994
REVENUES                                      $ 2,146,172       $ 2,106,529       $ 1,936,412

COSTS AND EXPENSES
    Operating expenses                          1,923,260         1,859,513         1,710,640
    Selling and administrative expenses           231,876           226,246           203,338
    Depreciation                                   64,102            63,556            70,177
                                                2,219,238         2,149,315         1,984,155
OPERATING LOSS                                    (73,066)          (42,786)          (47,743)

OTHER INCOME (EXPENSE)
  Investment income                                   263               756               497
  Interest expense                                   (843)             (918)             (880)
  Miscellaneous, net  (Note 10)                    (4,131)             (850)            3,648
                                                   (4,711)           (1,012)            3,265

Loss before income tax benefits
  and extraordinary charge                        (77,777)          (43,798)          (44,478)
Income tax benefits (Note 6)                      (22,201)          (13,889)          (14,274)

Loss before extraordinary charge                  (55,576)          (29,909)          (30,204)

Extraordinary charge from write-off of
  intrastate operating rights, net of
  related income tax benefits of $1,229                 -                 -              1,912

NET LOSS                                          (55,576)      $   (29,909)      $    (32,116)

Average shares outstanding (Note 2)            22,025,323        22,025,323         22,025,323

LOSS PER SHARE
   Loss before extraordinary charge           $     (2.52)      $     (1.36)      $     (1.37)
   Extraordinary charge                                 -                 -             (0.09)
   Loss per share                             $     (2.52)      $     (1.36)      $     (1.46)

                  The accompanying notes are an integral part of these statements.




                                CONSOLIDATED FREIGHTWAYS CORPORATION
                                           AND SUBSIDIARIES
                               STATEMENTS OF CONSOLIDATED CASH FLOWS
                                      Years Ended December 31,
                                      (Dollars in thousands)

                                                          1996         1995         1994
Cash and Cash Equivalents, Beginning
  of Period                                          $   26,558   $   23,116   $   10,764

Cash Flows from Operating Activities
  Net loss                                              (55,576)     (29,909)     (32,116)
  Adjustments to reconcile net loss to
    cash provided by operating activities:
    Depreciation and amortization                        64,565       63,902       73,443
    Increase (decrease) in deferred income
        taxes (Note 6)                                  (27,203)      18,556      (17,734)
    Gains from property disposals, net                   (3,089)      (2,360)        (749)
    Changes in assets and liabilities:
      Receivables                                       (34,484)      (4,851)     (21,362)
      Accounts payable                                    1,199        5,677          851
      Accrued liabilities                                 4,612       (1,883)      19,110
      Accrued claims costs                               22,531        4,811        1,622
      Income taxes                                        2,715         (791)         185
      Employee benefits                                   7,216      (13,515)      13,553
      Other                                              20,059        2,135       (3,064)
Net Cash Provided by Operating Activities                 2,545       41,772       33,739

Cash Flows from Investing Activities
  Capital expenditures                                  (48,203)    (111,962)     (32,120)
  Proceeds from sales of property                         8,329        6,529        4,942
Net Cash Used by Investing Activities                   (39,874)    (105,433)     (27,178)

Cash Flows from Financing Activities
  Former parent investment and advances, net (Note 10)   59,450       67,103        5,791
Net Cash Provided by Financing Activities                59,450       67,103        5,791

Increase in Cash and Cash Equivalents                    22,121        3,442       12,352

Cash and Cash Equivalents, End of Period             $   48,679   $   26,558   $   23,116


                   The accompanying notes are an integral part of these statements.






                                              CONSOLIDATED FREIGHTWAYS CORPORATION
                                                       AND SUBSIDIARIES
                                        STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                  (Dollars in thousands)



                                                      Common Stock       Additional     Cumulative
                                                  Number of                 Paid-in    Translation      Retained
                                                   Shares       Amount      Capital     Adjustment      Earnings       Total

Balance, December 31, 1993                       22,025,323   $    220    $  57,174      $  (3,533)     $ 213,213   $   267,074

 Net cash infusion from former parent (Note 10)           -          -            -              -          5,791         5,791
 Net asset transfers to former parent                     -          -            -              -         (2,790)       (2,790)
 Dividend of equity interest in affiliates                -          -            -              -        (23,250)      (23,250)
 Net loss                                                 -          -            -              -        (32,116)      (32,116)
 Translation adjustment                                   -          -            -         (1,130)             -        (1,130)

 Balance, December 31, 1994                      22,025,323        220       57,174         (4,663)       160,848       213,579

 Net cash infusion from former parent (Note 10)           -          -            -              -         67,103        67,103
 Net asset transfers from former parent                   -          -            -              -          9,283         9,283
 Net loss                                                 -          -            -              -        (29,909)      (29,909)
 Translation adjustment                                   -          -            -           (948)             -          (948)

 Balance, December 31, 1995                      22,025,323        220       57,174         (5,611)       207,325       259,108

 Net cash infusion from former parent (Note 10)           -          -            -              -         59,450        59,450
 Net asset transfers to former parent (Note 10)           -          -            -              -        (52,985)      (52,985)
 Net loss                                                 -          -            -              -        (55,576)      (55,576)
 Translation adjustment                                   -          -            -            701              -           701

Balance, December 31, 1996                       22,025,323    $   220    $  57,174     $   (4,910)     $ 158,214   $   210,698


                                 The accompanying notes are an integral part of these statements.




                   CONSOLIDATED FREIGHTWAYS CORPORATION
                             AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization

      Consolidated Financial Statements and Basis of Presentation: The accompanying consolidated financial statements include the accounts of Consolidated Freightways Corporation (the Company) and its wholly owned subsidiaries. The Company was a wholly owned subsidiary of Consolidated Freightways, Inc., (the former parent) through December 1, 1996. On December 2, 1996, the Company was spun-off in a tax free distribution (the Distribution) to shareholders of the former parent at a rate of one Company share for every two shares outstanding of the former parent.

      The Company, incorporated in the state of Delaware, consists of Consolidated Freightways Corporation of Delaware (CFCD), a nationwide motor carrier, and its Canadian operations, including Canadian Freightways, Ltd.
(CFL), Epic Express, Milne & Craighead, Canadian Sufferance Warehouses and other related businesses as well as the Leland James Service Corporation
(LJSC), an administrative service provider. The Company provides less-than-truckload transportation and logistics services nationwide and in parts of Canada, Mexico, the Caribbean area, Latin and Central America, Europe and
Pacific  Rim  countries.   Approximately 95% of the Company's revenues  are
domestic.

      The amounts included in the accompanying consolidated financial statements through December 1, 1996 are based upon historical amounts included in the consolidated financial statements of the former parent. The consolidated financial statements are presented as if the Company had operated as an independent stand-alone entity prior to the Distribution, except that it has not been allocated any portion of the former parent's consolidated borrowings or interest expense thereon. These consolidated financial statements include the net assets and results of operations directly related to the Company for all periods presented.

2.  Principal Accounting Policies

       Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation services are then accrued. This revenue recognition method does not result in a material difference from in-transit or completed service methods of recognition.

      Cash and Cash Equivalents: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

      Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $9,692,000 and $9,349,000 at December 31, 1996 and 1995,
respectively.


      Property,  Plant  and Equipment:  Property, plant and  equipment  are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 6 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets.

      Expenditures  for equipment maintenance and repairs  are  charged  to
operating  expenses  as  incurred; betterments are capitalized.   Gains  or
losses on sales of equipment are recorded in operating expenses.

     Income Taxes: The Company follows the liability method of accounting for income taxes. Prior to the Distribution, the Company was included in the consolidated federal income tax return and consolidated unitary state income tax returns of the former parent. Income tax benefits presented in periods prior to the Distribution represent a pro-rata share of the former parent's consolidated income tax expense and approximate those that would have been recorded had the Company filed separate tax returns. Income tax payments related to domestic operations prior to the Distribution were settled in the current period through the advance account with the former parent. Deferred income taxes presented for periods prior to the Distribution represent a pro-rata share of the former parent's deferred income tax accounts and approximate those that would have been recorded had the Company filed separate income tax returns.

     Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based upon trends of losses for filed claims and claims estimated to be incurred. The long-term portion of accrued claims costs relates primarily to workers' compensation claims which are payable over several years.

     Interest Expense: The interest expense presented in the Statements of Consolidated Operations is primarily related to industrial revenue bonds as discussed in Note 4. The interest expense as presented is not necessarily intended to reflect the expense that would have been incurred had the Company been an independent stand-alone company prior to the Distribution.

      Earnings per Share: Earnings per share are based upon the weighted average number of common shares outstanding. The number of shares used to compute earnings per share was 22,025,323 for all periods presented which represents the number of shares issued in the Distribution.

      Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.



       Reclassification:   Certain  amounts  in  prior   year's   financial
statements   have  been  reclassified  to  conform  to  the  current   year
presentation.


3. Accrued Liabilities

     Accrued liabilities consisted of the following as of December 31:

                                                      1996           1995
    (Dollars in thousands)

     Accrued holiday and vacation pay              $  70,728    $  67,515
     Other accrued liabilities                        40,579       45,425
     Wages and salaries                               27,287       24,150
     Accrued union health and welfare                 21,296       21,667
     Accrued taxes other than income taxes            18,040       19,757
     Estimated revenue adjustments                     9,337       11,155
       Total accrued liabilities                    $187,267     $189,669


4. Long-Term Debt

      As of December 31, 1996 and 1995, long-term debt consisted of $15,100,000 of industrial revenue bonds with rates between 7.0% and 7.25%, due at various dates in 2003 and 2004.

      In November 1996, the Company entered into a $225.0 million secured credit facility with several banks to provide for working capital and letter of credit needs. Borrowings under the agreement, which expires in 2000, bear interest based upon either prime or LIBOR, plus a margin dependent on the Company's financial performance. Borrowings and letters of credit are secured by substantially all of the assets (excluding real property and certain rolling stock) of CFCD, all of the outstanding stock of CFCD and 65% of the outstanding capital stock of CFL. As of December 31, 1996, the Company had no short-term borrowings and $50 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that CFCD remain in compliance with certain financial covenants. The most restrictive covenants require the Company to maintain a minimum level of earnings before interest, taxes, depreciation and amortization, minimum amounts of tangible net worth and fixed charge coverage, and limit capital expenditures. The Company is in compliance as of December 31, 1996 and expects to be in compliance with these covenants in 1997.

      Cash  paid  for  interest was $877,000, $1,485,000,  and  $1,084,000, including $339,000, $361,000 and $249,000 of interest capitalized, for the years ended December 31, 1996, 1995 and 1994, respectively.


      Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt exceeded book value at December 31, 1996 and 1995 by 11.6% and 11.3%, respectively.


      There are no aggregate annual maturities or sinking fund requirements of long-term debt for each of the next five years ending December 31, 2001.

5. Leases

      The Company is obligated under various non-cancelable leases which expire at various dates through 2003.

      Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996, are $25,234,000 in 1997, $20,207,000 in 1998, $3,953,000 in 1999,
$2,386,000 in 2000, $1,388,000 in 2001, and $1,205,000 thereafter.

     Rental expense for operating leases is comprised of the following:

                                     1996      1995        1994
      (Dollars in thousands)

       Minimum rentals              $47,146   $56,118     $49,452
       Less sublease rentals         (1,029)   (5,768)     (5,641)
                                    $46,117   $50,350     $43,811


6. Income Taxes

     The components of pretax income (loss) and income taxes (benefits) are as follows:

                                      1996      1995       1994
     (Dollars in thousands)

     Pretax income (loss)
       U.S. corporations           $(86,829)  $(53,674)  $(53,144)
       Foreign corporations           9,052      9,876      8,666
       Total pretax  loss          $(77,777)  $(43,798)  $(44,478)

     Income taxes (benefits)
       Current
         U.S. Federal              $ 11,014  $ (32,078)   $(2,656)
         State and local             (2,048)    (4,630)     1,439
         Foreign                      4,467      4,263      4,677
                                     13,433    (32,445)     3,460

      Deferred
         U.S. Federal               (35,098)    16,183    (16,834)
         State and local               (536)     1,861       (705)
         Foreign                         -         512       (195)
                                    (35,634)    18,556    (17,734)
      Total income tax benefits    $(22,201)  $(13,889)  $(14,274)


     Deferred tax assets and liabilities in the Consolidated Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. Although realization is not assured, management believes it more likely than not that all deferred tax assets will be realized.

      The components of deferred tax assets and liabilities in the Consolidated Balance Sheets at December 31 relate to the following:

                                                     1996       1995
     (Dollars in thousands)

     Deferred taxes - current
     Assets
       Reserves for accrued claims costs        $  29,434   $ 16,224
       Other reserves not currently deductible     16,573     11,822

     Liabilities
        Unearned revenue, net                     (10,537)    (9,987)
     Total deferred taxes - current                35,470     18,059

     Deferred taxes - non current
     Assets
       Reserves for accrued claims costs           42,477     31,326
       Employee benefits                           20,452     14,953
       Retiree health benefits                     23,539     22,216
       Federal net operating loss and foreign tax
          credit carryovers                         5,418      2,744

     Liabilities
       Depreciation                               (63,939)   (59,717)
       Tax benefits from leasing transactions     (15,166)   (18,047)
       Other                                       (3,447)    (2,364)
     Total deferred taxes - non current             9,334     (8,889)

         Net deferred taxes                     $  44,804  $   9,170


      For income tax reporting purposes, the Company has net operating loss carryovers of $9.0 million as of December 31, 1996. The related tax benefit of $3.2 million expires in 2011. The Company has $2.2 million of foreign tax credit carryovers as of December 31, 1996 which expire in 1998.



     Income tax benefits varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax loss as set forth in the following reconciliation:

                                              1996      1995      1994

     U.S. statutory tax rate                 (35.0)%   (35.0)%   (35.0)%
     State income taxes (benefits), net of
       federal income tax benefit             (2.0)     (3.0)      0.4
     Foreign taxes in excess of
       U.S. statutory rate                     1.7       3.0       3.3
     Non-deductible operating
       expenses                                2.6       4.1       4.0
     Fuel tax credit                          (0.4)     (1.1)     (0.6)
     Foreign tax credit effects                0.7        --      (2.8)
     Other, net                                3.9       0.3      (1.4)
      Effective income tax rate              (28.5)%   (31.7)%   (32.1)%


      The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $61 million at December 31, 1996), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $3 million.


     7. Employee Benefit Plans

      Effective December 2, 1996, the Company withdrew from the former parent's pension plan and established the Consolidated Freightways Corporation Pension Plan, (the Pension Plan), a defined benefit pension plan. The Pension Plan covers the Company's non-contractual employees in the United States. The actuarial present value of projected and accumulated benefit obligations and the related components of pension cost for the Company's active and inactive non-contractual employees were allocated to the Company.

     The Company's funding policy is to contribute the minimum required tax-
deductible  contribution  for  the year.   However,  it  may  increase  its
contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula.



      The Company's annual pension provision is based on an independent actuarial computation. Approximately 89% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments, real estate funds and investment capital funds.

     Following is additional information relating to the Pension Plan as of December 31:

                                                       1996           1995
     (Dollars in thousands)

     Accumulated benefit obligation, including
       vested benefits of $183,600 in 1996 and
       $180,901 in 1995                             $(191,225)     $(192,450)

     Effect of projected future compensation
         levels                                       (22,767)       (35,060)

     Projected benefit obligation                    (213,992)      (227,510)

     Pension Plan assets at market  value             213,787        192,450

     Pension Plan assets less than
      projected benefit obligation                       (205)       (35,060)
     Unrecognized prior service costs                   9,841         13,440
     Unrecognized net gain                            (49,123)        (3,370)
     Unrecognized net asset at transition, being
        amortized over 18 years                        (7,725)       (11,760)
       Pension Plan liability                       $ (47,212)     $ (36,750)

     Weighted average discount rate                       8.0%          7.25%
     Expected long-term rate of return
      on assets                                           9.5%           9.5%
     Rate of increase in future
      compensation levels                                 5.0%           5.0%

      Net pension cost was allocated from the former parent's Pension Plan on an actuarially determined pro-rata basis and included the following:

                                            1996        1995       1994
     (Dollars in thousands)

     Cost of benefits earned during
      the year                          $  7,055     $ 5,610    $ 8,408
     Interest cost on projected
      benefit obligation                  16,596      15,130      9,707
     Actual gain arising from
      plan assets                        (32,163)    (34,490)    (1,330)
     Net amortization and deferral        13,628      20,330     (8,837)
     Net pension cost                   $  5,116     $ 6,580   $  7,948

      Approximately 85% of the Company's domestic employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $116,712,000 in 1996,
$104,042,000  in  1995,  and $89,470,000 in 1994  for  such  plans.   Those
contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

      Prior to the Distribution, the Company's non-contractual employees participated in the former parent's retiree health plan. The Company has subsequently established its own retiree health plan similar to the former parent's. The Company was allocated a portion of the former parent's liability based upon an actuarial computation. The plan provides benefits to non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

      The following information sets forth the Company's allocated total post retirement benefit amounts included in Employee Benefits in the Consolidated Balance Sheets as of December 31:

                                                       1996         1995
     (Dollars in thousands)

   Accumulated post retirement benefit obligation
     Retirees and other inactives                     $38,681      $37,828
     Participants  currently eligible  to  retire       8,237        8,115
     Other active participants                          6,456        9,681
                                                       53,374       55,624
     Unrecognized valuation gain                       11,629        5,693
     Accrued post retirement benefit cost             $65,003      $61,317

     Weighted average discount rate                       8.0%        7.25%
     Average health care cost trend rate
        First year                                        9.0%        10.0%
        Declining to (year 1999)                          6.0%         6.0%


      Net periodic post retirement benefit costs were allocated to the Company from the former parent's plan on an actuarially determined basis and included the following components:

                                              1996      1995       1994
     (Dollars in thousands)

     Cost of benefits earned during
      the year                             $   540   $   432    $   894
     Interest cost on accumulated post
      retirement obligation                  4,000     3,768      3,602
     Net   amortization   and   deferral      (103)     (526)      (246)
     Net periodic post retirement
      benefit cost                         $ 4,437   $ 3,674    $ 4,250

     The increase in the accumulated post retirement benefit obligation and the net periodic post retirement benefit cost, given a one percent increase in the health care cost trend rate assumption, would be 10.4% for the year ended December 31, 1996, 9.2% for the year ended December 31, 1995, and 9.6% for the year ended December 31, 1994.

       The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan which allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. Prior to the Distribution, the Company's non-contractual employees participated in the former parent's Thrift and Stock Plan. The Company's contribution, which is charged as an expense, vests immediately with the employee and totaled $1,926,000 in 1996, $1,990,000 in 1995, and $2,600,000 in 1994.


8.   Stock  Compensation Plans

      The Company has adopted the Consolidated Freightways Corporation 1996 Stock Option and Incentive Plan (the Plan). The Company has reserved 3,303,798 shares for the Plan. Under the Plan, restricted stock can be granted to officers, non-employee directors and certain designated employees. The shares vest over three years and are contingent upon the Company's stock price achieving pre-determined increases over the grant price for 10 consecutive trading days following each year. All restricted stock awards entitle the participant credit for any dividends. Upon issuance of the restricted shares, unearned compensation is charged to shareholders' equity. Compensation expense is recognized based upon the current market price and the extent to which performance criteria are being met. The Company had 2,146,450 granted but unissued shares of restricted stock for which compensation expense will be recognized over future vesting periods as appropriate. As of December 31, 1996 those shares had an aggregate market value of $19,049,700. The weighted average market value of the shares on the grant date was $7.475 per share.

      The Plan also allows for officers, non-employee directors and certain designated employees to be granted options to purchase common stock of the Company. The terms of the options will be set at the date of grant. No options have been granted as of December 31, 1996.

      In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Adoption of SFAS 123 is optional, and the Company has opted to account for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees." The Company will make all disclosures required by SFAS 123.

9.  Contingencies

      The Company and its subsidiaries are involved in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material impact on the Company's financial position or results of operations.

      The Company has received notices from the Environmental Protection Agency (EPA) and others that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or other Federal and state environmental statutes at various Superfund sites. Based upon cost studies performed by independent third parties, the Company believes its obligations with respect to such sites would not have a material adverse effect on the its financial condition or results of operations.

      CFCD and the International Brotherhood of Teamsters (IBT) are parties to the National Master Freight Agreement which expires on March 31, 1998. Although CFCD believes that it will be able to successfully negotiate a new contract with the IBT, there can be no assurances that it will be able to do so or that work stoppages will not occur, or that the terms of any such contract will not be substantially less favorable than those of the existing contract, any of which could have a material adverse effect on CFCD's business, financial condition or results of operations.

10.  Related Party Transactions

      Prior to the Distribution, the Company participated in the former parent's centralized cash management system and, consequently, its operating and capital expenditure needs were met by the former parent to the extent that cash from operating activities was insufficient. The related interest income (expense) on these advances included in Miscellaneous, net in the Statements of Consolidated Operations was approximately ($6,115,000), $(1,729,000), and $8,731,000 for the years ended December 31 1996, 1995 and 1994, respectively.

      The Company also received certain corporate support services from the former parent, namely accounting, finance, legal and treasury services. Costs were allocated to the Company using both incremental and proportional methods on a revenue and capital basis. The resulting charge to the
Company  was  $10,600,000  for  the period  January  1,  1996  through  the
Distribution  date.  For the years ended December 31, 1995  and  1994,  the charges were $11,946,000, and $14,749,000, respectively. These costs are included in Selling and Administrative Expenses in the Statements of Consolidated Operations. The Company believes that the allocation methods used provided the Company with a reasonable share of such expenses and approximate amounts which would have been incurred had the Company operated on an independent, stand-alone basis.

     LJSC provided various administrative services to the former parent and its subsidiaries under service contracts at an aggregate charge of $64,228,000 for the period January 1, 1996 through the Distribution date. The aggregate charges for the years ended December 31, 1995 and 1994 were $84,471,000 and $71,237,000, respectively. At the time of the Distribution, certain administrative service departments of LJSC that provided services to the former parent and its subsidiaries were transferred to a subsidiary of the former parent. In connection with the transfer of these departments, certain net assets and liabilities, in the amounts of $11,163,000 and $13,795,000, respectively, were transferred from LJSC to the former parent.

      In connection with the Distribution, certain real properties of CFCD with an aggregate net book value of $57,574,000 were transferred to the former parent. Additionally, $1,957,000 of net liabilities were also transferred from CFCD to the former parent.

      The Company entered into a Transition Services Agreement with its former parent under which the former parent will provide information systems, data processing, computer and communications, payroll and other administrative services. Services will be paid for by the Company based upon an arm's length negotiated basis. The agreement is for three years but contains provisions that are cancelable by the Company on six months written notice. The former parent can cancel any and all services, except telecommunications and data processing, after the first anniversary of the agreement on six months notice. For the period from the Distribution date to December 31, 1996, the Company was charged $2,600,000 for services under this agreement. The Company also entered into agreements with its former parent to provide for the allocation of taxes and certain liabilities arising from periods prior to the Distribution.

      As described in Note 2, the Company provides for the uninsured costs of workers' compensation, vehicular, medical, casualty and cargo claims. Prior to the Distribution, the former parent administered claims made against the Company and, where required by law or contract, provided the necessary guarantees or collateral for the performance of the Company's obligations in each state. The former parent indemnified certain states, insurance companies and sureties against the failure of the Company to pay judgments for workers' compensation and casualty claims. In some cases, these indemnities are supported by letters of credit under which the former parent is liable to the issuing bank.

      It is not feasible for the former parent to be removed from its indemnification obligations to the states in which the Company operates with respect to workers' compensation and employer's liability claims arising prior to the Distribution date. The former parent will continue to administer these claims for the Company. The Company entered into an indemnification agreement with the former parent with respect to claims incurred prior to the Distribution date which provides that the Company will provide security to the former parent for its obligations. The Company has pledged real properties and letters of credit in the amounts of $50.0 million and $30.0 million, respectively, to secure those obligations. The potential liabilities required to be indemnified by the former parent should be reduced over time following the Distribution date as the Company's pending claims are resolved.





                                       CONSOLIDATED FREIGHTWAYS CORPORATION
                                                AND SUBSIDIARIES
                                            Quarterly Financial Data
                                                  (Unaudited)
                                  (Dollars in thousands except per share data)


                                                       March 31          June 30          September 30       December 31

1996 - Quarter Ended
     Revenues                                          $502,544         $529,997           $559,605          $554,026
     Operating loss                                     (24,557)         (13,667)            (2,301)          (32,541)(a)
     Loss before income tax benefits                    (26,342)         (14,498)            (2,683)          (34,254)
     Income tax benefits                                 (6,206)          (6,566)              (928)           (8,501)
     Net loss                                           (20,136)          (7,932)            (1,755)          (25,753)
     Net loss per share (c)                               (0.91)           (0.36)             (0.08)            (1.17)


                                                        March 31        June 30           September 30       December 31

1995 - Quarter Ended

     Revenues                                          $546,662         $535,473           $525,357          $499,037
     Operating income (loss)                              6,518              767             (7,907)          (42,164)(b)
     Income (loss) before income taxes (benefits)         6,188            1,324             (6,919)          (44,391)
     Income taxes (benefits)                              1,980              424             (2,214)          (14,079)
     Net income (loss)                                    4,208              900             (4,705)          (30,312)
     Net income (loss) per share (c)                       0.19             0.04              (0.21)            (1.38)

(a)  Includes previously disclosed $15 million charge for the increase in workers' compensation reserve.
(b)  Includes approximately $26 million of costs related to the implementation of BAS.
(c)  Earnings per share are calculated based upon 22,025,323 shares, which represents the number of shares issued in the Distribution.





Five Year Financial Summary

Consolidated Freightways Corporation
   And Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
(Unaudited)
                                                 1996         1995         1994          1993         1992
SUMMARY OF OPERATIONS
Revenues                                    $ 2,146,172  $ 2,106,529  $ 1,936,412     $ 2,074,323  $ 2,154,697
Operating income (loss)                         (73,066)     (42,786)     (47,743)         29,403       23,665(b)
Depreciation and amortization                    64,565       63,902       73,443          83,739       83,650
Investment income                                   263          756          497             459        1,315
Interest expense                                    843          918          880             443        5,870
Income (loss) before income taxes (benefits)    (77,777)     (43,798)     (44,478)         36,769       30,190
Income taxes (benefits)                         (22,201)     (13,889)     (14,274)         16,628        4,496
Net income (loss)                               (55,576)     (29,909)     (32,116)(a)      20,141       (9,192)(c)
Cash from operations                              2,545       41,772       33,739          67,186      117,282

PER SHARE
Net income (loss)                                 (2.52)       (1.36)       (1.46)(a)        0.91        (0.42)(c)
Shareholders' equity                               9.57        11.76         9.70           12.13        12.30

FINANCIAL POSITION
Cash and cash equivalents                        48,679       26,558       23,116          10,764        7,287
Property, plant and equipment, net              416,688      501,311      452,878         500,866      543,245
Total assets                                    857,087      866,698      852,510         878,934      885,450
Capital expenditures                             48,203      111,962       32,120          49,395       90,307
Long-term debt                                   15,100       15,100       15,100          15,100       15,100
Shareholders' equity                            210,698      259,108      213,579         267,074      270,802

RATIOS AND STATISTICS
Current ratio                                  1.1 to 1     1.0 to 1     1.1 to 1        1.0 to 1     1.1 to 1
Net income (loss) as % of revenues               (2.6)%       (1.4)%       (1.7)%            1.0%       (0.4)%
Effective income tax rate                       (28.5)%      (31.7)%      (32.1)%           45.2%        14.9%
Long-term debt as % of
    total capitalization                             7%           6%           7%              5%           6%
Return on average invested capital                (22)%        (11)%        (11)%              6%         (3)%
Return on average shareholders' equity            (24)%        (13)%        (13)%              8%         (4)%
Average shares outstanding                   22,025,323   22,025,323   22,025,323      22,025,323   22,025,323
Number of shareholders                           13,500          n/a          n/a             n/a          n/a
Number of employees                              20,300       20,200       22,000          22,100       23,200


(a) Includes $1.9 million ($.09 per share) extraordinary charge, net of related tax benefits, for the write-off of intrastate operating rights.
(b) Includes special charges of $17.3 million related to operation changes at CFCD and the write-off of Canadian operating rights.
(c) Includes $30.2 million ($1.37 per share) cumulative effect of change in method of accounting for post retirement benefits and $4.7 million ($.21 per share) extraordinary charge from early retirement of debt.