Form 10-K, Exhibit 13
period 1997-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 1998-03-27
CIK 1022581

Exhibit 13



              Consolidated Freightways Corporation
                        and Subsidiaries
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations


     Consolidated Freightways Corporation (the Company) completed its first year as an independent company in 1997, earning operating income of $45.3 million. This is a $118.4 million improvement over the $73.1 million loss in 1996. 1997 includes a $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan, which was not incurred in 1996. Excluding this charge, 1997 operating income improved $132.7 million over the prior year. The 1997 net income of $20.4 million or $0.92 per basic share compares to a net loss of $55.6 million or $2.52 per basic share in 1996. Excluding the charge, net income in 1997 was $28.9 million or $1.31 per basic share. These significant improvements were attributable to improved revenue yield coupled with aggressive cost containment programs.

     Revenues for 1997 increased 7.1% over the prior year to $2.3 billion, with net revenue per hundred weight increasing 6.2%. This reflects the general rate increase implemented in January, 1997, combined with management's efforts to improve the freight mix. The Company also benefited by higher yields from premium service offerings. Overall, the less-than truckload (LTL) industry benefited from higher rates in 1997, as tighter capacity resulted in a stable pricing environment. Total tonnage increased 0.9%, while higher rated LTL tonnage increased 1.6%.

      Salaries, wages and benefits in 1997 increased 0.7% over the prior year. These expenses reflect Teamsters wage and benefit increases of approximately $30 million, an increase of $21.1 million of incentive compensation for non-contractual employees and expenses associated with increased business levels. The Company also incurred a $14.3 million non-cash charge in 1997 for the issuance of approximately 1.1 million common shares to all eligible, full-time employees under its restricted stock plan. These additional expenses were offset by increased use of rail services, a significant reduction in workers' compensation claims cost through aggressive cost containment, workplace safety and return to work initiatives, and efficiencies in linehaul, dock and city operations. The 1996 expenses were adversely impacted by the implementation of the Business Accelerator System (BAS) and also reflect a 3.5%, April 1, 1996, contractual wage and benefit increase. Also included in 1996 expenses were salary and benefits for administrative services which were outsourced to the former parent in 1997 and a $15.0 million charge to increase workers' compensation reserves.

      Operating expenses increased 5.4% in 1997 compared to the prior year due primarily to charges for administrative services outsourced to the former parent. During 1997, the fees for these services were $22.6 million. In 1996, the expense allocations from the former parent were included in salaries, wages and benefits as noted in the previous paragraph. The Company also experienced an increase in repair and maintenance expense in 1997 due to its aging fleet. This was partially offset by a 6.1% decrease in fuel costs due to lower fuel prices per gallon and a higher proportion of freight transported via rail, as discussed below. In 1996, operating expenses increased 0.7% over 1995 due to expenses associated with implementing BAS. Also in 1996, the Company experienced a 20.9% increase in fuel prices. The Company was able to recover approximately 80% of its increased fuel costs through a fuel surcharge program.

      Purchased transportation increased 6.7% and 17.1% in 1997 and 1996, respectively, as the Company increased its use of lower cost rail services in strategic lanes. Rail miles as a percentage of total inter-city miles in 1997 increased to 27.9% from 26.0% in 1996 and 21.9% in 1995.

    Operating taxes and licenses decreased 2.9% and 3.4% in 1997 and 1996, respectively. These decreases are the result of lower fuel taxes, licensing fees and highway use taxes as a higher proportion of freight was transported via rail, as discussed above. Additionally, the Company has successfully challenged and reduced property tax assessments on its terminal properties.

      Claims and insurance increased 11.4% in 1997 in line with increased revenue levels. In 1996, claims and insurance expense decreased 4.5% over 1995 levels due to improved cargo loss and damage experience.

     Depreciation expense decreased 17.5% from 1996 levels due to a higher proportion of fully depreciated equipment in 1997 and the transfer of $57.6 million of excess properties to the former parent concurrent with the spin-off. Depreciation increased 0.9% in 1996 due to increased capital expenditures during 1995 and 1996.

      The above combination of increased revenues and cost containment efforts resulted in an improvement in the operating ratio to 98.0% in 1997 from 103.4% in 1996.

      The 1995 and 1996 operating results were adversely affected by the implementation of BAS. BAS, implemented in October 1995, was a redesign of the freight system whereby freight is moved directionally from point-to-point, reducing miles and handling, thereby lowering costs and average transit times. Although implementation of BAS ultimately improved on-time performance and reduced transit times, system implementation took longer than expected and utilization during the first half of 1996 was below expected levels. Operational refinements in the second half of the year and an increased acceptance of the Company's improved service resulted in total and LTL tonnage for the year ended December 31, 1996 increasing 1.0% and 2.5% over 1995 levels while revenues increased 1.9%. The excess costs related to BAS, combined with a depressed pricing environment, resulted in an operating loss of $73.1 million in 1996. The operating ratio in 1996 was 103.4% compared with 102.0% in 1995.

     Other expense, net, decreased 30.4% in 1997 from 1996 levels primarily due to investment income on the Company's short-term investments. In 1996, other expense, net increased over 1995 due primarily to interest expense on increased borrowings from the former parent which is included in Miscellaneous, net in the Statements of Consolidated Operations.

      The Company's effective income tax (benefit) rates in 1997, 1996 and 1995 differ from the statutory Federal rate due primarily to foreign taxes and non-deductible items.

      Management is in the initial phases of replacing or converting the Company's financial and operational systems and applications for Year 2000 compliance. Based upon a current assessment of systems and applications requiring modification, management expects to spend $25 to $30 million over the next two years. Of this amount, approximately $11 million relates to the purchase of new hardware and software, which will be capitalized and amortized over their estimated useful lives. Management expects to have all of its financial and operational systems converted by mid 1999. However, to the extent systems are not converted by the year 2000, there could be a material adverse effect on the Company's operations.

     On February 9, 1998, Consolidated Freightways Corporation of Delaware (CFCD), a wholly-owned subsidiary of the Company, along with three other national motor freight carriers, agreed on a tentative five-year National Master Freight Agreement with the International Brotherhood of Teamsters (IBT). The current agreement expires on March 31, 1998. The agreement, subject to ratification by members of the IBT, will grant among other things, a one-time, $750 signing bonus and increased wage and pension benefits for CFCD's union employees. With ratification of the proposed agreement as well as a continued stable pricing environment in 1998, management will continue to focus on yield enhancement and efficient use of existing capacity. Management will also continue with its aggressive workers' compensation claims containment programs which proved successful in 1997 and with refinements to improve operating efficiencies. In an effort to offset increased operating costs in 1998, management implemented a 5.5% general rate increase in January, which will apply to approximately 40% of customer revenues. As discussed in Footnote 8 in the Company's 1997 Consolidated Financial Statements, the Company has a restricted stock plan. If performance conditions are met, approximately 1.1 million shares of common stock will be issued in December, 1998, and compensation expense recognized based on the then market price of the stock. Based on the market price of the stock on December
31, 1997, the Company would recognize a $9.0 million non-cash charge, net of related tax benefits.


Liquidity and Capital Resources

       As of December 31, 1997, the Company had $107.7 million in cash and cash equivalents. Net cash flow from operations for the year ended December 31, 1997 was $77.4 million, primarily from net income and depreciation and amortization. Management expects cash flows from operations in 1998 to be sufficient for working capital and capital expenditure needs. Capital expenditures for the year ended December 31,1997 were $22.7 million compared with $48.2 million in 1996, as management opted to minimize capital expenditures during its first year of operations as an independent company. The Company expects 1998 capital expenditures to be approximately $70 million, primarily for the replacement of aging trucks, tractors and trailers. Management expects to fund these capital expenditures with cash from operations, supplemented by financing arrangements, if necessary.

      The Company has a $225.0 million secured credit facility with several banks to provide for working capital and letter of credit needs. Working capital borrowings are limited to $100.0 million while letters of credit are limited to $150.0 million. Borrowings under the agreement, which expires in 2000, bear interest based upon either prime or LIBOR, plus a margin dependent on the Company's financial performance. Borrowings and letters of credit are secured by substantially all of the assets (excluding real property and certain rolling stock) of CFCD, all of the outstanding stock of CFCD and 65% of the outstanding capital stock of Canadian Freightways Limited, a wholly owned subsidiary of CFCD. As of December 31, 1997, the Company had no short-term borrowings and $93.1 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that the Company remain in compliance with certain financial covenants. The most restrictive covenants require the Company to maintain a minimum level of earnings before interest, taxes, depreciation and amortization, minimum amounts of tangible net worth and fixed charge coverage, and limit capital expenditures. The Company is in compliance as of December 31, 1997 and expects to be in compliance with these covenants throughout 1998.

      As of December 31, 1997, the Company's ratio of long-term debt to total capital was 6% compared with 7% as of December 31, 1996. The current ratio was 1.3 to 1 and 1.1 to 1 as of December
31, 1997 and 1996, respectively.

Inflation

      Significant increases in fuel prices, to the extent not offset by increases in transportation rates, would have a material adverse effect on the profitability of the Company. Historically, the Company has responded to periods of sharply higher fuel prices by implementing fuel surcharge programs or base rate increases, or both, to recover additional costs. However, there can be no assurance that the Company will be able to successfully implement such surcharges or increases in response to increased fuel costs in the future.

Other

     The Company has received notices from the Environmental Protection Agency and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at various Superfund sites. Under CERCLA, PRP's are jointly and severally liable for all site remediation and expenses. Based upon cost studies performed by independent third parties, the Company believes its obligations with respect to such sites would not have a material adverse effect on its financial condition or results of operations.

      Certain statements included or incorporated by reference herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties. Any such forward-looking statements included or incorporated by reference herein should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. In that regard, the following factors, among others, and in addition to matters discussed elsewhere herein and in documents incorporated by reference herein, could cause actual results and other matters to differ materially from those in such forward-looking statements: changes in general business and economic conditions; increases in domestic and international competition and pricing pressure;
increases in fuel prices; uncertainty regarding the Company's ability to improve results of operations; labor matters, including shortages of drivers and increases in labor costs; changes in governmental regulation; environmental and tax matters; increases in costs associated with the conversion of financial and operational systems and applications for Year 2000 compliance and failure to convert all systems by the year 2000. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition.



                           CONSOLIDATED FREIGHTWAYS CORPORATION
                                    AND SUBSIDIARIES
                          STATEMENTS OF CONSOLIDATED OPERATIONS
                                 Years Ended December 31,
                      (Dollars in thousands except per share data)



                                                    1997             1996              1995
REVENUES                                       $  2,299,075    $  2,146,172      $  2,106,529

COSTS AND EXPENSES
    Salaries, wages and benefits                  1,509,665       1,498,707         1,452,415
    Operating expenses                              363,615         345,006           342,762
    Purchased transportation                        191,041         179,126           152,953
    Operating taxes and licenses                     72,882          75,083            77,733
    Claims and insurance                             63,741          57,214            59,896
    Depreciation                                     52,872          64,102            63,556
                                                  2,253,816       2,219,238         2,149,315
OPERATING INCOME (LOSS)                              45,259         (73,066)          (42,786)

OTHER INCOME (EXPENSE)
  Investment income                                   1,894             263               756
  Interest expense                                   (3,213)           (843)             (918)
  Miscellaneous, net  (Note 10)                      (1,958)         (4,131)             (850)
                                                     (3,277)         (4,711)           (1,012)


Income (loss) before income taxes (benefits)         41,982         (77,777)          (43,798)
Income taxes (benefits) (Note 6)                     21,623         (22,201)          (13,889)

NET INCOME (LOSS)                              $     20,359    $    (55,576)     $    (29,909)

Basic average shares outstanding                 22,066,212      22,025,323        22,025,323
Diluted average shares outstanding               22,755,714      22,025,323        22,025,323

Basic Earnings (Loss) per Share: (Note 2)      $       0.92    $      (2.52)     $      (1.36)

Diluted Earnings (Loss) per Share: (Note 2)    $       0.89    $      (2.52)     $      (1.36)


                      The accompanying notes are an integral part of these statements.



                           CONSOLIDATED FREIGHTWAYS CORPORATION
                                     AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS
                                       December 31,
                                 (Dollars in thousands)



                                                        1997             1996

ASSETS

Current Assets
  Cash and cash equivalents                         $  107,721      $   48,679
  Trade accounts receivable, net
       of allowances  (Note 2)                         310,601         285,410
  Other accounts receivable                             10,300           3,339
  Operating supplies, at lower of average cost
      or market                                          8,741          11,511
  Prepaid expenses                                      39,696          35,848
  Deferred income taxes  (Note 6)                       16,554          35,470
    Total Current Assets                               493,613         420,257


Property, Plant and Equipment, at cost
  Land                                                  78,227          78,989
  Buildings and improvements                           342,413         343,023
  Revenue equipment                                    559,610         559,823
  Other equipment and leasehold improvements           116,390         115,317
                                                     1,096,640       1,097,152
  Accumulated depreciation and amortization           (713,653)       (680,464)
                                                       382,987         416,688

Other Assets
  Deposits and other assets                              9,468          10,808
  Deferred income taxes  (Note 6)                       11,728           9,334
                                                        21,196          20,142

Total Assets                                        $  897,796      $  857,087


                The accompanying notes are an integral part of these statements.


                         CONSOLIDATED FREIGHTWAYS CORPORATION
                                   AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                                     December 31,
                               (Dollars in thousands)


                                                       1997            1996

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                              $     83,127     $     87,511
  Accrued liabilities  (Note 3)                      212,644          187,267
  Accrued claims costs  (Note 2)                      82,023           95,780
  Federal and other income taxes  (Note 6)             7,706            4,083
    Total Current Liabilities                        385,500          374,641

Long-Term Liabilities
  Long-term debt   (Note 4)                           15,100           15,100
  Accrued claims costs  (Note 2)                     112,173          110,200
  Employee benefits (Note 7)                         115,220          113,312
  Other liabilities                                   26,356           33,136
    Total Liabilities                                654,349          646,389

Shareholders' Equity
Preferred stock, $.01 par value; authorized
   5,000,000 shares; issued none                           -                -
Common stock, $.01 par value; authorized
   50,000,000 shares; issued 23,038,437
   and 22,025,323 shares, respectively                   230              220
Additional paid-in capital                            71,461           57,174
Cumulative translation adjustment                     (6,572)          (4,910)
Retained earnings                                    178,573          158,214
Treasury stock, at cost  (18,151 shares)                (245)               -
  Total Shareholders' Equity                         243,447          210,698

Total Liabilities and Shareholders' Equity      $    897,796     $    857,087


           The accompanying notes are an integral part of these statements.





                              CONSOLIDATED FREIGHTWAYS CORPORATION
                                        AND SUBSIDIARIES
                             STATEMENTS OF CONSOLIDATED CASH FLOWS
                                    Years Ended December 31,
                                     (Dollars in thousands)

                                                               1997         1996         1995
Cash and Cash Equivalents, Beginning
  of Period                                                $  48,679    $  26,558    $  23,116

Cash Flows from Operating Activities
  Net income (loss)                                           20,359      (55,576)     (29,909)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                             54,679       64,565       63,902
    Increase (decrease) in deferred income taxes (Note 6)     16,522      (35,634)      18,556
    Gains from property disposals, net                          (914)      (3,089)      (2,360)
    Issuance of common stock under restricted
        stock plan (Note 8)                                   14,297            -            -
    Changes in assets and liabilities:
      Receivables                                            (32,152)     (34,484)      (4,851)
      Accounts payable                                        (4,384)       1,199        5,677
      Accrued liabilities                                     25,377        4,612       (1,883)
      Accrued claims costs                                   (11,784)      22,531        4,811
      Income taxes                                             3,623        2,715         (791)
      Employee benefits                                        1,908        7,216      (13,515)
      Other                                                  (10,161)      28,490        2,135
Net Cash Provided by Operating Activities                     77,370        2,545       41,772

Cash Flows from Investing Activities
  Capital expenditures                                       (22,674)     (48,203)    (111,962)
  Proceeds from sales of property                              4,591        8,329        6,529
Net Cash Used by Investing Activities                        (18,083)     (39,874)    (105,433)

Cash Flows from Financing Activities
  Former parent investment and advances, net (Note 10)             -       59,450       67,103
  Purchase of treasury stock                                    (245)           -            -
Net Cash Provided (Used) by Financing Activities                (245)      59,450       67,103

Increase in Cash and Cash Equivalents                         59,042       22,121        3,442

Cash and Cash Equivalents, End of Period                   $ 107,721    $  48,679    $  26,558

Supplemental Disclosure
Cash paid for income taxes (Note 2)                        $   1,478    $       -    $       -
Cash paid for interest (net of amounts capitalized)        $   1,444    $     877    $   1,485


                   The accompanying notes are an integral part of these statements.






                                              CONSOLIDATED FREIGHTWAYS CORPORATION
                                                         AND SUBSIDIARIES
                                          STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                       (Dollars in thousands)



                                        Common Stock         Additional    Cumulative               Treasury
                                    Number of                 Paid-in     Translation   Retained     Stock,
                                     Shares       Amount      Capital      Adjustment   Earnings    at cost     Total

 Balance, December 31, 1994         22,025,323      $  220    $  57,174    $ (4,663)   $ 160,848    $   -   $  213,579

 Net cash infusion from
      former parent (Note 10)                -           -            -           -       67,103        -       67,103
 Net asset transfers from
      former parent                          -           -            -           -        9,283        -        9,283
 Net loss                                    -           -            -           -      (29,909)       -      (29,909)
 Translation adjustment                      -           -            -        (948)           -        -         (948)

 Balance, December 31, 1995         22,025,323         220       57,174      (5,611)     207,325        -      259,108

Net cash infusion from
     former parent (Note 10)                 -           -            -           -       59,450        -       59,450
 Net asset transfers to
     former parent (Note 10)                 -           -            -           -      (52,985)       -      (52,985)
 Net loss                                    -           -            -           -      (55,576)       -      (55,576)
 Translation adjustment                      -           -            -         701            -        -          701

Balance, December 31, 1996          22,025,323         220       57,174      (4,910)     158,214        -      210,698

Issuance of common stock under
   restricted stock plan (Note 8)    1,013,114          10       14,287           -            -        -       14,297
 Purchase of 18,151 treasury shares          -           -            -           -            -     (245)        (245)
 Net income                                  -           -            -           -       20,359        -       20,359
 Translation adjustment                      -           -            -      (1,662)           -        -       (1,662)

Balance, December 31, 1997          23,038,437      $  230    $  71,461    $ (6,572)   $ 178,573    $(245)  $  243,447


<F/N>
                                     The accompanying notes are an integral part of these statements.







                   CONSOLIDATED FREIGHTWAYS CORPORATION
                             AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization

      Consolidated Financial Statements and Basis of Presentation: The accompanying consolidated financial statements include the accounts of Consolidated Freightways Corporation and its wholly-owned subsidiaries (the Company). The Company, incorporated in the state of Delaware, consists of Consolidated Freightways Corporation of Delaware (CFCD), a nationwide motor carrier, and its Canadian operations, including Canadian Freightways, Ltd.
(CFL), Epic Express, Milne & Craighead, Canadian Sufferance Warehouses, Blackfoot Logistics, and other related businesses; Redwood Systems, a third party logistics provider; and the Leland James Service Corporation (LJSC), an administrative service provider. The Company provides less-than-truckload transportation and logistics services nationwide and in parts of Canada, Mexico, the Caribbean area, Latin and Central America, Europe and
Pacific  Rim  countries.   Approximately 95% of the Company's revenues  are
domestic.

      The Company was a wholly-owned subsidiary of CNF Transportation Inc., (the former parent), through December 1, 1996. On December 2, 1996, the Company was spun-off in a tax free distribution (the Distribution) to shareholders. The amounts included in the accompanying consolidated financial statements through December 1, 1996 are based upon historical amounts included in the consolidated financial statements of the former parent and are presented as if the Company had operated as an independent stand-alone entity, except that it has not been allocated any portion of the former parent's consolidated borrowings or interest expense thereon.


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

      Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $7,467,000 and $9,692,000 as of December 31, 1997 and 1996,
respectively.

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

     Income Taxes:   The Company follows the liability method of accounting
for income taxes. Prior to the Distribution, the Company was included in the consolidated federal income tax return and consolidated unitary state income tax returns of the former parent. Income tax benefits and deferred income taxes presented in periods prior to the Distribution represent a pro-rata share of the former parent's consolidated income tax expense and deferred income taxes and approximate those that would have been recorded had the Company filed separate income tax returns.

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

     Interest Expense: The interest expense presented in the Statements of Consolidated Operations is related to industrial revenue bonds, as discussed in Note 4, and long-term tax liabilities. The interest expense as presented for the years ended December 31, 1996 and 1995 is not necessarily intended to reflect the expense that would have been incurred had the Company been an independent stand-alone company prior to the Distribution.

     Earnings per Share: The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," in 1997. Basic earnings per share is calculated using only the weighted average shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the Company's restricted stock. See
Footnote 8, "Stock Compensation Plans." The dilutive effect of the restricted stock for the year ended December 31, 1997 was 689,502 shares. Basic and diluted earnings per share for the years ended December 31, 1996 and 1995 were computed using 22,025,323 shares, which represents the number of shares issued in the Distribution, and remain as previously reported.

      Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

       Recent Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting
Comprehensive Income." This statement requires that all items of comprehensive income be prominently displayed in the financial statements. Reclassification of prior year financial statements is required. This statement is effective for fiscal years beginning after December 15, 1997. Adoption of this statement will not affect previously reported earnings.

      Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires the presentation of financial information on the same basis that it is used within an organization to evaluate segment performance and allocate resources. It also requires enhanced disclosures about geographic, product and service information. This statement is effective for fiscal years beginning after December 15, 1997. Management expects that adoption of this statement will not have a material effect on the Company's reporting requirements.

       Reclassification:   Certain  amounts  in  prior   years'   financial
statements   have  been  reclassified  to  conform  to  the  current   year
presentation.


3. Accrued Liabilities

     Accrued liabilities consisted of the following as of December 31:

                                              1997         1996
    (Dollars in thousands)

     Accrued holiday and vacation pay     $  75,002    $  70,728
     Other accrued liabilities               59,378       46,219
     Wages and salaries                      26,663       27,287
     Accrued union health and welfare        22,281       21,296
     Accrued taxes other than income taxes   19,854       18,040
     Accrued incentive bonus                  9,466        3,697
     Total accrued liabilities            $ 212,644    $ 187,267


4. Long-Term Debt

      As of December 31, 1997 and 1996, long-term debt consisted of $15,100,000 of industrial revenue bonds with rates between 7.0% and 7.25%, due at various dates in 2003 and 2004.

      The Company has a $225.0 million secured credit facility with several banks to provide for working capital and letter of credit needs. Working capital borrowings are limited to $100.0 million while letters of credit are limited to $150.0 million. Borrowings under the agreement, which expires in 2000, bear interest based upon either prime or LIBOR, plus a margin dependent on the Company's financial performance. Borrowings and letters of credit are secured by substantially all of the assets (excluding real property and certain rolling stock) of CFCD, all of the outstanding stock of CFCD and 65% of the outstanding capital stock of CFL. As of December 31, 1997, the Company had no short-term borrowings and $93.1 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that the Company remain in compliance with certain financial covenants. The most restrictive covenants require the Company to maintain a minimum level of earnings before interest, taxes, depreciation and amortization, minimum amounts of tangible net worth and fixed charge coverage, and limit capital expenditures. The Company is in compliance as of December 31, 1997, and expects to be in compliance with these covenants throughout 1998.

      The Company's interest expense, as presented on the Statements of Consolidated Operations, is net of capitalized interest of $0, $339,000 and $361,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

      Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt exceeded book value as of December 31, 1997 and 1996 by 10.6% and 11.6%, respectively.

      There are no aggregate annual maturities or sinking fund requirements of long-term debt for each of the next five years ending December 31, 2002.


5. Leases

      The Company is obligated under various non-cancelable leases which expire at various dates through 2013.

      Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997, are $21,680,000 in 1998, $18,608,000 in 1999, $3,058,000 in 2000,
$1,156,000 in 2001, $478,000 in 2002, and $604,000 thereafter.

     Rental expense for operating leases is comprised of the following:

                                      1997      1996       1995
      (Dollars in thousands)

       Minimum rentals              $37,091   $47,146     $56,118
       Less  sublease rentals          (635)   (1,029)     (5,768)
       Net rental expense           $36,456   $46,117     $50,350


6. Income Taxes

     The components of pretax income (loss) and income taxes (benefits) are as follows:

                                      1997     1996       1995
     (Dollars in thousands)

     Pretax income (loss)
       U.S. corporations           $ 31,296  $(86,829)  $(53,674)
       Foreign corporations          10,686     9,052      9,876
       Total pretax income (loss)  $ 41,982  $(77,777)  $(43,798)

     Income taxes (benefits)
       Current
         U.S. Federal              $   (296) $ 11,014   $(32,078)
         State and local                 88    (2,048)    (4,630)
         Foreign                      5,309     4,467      4,263
                                      5,101    13,433    (32,445)

      Deferred
         U.S. Federal                14,526   (35,098)    16,183
         State and local              1,884      (536)     1,861
         Foreign                        112         -        512
                                     16,522   (35,634)    18,556
   Total income taxes (benefits)   $ 21,623  $(22,201)  $(13,889)


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

      The components of deferred tax assets and liabilities in the Consolidated Balance Sheets as of December 31 relate to the following:

                                                     1997      1996
     (Dollars in thousands)

     Deferred taxes - current
     Assets
       Reserves for accrued claims costs        $  23,079  $  29,434
       Other reserves not currently deductible      2,821     16,573

     Liabilities
       Unearned revenue, net                       (9,346)   (10,537)
     Total deferred taxes - current                16,554     35,470

     Deferred taxes - non current
     Assets
       Reserves for accrued claims costs           43,675     42,477
       Employee benefits                           22,934     20,452
       Retiree health benefits                     24,054     23,539
       Federal net operating loss and
              credit carryovers                     1,743      5,418

     Liabilities
       Depreciation                               (63,937)   (63,939)
       Tax benefits from leasing transactions     (13,875)   (15,166)
       Other                                       (2,866)    (3,447)
     Total deferred taxes - non current            11,728      9,334

           Net deferred taxes                   $  28,282  $  44,804


     For income tax reporting purposes, the Company had alternative minimum
tax  credit  carryovers  of  $1.6 million as of  December  31,  1997.   The
carryovers have no expiration date.

     Income taxes (benefits) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

                                              1997      1996      1995

     U.S. statutory tax rate                  35.0%    (35.0)%   (35.0)%
     State income taxes (benefits), net of
       federal income tax benefit              4.7      (2.0)     (3.0)
     Foreign taxes in excess of
       U.S. statutory rate                     4.0       1.7       3.0
     Non-deductible operating
       expenses                                3.8       2.6       4.1
     Fuel tax credits                         (0.6)     (0.4)     (1.1)
     Foreign tax credits                      (0.2)      0.7        --
     Other, net                                4.8       3.9       0.3
       Effective income tax rate              51.5%    (28.5)%   (31.7)%


      The cumulative undistributed earnings of the Company's foreign subsidiaries (approximately $67 million as of December 31, 1997), which if remitted are subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations unless it becomes advantageous for tax or foreign exchange reasons to remit these earnings. Therefore, no withholding or U.S. taxes have been provided. The amount of withholding tax that would be payable on remittance of the undistributed earnings would be $3.3 million.


7.   Employee Benefit Plans

      The Company maintains a non-contributory defined benefit pension plan (the Pension Plan) covering the Company's non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. The Company's funding policy is to contribute the minimum required tax-deductible contribution for the year. However, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 89% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments and real estate funds.

     The following information sets forth the Company's pension liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:

                                                         1997           1996
     (Dollars in thousands)

     Accumulated benefit obligation, including
       vested benefits of $204,997 in 1997 and
       $183,600 in 1996                               $(214,289)     $(191,225)

     Effect of projected future compensation
         levels                                         (29,580)       (22,767)

     Projected benefit obligation                      (243,869)      (213,992)

     Pension Plan assets at market  value               244,286        213,787

     Pension Plan assets greater (less) than
      projected benefit obligation                          417           (205)
     Unrecognized prior service costs                     8,056          9,841
     Unrecognized net gain                              (49,484)       (49,123)
     Unrecognized net asset at transition, being
        amortized over 18 years                          (6,621)        (7,725)
     Pension Plan liability                           $ (47,632)     $ (47,212)

     Weighted average discount rate                         7.5%           8.0%
     Expected long-term rate of return
      on assets                                             9.5%           9.5%
     Rate of increase in future
      compensation levels                                   5.0%           5.0%

     Net pension cost includes the following:
                                                  1997        1996       1995
     (Dollars in thousands)

     Cost of benefits earned during
      the year                                 $  5,975    $ 7,055    $ 5,610
     Interest cost on projected
      benefit obligation                         17,172     16,596     15,130
     Actual gain arising from
      plan assets                               (36,697)   (32,163)   (34,490)
     Net amortization and deferral               13,970     13,628     20,330
     Net pension cost                          $    420    $ 5,116    $ 6,580

      The Company's Pension Plan includes a program to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for this plan is based upon independent actuarial computations using assumptions consistent with the Pension Plan. As of December 31, 1997, the liability associated with this plan was $1,177,000. The pension cost was $175,000 for the year ended December 31, 1997.

      Approximately 85% of the Company's domestic employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $126,606,000 in 1997, $116,712,000 in 1996, and $104,042,000 in 1995 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

     The Company maintains a retiree health plan which provides benefits to non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

      The following information sets forth the Company's total post retirement benefit liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:

                                                       1997        1996
     (Dollars in thousands)

   Accumulated post retirement benefit obligation
     Retirees and other inactives                    $33,601      $31,895
     Participants  currently eligible  to  retire      6,796        6,451
     Other active participants                         6,379        6,055
                                                      46,776       44,401
     Unrecognized prior service cost                     352          395
     Unrecognized valuation gain                      17,853       20,207
      Accrued  post  retirement benefit  liability   $64,981      $65,003

     Weighted average discount rate                     7.5%         8.0%
     Average health care cost trend rate
        First year                                      6.5%         9.0%
        Declining to (year 1999)                        5.5%         6.0%


      Net periodic post retirement benefit costs include the following components:

                                               1997     1996      1995
     (Dollars in thousands)

     Cost of benefits earned during
      the year                              $   409   $   540    $   432
     Interest cost on accumulated post
      retirement obligation                   3,472     4,000      3,768
     Net   amortization  and  deferral       (1,023)     (103)      (526)
     Net periodic post retirement
      benefit cost                          $ 2,858   $ 4,437    $ 3,674

      A one percent annual increase in the health care cost trend rate assumption would have increased the accumulated post retirement benefit obligation by $1,977,000 as of December 31, 1997. The net periodic post retirement benefit cost would have increased by $148,000 for the year ended December 31, 1997.

      The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan which allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. The Company's contribution, which is charged as an expense, vests immediately with the employee and totaled $1,993,000 in 1997, $1,926,000 in 1996, and $1,990,000 in 1995.

      The Company has adopted various plans relating to the achievement of specific goals to provide incentive bonuses for designated employees. Total incentive bonuses earned by the participants were $25,690,000, $4,614,000 and $1,288,000 for the years ended December 31, 1997, 1996 and
1995, respectively.


8.   Stock  Compensation Plans

      The Company has a Stock Option and Incentive Plan (the Plan) under which shares of restricted stock were granted to its regular, full-time employees. During December 1996, 2,146,450 shares were granted at a weighted average price of $7.475 per share. During 1997, an additional 1,057,027 shares were granted at a weighted average price of $15.31 per share. The shares vest over three years from the date of the original grant and are contingent upon the Company's stock price achieving pre-
determined increases over the grant price for 10 consecutive trading days following each year. All restricted stock awards entitle the participant credit for any dividends. Compensation expense is recognized based upon the current market price and the extent to which performance criteria are being met. On December 16, 1997, restrictions on approximately one-third of the shares lapsed. Accordingly, the Company recognized a non-cash charge of
$14,297,000. The Company has 2,144,122 granted but unissued shares of restricted stock for which compensation expense will be recognized over future vesting periods as appropriate. As of December 31, 1997, those shares had an aggregate market value of $29,212,000. The Company has 100,321 shares remaining reserved under the Plan.

      The Plan also allows for officers, non-employee directors and certain designated employees to be granted options to purchase common stock of the Company. The terms of the options will be set at the date of grant. No options have been granted as of December 31, 1997.

      In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Adoption of this statement is optional, and the Company has opted to account for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees." Had the Company adopted this statement, pro forma net income for the year ended December 31, 1997 would have been $16.6 million or $0.75 per basic share and $0.73 per diluted share. This statement would have had an immaterial effect on the net loss for the year ended December 31, 1996. The net loss for the year ended December 31, 1995 would remain as reported.


9.  Contingencies

      The Company and its subsidiaries are involved in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

     On February 12, 1998, the United States District Court for the Central District of California dismissed two lawsuits filed against the Company and its principal operating subsidiary. The court accepted the Company's argument that the claims and issues in question are matters covered by the collective bargaining agreement and subject to the arbitration and grievance procedures. The underlying lawsuits, filed in October 1997, claimed among other things, invasion of privacy by the use of video cameras at a terminal facility, including restrooms, in order to combat a problem with theft and drug use. Approximately five plaintiffs were non-employees and were not covered by the collective bargaining agreement, and therefore may pursue legal action in Riverside County Superior Court. It is the opinion of management that the ultimate outcome of the remaining claims will not have a material adverse effect on the Company's financial position or results of operations.

     Consolidated tax returns in which the Company was included in prior to the spin-off from its former parent have been and are being examined by the Internal Revenue Service (IRS). The tax sharing agreement entered into with the former parent obligates the Company to pay additional taxes and interest should certain issues identified by the IRS not be resolved in the Company's favor. While favorable resolution is not assured, the Company believes that the ultimate outcome will not have a material adverse effect on its financial position or results of operations.

      CFCD and the International Brotherhood of Teamsters (IBT) are parties to the National Master Freight Agreement (NMFA) which expires on March 31, 1998. On February 9, 1998, CFCD, along with three other national motor freight carriers, agreed on a tentative, five-year NMFA with the IBT, subject to ratification by its members.

      The Company has received notices from the Environmental Protection Agency (EPA) and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at various Superfund sites. Under CERCLA, PRP's are jointly and severally liable for all site remediation and expenses. Based upon cost studies performed by independent third parties, the Company believes its obligations with respect to such sites would not have a material adverse effect on its financial position or results of operations.


10.  Related Party Transactions

      The Company is party to a Transition Services Agreement with its former parent under which the former parent provides information systems, data processing, computer and communications, payroll and other administrative services. Services are paid for by the Company based upon an arm's length negotiated basis. The agreement is for three years but contains provisions that are cancelable by the Company on six months written notice. The former parent can cancel any and all services, except telecommunications and data processing, on six months notice. For the year ended December 31, 1997, the Company was charged $22,649,000 for services under the agreement. For the period from the Distribution date to December 31, 1996, the Company was charged $2,600,000. The Company is also party to an agreement with its former parent which provides for the allocation of taxes and certain liabilities arising from periods prior to the Distribution.

      Prior to the Distribution, the former parent administered uninsured workers' compensation and employer's liability claims made against the Company and, where required by law or contract, provided the necessary guarantees or collateral for the performance of the Company's obligations in each state. As a condition of the Distribution, those guarantees and collateral will remain in place until the pending claims are resolved. To indemnify the former parent against liability relating to these claims, the Company has pledged real properties and letters of credit in the amounts of $50.0 million and $30.0 million, respectively, for the benefit of the former parent. The potential liabilities, and related pledged collateral, should be reduced over time as the Company's pending claims are resolved.

      Prior to the Distribution, the Company participated in the former parent's centralized cash management system and, consequently, its operating and capital expenditure needs were met by the former parent to the extent that cash from operating activities was insufficient. The related interest expense on these advances, included in Miscellaneous, net in the Statements of Consolidated Operations, was approximately $6,115,000 and $1,729,000 for the years ended December 31, 1996 and 1995, respectively. Additionally, the Company received certain corporate support services from the former parent, namely accounting, finance, legal and treasury services. Costs were allocated to the Company using both incremental and proportional methods on a revenue and capital basis. For the years ended December 31, 1996 and 1995, the charges were $10,600,000 and $11,946,000, respectively. These costs are included in Operating
Expenses  in  the  Statements of Consolidated  Operations.     The  Company
believes that the allocation methods used provided the Company with a reasonable share of such expenses and approximate amounts which would have been incurred had the Company operated on an independent, stand-alone basis.

     LJSC provided various administrative services to the former parent and its subsidiaries under service contracts at an aggregate charge of $64,228,000 for the period January 1, 1996 through the Distribution date. The aggregate charges for the year ended December 31, 1995 were $84,471,000. At the time of the Distribution, certain administrative service departments of LJSC that provided services to the former parent and its subsidiaries were transferred to a subsidiary of the former parent. In connection with the transfer of these departments, certain net assets and liabilities in the amounts of $11,163,000 and $13,795,000, respectively, were transferred from LJSC to the former parent.

      In connection with the Distribution, certain real properties of CFCD, with an aggregate net book value of $57,574,000, were transferred to the former parent. Additionally, $1,957,000 of net liabilities were also transferred from CFCD to the former parent.


                                            CONSOLIDATED FREIGHTWAYS CORPORATION
                                                     AND SUBSIDIARIES
                                                 Quarterly Financial Data
                                                       (Unaudited)
                                       (Dollars in thousands except per share data)


                                             March 31            June 30        September 30         December 31
1997 - Quarter Ended

     Revenues                                $545,633          $578,623            $603,253           $571,566
     Operating income (loss)                    8,537            16,676              24,340             (4,294)(a)
     Income (loss) before
         income taxes (benefits)                7,999            15,331              23,383             (4,731)
     Income taxes (benefits)                    4,745             8,413              11,600             (3,135)
     Net income (loss)                          3,254             6,918              11,783             (1,596)
     Basic earnings (loss) per share             0.15              0.31                0.53              (0.07)
     Diluted earnings (loss) per share           0.15              0.31                0.51              (0.07)
     Market price range                  $7.00-$12.25    $10.00-$16.813       $13.75-$18.50     $11.875-$18.438


                                             March 31            June 30          September 30        December 31

1996 - Quarter Ended

     Revenues                                $502,544          $529,997            $559,605            $554,026
     Operating loss                           (24,557)          (13,667)             (2,301)            (32,541)(b)
     Loss before income tax benefits          (26,342)          (14,498)             (2,683)            (34,254)
     Income tax benefits                       (6,206)           (6,566)               (928)             (8,501)
     Net loss                                 (20,136)           (7,932)             (1,755)            (25,753)
     Basic loss per share                       (0.91)            (0.36)              (0.08)              (1.17)
     Diluted loss per share                     (0.91)            (0.36)              (0.08)              (1.17)
     Market price range                           N/A               N/A                 N/A        $6.00-$9.125

<F/N>
(a)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $15.0 million non-cash charge for the increase in workers' compensation reserve.



                                                         Five Year Financial Summary
                                                   Consolidated Freightways Corporation
                                                             And Subsidiaries
                                                          Years Ended December 31
                                              (Dollars in thousands except per share data)
                                                              (Unaudited)

                                                  1997               1996              1995          1994        1993
SUMMARY OF OPERATIONS
Revenues                                     $    2,299,075    $   2,146,172      $2,106,529     $1,936,412  $2,074,323
Operating income (loss)                              45,259(a)       (73,066)(b)     (42,786)(c)    (47,743)     29,403
Depreciation and amortization                        54,679           64,565          63,902         73,443      83,739
Investment income                                     1,894              263             756            497         459
Interest expense                                      3,213              843             918            880         443
Income (loss) before income taxes (benefits)         41,982          (77,777)        (43,798)       (44,478)     36,769
Income taxes (benefits)                              21,623          (22,201)        (13,889)       (14,274)     16,628
Net income (loss)                                    20,359          (55,576)        (29,909)       (32,116)     20,141
Cash from operations                                 77,370            2,545          41,772         33,739      67,186

PER SHARE
Basic earnings (loss)                                  0.92            (2.52)          (1.36)         (1.46)       0.91
Diluted earnings (loss)                                0.89            (2.52)          (1.36)         (1.46)       0.91
Shareholders' equity                                  10.58             9.57           11.76           9.70       12.13

FINANCIAL POSITION
Cash and cash equivalents                           107,721           48,679          26,558         23,116      10,764
Property, plant and equipment, net                  382,987          416,688         501,311        452,878     500,866
Total assets                                        897,796          857,087         866,698        852,510     878,934
Capital expenditures                                 22,674           48,203         111,962         32,120      49,395
Long-term debt                                       15,100           15,100          15,100         15,100      15,100
Shareholders' equity                                243,447          210,698         259,108        213,579     267,074

RATIOS AND STATISTICS
Current ratio                                      1.3 to 1         1.1 to 1        1.0 to 1       1.1 to 1    1.0 to 1
Net income (loss) as % of revenues                     0.9%           (2.6)%          (1.4)%         (1.7)%        1.0%
Effective income tax rate                             51.5%          (28.5)%         (31.7)%        (32.1)%       45.2%
Long-term debt as % of
    total capitalization                                 6%               7%              6%             7%          5%
Return on average invested capital                       8%            (22)%           (11)%          (11)%          6%
Return on average shareholders' equity                   9%            (24)%           (13)%          (13)%          8%
Average shares outstanding                       22,066,212       22,025,323      22,025,323     22,025,323  22,025,323
Market price range                             $7.00-$18.50     $6.00-$9.125             n/a            n/a         n/a
Number of shareholders                               31,650           13,500             n/a            n/a         n/a
Number of employees                                  21,600           20,300          20,200         22,000      22,100

<F/N>
(a)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $15.0 million non-cash charge for the increase in workers' compensation reserve.
(c)  Includes approximately $26 million of costs related to implementation of the Business Accelerator System.