Form 10-K, Exhibit 13
period 1998-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 1999-03-30
CIK 1022581

Exhibit 13

                   Consolidated Freightways Corporation
                             and Subsidiaries
                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations


     Consolidated Freightways Corporation (the Company) improved operating income for the second consecutive year as an independent company, earning $52.1 million in 1998. This is a $6.8 million improvement over 1997 and a $125.1 million improvement over the 1996 operating loss of $73.1 million. This increase in operating income reflects the success of management's programs to contain costs, improve freight mix and gain market acceptance of its higher yielding premium services. The 1998 results were accomplished despite a 2.6% reduction in revenue. The improved performance generated cash from operations of $56.3 million and $77.4 million for 1998 and 1997, respectively. The 1996 results were adversely impacted by a reconfiguration of the freight flow system.

     Earnings per basic share in 1998 were $1.16 compared with $0.92 in the previous year. Both 1998 and 1997 include pre-tax non-cash charges of $14.4 million and $14.3 million, respectively, for the issuance of common shares to all eligible, full-time employees under the Company's restricted stock plan. Excluding these charges, earnings per basic share were $1.55 in 1998 compared with $1.31 in 1997.

     Revenues for 1998 declined 2.6% as total and less-than-truckload (LTL) tonnage declined 8.7% and 6.6%, respectively. Yield management programs, shippers diverting freight due to the perceived threat of a work stoppage early in the year and the regionalization of distribution activities contributed to the lower tonnage levels. The decline in tonnage was partially offset by improved revenue yields. Net revenue per hundred weight increased 6.4% over 1997 due to improved freight mix, growth of expedited service offerings and general rate increases, and despite the elimination of a fuel surcharge in early 1998. In 1997, revenue per hundred weight increased 6.2% over 1996 for the same reasons. Coupled with an LTL tonnage increase of 1.6%, 1997 revenues increased 7.1% over 1996.

     Salaries, wages and benefits decreased 4.2% in 1998 compared to 1997 primarily due to lower business volumes. The 1998 expenses include a $13.0 million signing bonus paid on signature of a new five year National Master Freight Agreement, a significant savings over historical contractual wage increases. The 1997 salaries, wages and benefits were 0.7% higher than 1996 reflecting a $30.0 million Teamster wage and benefit increase, an increase of $21.1 million in incentive compensation for non-contractual employees, a $14.3 million non-cash charge related to the Company's restricted stock plan and expenses associated with increased business levels. The Company benefited in 1998 and 1997 from increased use of purchased transportation and the success of workers' compensation cost containment programs. The 1996 expenses were adversely impacted by a reconfiguration of the freight flow system in late 1995, and include salary and benefits for administrative services which were outsourced to the former parent in 1997 and a $15.0 million charge to increase workers' compensation reserves.

     Operating expenses increased 1.0% in 1998, despite lower business volumes, due primarily to expenses related to the Company's Year 2000 project and a 9.0% increase in repair and maintenance expense on the Company's aging fleet. Operating expenses increased 5.4% in 1997 over 1996 due to charges for outsourced administrative services that were included in salaries, wages and benefits in 1996, as discussed above, and increased repair and maintenance expense. The Company benefited in 1998 and 1997 from lower fuel costs per gallon and a higher proportion of freight transported via rail. Operating expenses in 1996 were adversely impacted by a reconfiguration of the freight flow system in late 1995.

     Purchased transportation increased 8.6% in 1998 over 1997 as the Company continued to maximize use of lower cost rail services. Rail miles as a percentage of total inter-city miles were 28.0% in 1998 compared with 27.9% in 1997. The increase also reflects a 2.2% increase in rail cost per mile in 1998 as well as costs associated with the Company's growing PrimeTime Service. Purchased transportation increased 6.7% in 1997 over 1996 levels as rail miles increased from 26.0% of total inter-city miles.

     Operating taxes and licenses decreased 16.2% in 1998 from 1997 due to lower business volumes, increased use of rail services and continued reductions in property tax assessments on terminal properties. Operating taxes and licenses in 1997 decreased 2.9% from 1996 due to increased use of rail services and reduced property tax assessments.

     Claims and insurance decreased 12.5% in 1998 due to lower business volumes and continued improved claims experience over last year. Claims and insurance increased 11.4% in 1997 over 1996 due to increased business volumes.

    Depreciation expense decreased 7.2% and 17.5% in 1998 and 1997, respectively, due primarily to a higher proportion of fully depreciated equipment. Additionally, $57.6 million of excess properties were transferred to the former parent in December 1996.

    Other expense, net decreased $3.0 million and $1.4 million in 1998 and 1997, respectively, due to increased investment income on the Company's short-term investments. 1996 includes interest expense on borrowings from the former parent, which is included in Miscellaneous, net in the Statements of Consolidated Operations.

     The Company's effective income tax (benefit) rates differ from the statutory Federal rate due primarily to foreign and state taxes and non-deductible items.

     During 1999 management will continue its emphasis on higher yield premium services including its PrimeTime Service, preventing and containing claims costs and improving linehaul and city operations. This should contribute to a third year of improved operating performance and help offset contractual wage and benefit increases of approximately $14 million and amortization of approximately $5 million related to the replacement of certain operational and financial systems and applications for Year 2000 compliance. While management is optimistic about the Company's long term prospects, several issues and uncertainties may impact 1999 results.

     Declining Market Share: The Company is faced with a steady erosion of its market share in its traditional greater than 1,500 miles length- of-haul due to market trends such as the "regionalization" of freight due to just in time inventory practices, distributed warehousing and other changes in business processes. Also contributing to this decline are new longer length-of-haul service offerings by regional and parcel carriers. To enjoy continued growth, the Company must invest in its infrastructure to become more competitive in shorter length-of-haul lanes and develop services tailored to customer needs.

     Price Stability: A relatively robust economy, pricing discipline amongst competitors and reduced industry capacity has contributed to relative price stability over the last two years. A decline in economic growth and/or competitive action through price discounting may significantly impact the Company's performance through a reduction in revenue per hundredweight with minimal reduction in cost.

     Cyclicality and Seasonality: The less than truckload industry is affected by the state of the overall economy and seasonal fluctuations, which affect the amount of freight to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The months of September, October and November of each year usually have the highest business levels while the first quarter has the lowest.

     As  discussed  in  Footnote  8  in  the  Company's  1998  Consolidated
Financial Statements, the Company has a restricted stock plan. If performance conditions are met, approximately 1,100,000 shares of common stock will be issued in December 1999, and compensation expense recognized based on the then market price of the stock. Based on the market price of the stock on December 31, 1998, the Company would recognize a $10.4 million non-cash charge, net of related tax benefits.


Risk Factors

     The Company is subject to market risks related to changes in interest rates and foreign currency exchange rates, primarily the Canadian dollar. Management believes that the impact on the Company's financial position, results of operations and cash flows from fluctuations in interest rates and or foreign currency exchange rates would not be material. Consequently, management does not currently use derivative instruments to manage these risks; however, it may do so in the future.


Year 2000

     Management has a formal plan in place through which it has identified its operational and financial systems and applications requiring either modification or replacement for Year 2000 compliance. Of these systems, the Company's on-line equipment and freight tracking system is deemed most critical. Based upon an assessment at December 31, 1998, testing and modification of IT systems is approximately 55% complete while testing of non-IT embedded systems is approximately 35% complete. 1998 expenses related to Year 2000 modifications total $4.2 million and include payroll and payroll related costs as well as the costs of external consultants. In certain cases, management has opted to replace rather than modify certain of its systems and applications. Costs associated with the replacement of systems and applications are capitalized. As of December 31, 1998, $15.0 million has been capitalized and includes hardware, software and payroll costs as well as costs of external consultants. Management expects to spend an additional $22 million to convert its internal systems for Year 2000 compliance. Of this amount, it is expected that approximately $5 million will be expensed and approximately $17 million will be capitalized. These estimates may be revised based upon the results of continued testing. Management expects that all Year 2000 system modifications and replacements will be funded with cash from operations.

     Management has engaged outside consultants as part of the process of assessing its Year 2000 risks. Part of that assessment includes 3rd party compliance readiness. Management has identified and prioritized its critical customers and key suppliers of products and services and is currently soliciting written responses to Year 2000 readiness questionnaires. Management will formulate contingency plans as necessary based upon the results of those questionnaires.

     Management anticipates having all of its internal systems Year 2000 compliant by mid-1999. However, failure to convert the Company's on-line equipment and freight tracking system by the Year 2000 could result in the inability to manage the flow of equipment and freight through the system efficiently, but would not preclude the delivery of freight. Additionally, failure to convert financial systems on a timely basis could result in a return to manual processes resulting in delayed customer billings and vendor payments. To the extent that the Company or its critical customers and key suppliers fail to achieve Year 2000 compliance, there could be a material adverse effect on the Company's business, results of operations and financial position.


Liquidity and Capital Resources

     As of December 31, 1998, the Company had $123.1 million in cash and cash equivalents. Net cash flow from operations for the year ended
December  31,  1998  was  $56.3 million due primarily  to  net  income  and depreciation and amortization. Capital expenditures for the year ended December 31, 1998 were $31.3 million compared with $22.7 million in the prior year. Management expects capital expenditures to be approximately $120 million for 1999, primarily for replacement revenue equipment and upgrades to terminal properties. It is anticipated that those expenditures will be funded with cash from operations, supplemented by financing arrangements if necessary.

     The Company entered into two operating lease agreements for 485 tractors and 27 trucks in the fourth quarter of 1998 for the replacement of older equipment. Lease payments in 1999 will total approximately $4.5 million.

     During the third quarter of 1998, the Company repurchased 1,448,174 shares of its common stock for $12.6 million. Approximately one million of the repurchased shares were issued under the Company's restricted stock program.

     On July 2, 1998 the Company amended its secured credit facility, reducing the total facility from $225.0 million to $150.0 million. Working capital borrowings are limited to $100.0 million while letters of credit are limited to $150.0 million. Borrowings under the agreement, which expires in 2000, bear interest based upon prime or LIBOR, adjusted for a margin dependent on the Company's financial performance. The amendment reduced the margin and released all revenue equipment previously encumbered under the original agreement. Borrowings and letters of credit are secured primarily by eligible accounts receivable. The amendment further provides for reduced letter of credit and unused line fees, and less restrictive financial covenants. As of December 31, 1998, the Company had no short-term borrowings and $74.6 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which limits capital expenditures. The Company is in compliance as of December 31, 1998 and expects to be in compliance with these covenants in 1999.

     As  of  December  31, 1998, the Company's ratio of long-term  debt  to
total  capital  was 5.4% compared with 5.8% as of December 31,  1997.   The
current ratio was 1.3 to 1 as of December 31, 1998 and 1997.


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


Other

     On April 13, 1998, the International Brotherhood of Teamsters ratified a new five year National Master Freight Agreement with Consolidated Freightways Corporation of Delaware, a wholly owned subsidiary of the Company, and three other national motor freight carriers.

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





                      CONSOLIDATED FREIGHTWAYS CORPORATION
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  December 31,
                            (Dollars in thousands)



                                                            1998       1997

ASSETS

Current Assets
  Cash and cash equivalents (Note 2)                   $  123,081  $  107,721
  Trade accounts receivable, net of
       allowances  (Note 2)                               292,463     310,601
  Other accounts receivable                                 9,195      10,300
  Operating supplies, at lower of average cost
      or market                                             7,561       8,741
  Prepaid expenses                                         40,335      39,696
  Deferred income taxes  (Notes 2 and 6)                    6,806      16,554
    Total Current Assets                                  479,441     493,613


Property, Plant and Equipment, at cost  (Note 2)
  Land                                                     78,218      78,227
  Buildings and improvements                              343,492     342,413
  Revenue equipment                                       562,624     559,610
  Other equipment and leasehold improvements              123,404     116,390
                                                        1,107,738   1,096,640
  Accumulated depreciation and amortization              (746,966)   (713,653)
                                                          360,772     382,987

Other Assets
  Deposits and other assets  (Note 2)                      32,199       9,468
  Deferred income taxes  (Notes 2 and 6)                   17,978      11,728
                                                           50,177      21,196

Total Assets                                           $  890,390  $  897,796


[FN]
        The accompanying notes are an integral part of these statements.



                     CONSOLIDATED FREIGHTWAYS CORPORATION
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  December 31,
                           (Dollars in thousands)



                                                     1998            1997

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                               $   84,861       $  83,127
  Accrued liabilities  (Note 3)                     187,528         212,644
  Accrued claims costs  (Note 2)                     72,942          82,023
  Federal and other income taxes  (Note 6)           14,173           7,706
    Total Current Liabilities                       359,504         385,500

Long-Term Liabilities
  Long-term debt   (Note 4)                          15,100          15,100
  Accrued claims costs  (Note 2)                    103,574         112,173
  Employee benefits (Note 7)                        117,236         115,220
  Other liabilities                                  28,258          26,356
    Total Liabilities                               623,672         654,349

Shareholders' Equity
Preferred stock, $.01 par value; authorized
      5,000,000 shares; issued none                       -               -
Common stock, $.01 par value; authorized
      50,000,000 shares; issued 23,066,905
      and 23,038,437 shares, respectively               231             230
Additional paid-in capital                           77,303          71,461
Accumulated other comprehensive loss                (11,565)         (6,572)
Retained earnings                                   204,919         178,573
Treasury stock, at cost  (477,686 and
      18,151 shares, respectively)                   (4,170)           (245)
  Total Shareholders' Equity                        266,718         243,447

Total Liabilities and Shareholders' Equity       $  890,390       $ 897,796


[FN]
       The accompanying notes are an integral part of these statements.




                                  CONSOLIDATED FREIGHTWAYS CORPORATION
                                            AND SUBSIDIARIES
                                 STATEMENTS OF CONSOLIDATED OPERATIONS
                                         Years Ended December 31,
                             (Dollars in thousands except per share data)



                                                    1998              1997              1996
REVENUES                                       $  2,238,423      $ 2,299,075       $ 2,146,172

COSTS AND EXPENSES
    Salaries, wages and benefits                  1,445,899         1,509,665        1,498,707
    Operating expenses                              367,098           363,615          345,006
    Purchased transportation                        207,388           191,041          179,126
    Operating taxes and licenses                     61,090            72,882           75,083
    Claims and insurance                             55,804            63,741           57,214
    Depreciation                                     49,080            52,872           64,102
                                                  2,186,359         2,253,816        2,219,238
OPERATING INCOME (LOSS)                              52,064            45,259          (73,066)

OTHER INCOME (EXPENSE)
  Investment income                                   4,957             1,894              263
  Interest expense                                   (4,012)           (3,213)            (843)
  Miscellaneous, net  (Note 11)                      (1,192)           (1,958)          (4,131)
                                                       (247)           (3,277)          (4,711)


Income (loss) before income taxes (benefits)         51,817            41,982           (77,777)
Income taxes (benefits) (Note 6)                     25,471            21,623           (22,201)

NET INCOME (LOSS)                              $     26,346      $     20,359      $    (55,576)

Basic average shares outstanding (Note 2)        22,634,362        22,066,212        22,025,323
Diluted average shares outstanding (Note 2)      23,510,752        22,755,714        22,025,323

Basic Earnings (Loss) per Share: (Note 2)      $       1.16      $       0.92      $      (2.52)

Diluted Earnings (Loss) per Share: (Note 2)    $       1.12      $       0.89      $      (2.52)


                     The accompanying notes are an integral part of these statements.






                           CONSOLIDATED FREIGHTWAYS CORPORATION
                                   AND SUBSIDIARIES
                          STATEMENTS OF CONSOLIDATED CASH FLOWS
                                Years Ended December 31,
                                 (Dollars in thousands)

                                                                        1998           1997         1996
Cash and Cash Equivalents, Beginning
  of Period                                                          $ 107,721     $  48,679    $  26,558

Cash Flows from Operating Activities
  Net income (loss)                                                     26,346        20,359      (55,576)
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                                       50,918        54,679       64,565
    Increase (decrease) in deferred income taxes (Note 6)                3,498        16,522      (35,634)
    (Gains) losses from property disposals, net                             94          (914)      (3,089)
    Issuance of common stock under restricted stock plan (Note 8)       14,449        14,297            -
    Changes in assets and liabilities:
      Receivables                                                       19,243       (32,152)     (34,484)
      Accounts payable                                                   1,734        (4,384)       1,199
      Accrued liabilities                                              (25,116)       25,377        4,612
      Accrued claims costs                                             (17,680)      (11,784)      22,531
      Income taxes                                                       6,467         3,623        2,715
      Employee benefits                                                  2,016         1,908        7,216
      Other                                                            (25,701)      (10,161)      28,490
Net Cash Provided by Operating Activities                               56,268        77,370        2,545

Cash Flows from Investing Activities
  Capital expenditures                                                 (31,271)      (22,674)     (48,203)
  Proceeds from sales of property                                        2,918         4,591        8,329
Net Cash Used by Investing Activities                                  (28,353)      (18,083)     (39,874)

Cash Flows from Financing Activities
  Purchase of treasury stock                                           (12,555)         (245)           -
  Former parent investment and advances, net  (Note 11)                      -             -       59,450
Net Cash Provided (Used) by Financing Activities                       (12,555)         (245)      59,450

Increase in Cash and Cash Equivalents                                   15,360        59,042       22,121

Cash and Cash Equivalents, End of Period                             $ 123,081     $ 107,721    $  48,679


Supplemental Disclosure
Cash paid for income taxes                                           $   15,104    $   6,399    $   4,099
Cash paid for interest                                               $      775    $   1,389    $     877


                      The accompanying notes are an integral part of these statements.






                                                                  CONSOLIDATED FREIGHTWAYS CORPORATION
                                                                            AND SUBSIDIARIES
                                                           STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                         (Dollars in thousands)


                                                                                  Accumulated
                                                   Common Stock      Additional     Other                   Treasury
                                               Number of               Paid-in  Comprehensive    Retained    Stock,
                                                 Shares     Amount     Capital   Income (Loss)   Earnings   at cost      Total

 Balance, December 31, 1995                  22,025,323   $    220    $ 57,174    $ (5,611)     $ 207,325 $      -       $ 259,108

 Comprehensive income (loss) (Note 2)
    Net loss                                          -          -           -           -        (55,576)       -       (55,576)
    Foreign currency translation adjustment           -          -           -         701              -        -           701
 Total comprehensive loss                                                                                                (54,875)
 Net cash infusion from former
    parent (Note 11)                                  -          -           -           -         59,450        -        59,450
 Net asset transfers to former
    parent (Note 11)                                  -          -           -           -        (52,985)       -       (52,985)

Balance, December 31, 1996                   22,025,323        220      57,174      (4,910)       158,214        -       210,698

 Comprehensive income (loss) (Note 2)
    Net income                                        -          -           -           -         20,359        -        20,359
    Foreign currency translation adjustment           -          -           -      (1,662)             -        -        (1,662)
 Total comprehensive income                                                                                               18,697
 Issuance of common stock under restricted
   stock plan (Note 8)                        1,013,114         10      14,287           -              -        -        14,297
 Purchase of 18,151 treasury shares                   -          -           -           -              -     (245)         (245)

Balance, December 31, 1997                   23,038,437        230      71,461      (6,572)       178,573     (245)      243,447

 Comprehensive income (loss) (Note 2)
    Net income                                        -          -           -           -         26,346        -        26,346
    Foreign currency translation adjustment           -          -           -      (4,993)             -        -        (4,993)
 Total comprehensive income                                                                                               21,353

 Purchase of 1,448,174 treasury shares                -          -           -           -              -  (12,555)      (12,555)
 Issuance of common stock under restricted
   stock plan (Note 8)                           28,468          1          23           -              -        -            24
 Issuance of 988,639 treasury shares under
      restricted stock plan (Note 8)                  -          -       5,819           -              -    8,630        14,449

Balance, December 31, 1998                   23,066,905   $    231    $ 77,303    $(11,565)     $ 204,919 $ (4,170)    $ 266,718

                                     The accompanying notes are an integral part of these statements.






                   CONSOLIDATED FREIGHTWAYS CORPORATION
                             AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Organization

      Consolidated Financial Statements and Basis of Presentation: The accompanying consolidated financial statements include the accounts of Consolidated Freightways Corporation and its wholly owned subsidiaries (the Company). The Company, incorporated in the state of Delaware, consists of Consolidated Freightways Corporation of Delaware, a nationwide motor carrier, and its Canadian operations, including Canadian Freightways, Ltd., Epic Express, Milne & Craighead, Canadian Sufferance Warehouses, Blackfoot Logistics, and other related businesses; Redwood Systems, a third party logistics provider; and the Leland James Service Corporation (LJSC), an administrative service provider. The Company primarily provides less-than-truckload transportation and supply chain management services throughout the United States, Canada and Mexico, and international freight services between the United States and more than 80 countries.

      The Company was a wholly owned subsidiary of CNF Transportation Inc. (the former parent) through December 1, 1996. On December 2, 1996, the Company was spun-off in a tax-free distribution (the Distribution) to shareholders. The amounts included in the accompanying consolidated financial statements through December 1, 1996 are based upon historical amounts included in the consolidated financial statements of the former parent and are presented as if the Company had operated as an independent stand-alone entity, except that it has not been allocated any portion of the former parent's consolidated borrowings or interest expense thereon.


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

      Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $11,413,000 and $7,467,000 as of December 31, 1998 and 1997,
respectively.

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

      Software Costs: The Company adopted the provisions of American Institute of Certified Public Accountants (AICPA) Statement of Position 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1998. SOP 98-1 standardizes which costs related to computer software developed or obtained for internal use are to be capitalized and those that are to be expensed as incurred. Prior to adoption of this statement, the Company capitalized only the costs of purchased software while costs of internally developed software were expensed. The Company capitalized $17,574,000 of purchased and internally developed software costs in the year ended December 31, 1998. These costs are included in Other Assets on the Consolidated Balance Sheet and are being amortized over 5 years.

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

      Translation of Foreign Currency: Local currencies are generally considered to be the functional currencies outside the United States. The Company translates the assets and liabilities of its foreign operations at the exchange rate in effect at the balance sheet date. Income and expenses are translated using the average exchange rate for the period. The resulting translation adjustments are reflected in the Statements of Consolidated Shareholders' Equity. Transactional gains and losses are included in results of operations.

      Interest Expense: The interest expense presented in the Statements of Consolidated Operations is related to industrial revenue bonds, as discussed in Note 4 "Debt", and long-term tax liabilities. The interest expense as presented for the year ended December 31, 1996 is not necessarily intended to reflect the expense that would have been incurred had the Company been an independent stand-alone company prior to the Distribution.

     Earnings per Share: Basic earnings per share are calculated using only the weighted average shares outstanding for the period. Diluted earnings per share include the dilutive effect of the Company's restricted stock. See Footnote 8, "Stock Compensation Plans."

     The following charts reconcile basic to diluted earnings per share for the years ended December 31, 1998, 1997 and 1996:

(Dollars in thousands except per share amounts)

                                                Weighted         Earnings
                              Net Income         Average          (Loss)
     Years Ended                (Loss)           Shares         Per Share

     December 31, 1998
      Basic                    $ 26,346       22,634,362        $ 1.16
      Dilutive effect
         of restricted stock         --          876,390         (0.04)
      Diluted                  $ 26,346       23,510,752        $ 1.12

     December 31, 1997
      Basic                    $ 20,359       22,066,212        $ 0.92
      Dilutive effect
         of restricted stock         --          689,502         (0.03)
      Diluted                  $ 20,359       22,755,714        $ 0.89

     December 31, 1996
      Basic                    $(55,576)      22,025,323        $(2.52)
      Dilutive effect
         of restricted stock         --               --            --
      Diluted                  $(55,576)      22,025,323        $(2.52)


      Comprehensive Income: The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" in 1998. Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. Comprehensive income (loss) for the years ended December 31, 1998, 1997 and 1996 is presented in the Statements of Consolidated Shareholders' Equity.

      Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

      Recent Accounting Pronouncements: The AICPA issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." This statement requires that the costs of start-up activities and organization costs be expensed as incurred. The statement is effective for fiscal years beginning after December 15, 1998. Management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operations.

      The Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. It requires that an organization recognize all derivatives as either assets or liabilities on the balance sheet at fair value and establishes the timing of recognition of the gain/loss based upon the derivatives' intended use. This statement is effective for fiscal years beginning after June 15, 1999. Management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operations.

       Reclassification:   Certain  amounts  in  prior   years'   financial
statements   have  been  reclassified  to  conform  to  the  current   year
presentation.


3. Accrued Liabilities

     Accrued liabilities consisted of the following as of December 31:

                                               1998         1997
    (Dollars in thousands)

     Accrued payroll and benefits            $ 88,173     $101,665
     Other accrued liabilities                 54,184       59,378
     Accrued union health and welfare          21,857       22,281
     Accrued taxes other than income taxes     14,045       19,854
     Accrued incentive bonus                    9,269        9,466
     Total accrued liabilities               $187,528     $212,644


4. Debt

      Long-term debt consisted of $15,100,000 of industrial revenue bonds with rates between 5.15% and 5.25% as of December 31, 1998. Annual maturities and sinking fund requirements of long-term debt as of December 31, 1998 are as follows: $0 in 1999; $0 in 2000; $0 in 2001; $0 in 2002;
$1,000,000 in 2003 and $14,100,000 in 2004.

      During 1998 the Company amended its secured credit facility, reducing the total facility from $225.0 million to $150.0 million. Working capital borrowings are limited to $100.0 million while letters of credit are limited to $150.0 million. Borrowings under the agreement, which expires in 2000, bear interest based upon prime or LIBOR, adjusted for a margin dependent on the Company's financial performance. The amendment reduced the margin and released all revenue equipment previously encumbered under the original agreement. Borrowings and letters of credit are secured primarily by eligible accounts receivable. The amendment further provides for reduced letter of credit and unused line fees, and less restrictive financial covenants. As of December 31, 1998, the Company had no short-term borrowings and $74.6 million of letters of credit outstanding under this facility. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which limits capital expenditures. The Company is in compliance as of December 31, 1998 and expects to be in compliance with these covenants in 1999.

      Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt was equivalent to book value as of December 31, 1998. As of December 31, 1997, the fair market value exceeded book value by 10.6%.


5. Leases

      The Company is obligated under various non-cancelable leases that expire at various dates through 2013.

      Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998, are $25,649,000 in 1999, $20,001,000 in 2000, $7,482,000 in 2001,
$6,121,000 in 2002, $5,006,000 in 2003, and $9,622,000 thereafter.

     Rental expense for operating leases is comprised of the following:

                                      1998        1997      1996
(Dollars in thousands)

      Minimum rentals               $37,953     $38,558   $47,146
      Less sublease rentals          (1,809)     (2,102)   (1,029)
      Net rental expense            $36,144     $36,456   $46,117

6. Income Taxes

     The components of pretax income (loss) and income taxes (benefits) are as follows:

                                       1998       1997        1996
     (Dollars in thousands)

     Pretax income (loss)
       U.S. corporations             $ 38,115   $ 31,296   $ (86,829)
       Foreign corporations            13,702     10,686       9,052
       Total pretax income (loss)    $ 51,817   $ 41,982   $ (77,777)

     Income taxes (benefits)
       Current
         U.S. Federal                $ 14,244   $   (296)  $  11,014
         State and local                2,025         88      (2,048)
         Foreign                        5,704      5,309       4,467
                                       21,973      5,101      13,433

      Deferred
         U.S. Federal                   2,615     14,526     (35,098)
         State and local                  660      1,884        (536)
         Foreign                          223        112           -
                                        3,498     16,522     (35,634)
   Total income taxes (benefits)     $ 25,471   $ 21,623   $ (22,201)


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

      The components of deferred tax assets and liabilities in the Consolidated Balance Sheets as of December 31 relate to the following:

                                                    1998       1997
     (Dollars in thousands)

     Deferred taxes - current
     Assets
       Reserves for accrued claims costs          $ 19,740   $ 23,079
       Other reserves not currently deductible       7,358      4,282

     Liabilities
        Unearned revenue, net                       (8,871)    (9,346)
        Employee benefits                          (11,421)    (1,461)
     Total deferred taxes - current                  6,806     16,554

     Deferred taxes - non current
     Assets
       Reserves for accrued claims costs            39,865     43,675
       Employee benefits                            27,469     22,934
       Retiree health benefits                      24,016     24,054
       Federal net operating loss and
              credit carryovers                         --      1,743

     Liabilities
       Depreciation                                (57,899)   (63,937)
       Tax benefits from leasing transactions      (12,383)   (13,875)
       Other                                        (3,090)    (2,866)
     Total deferred taxes - non current             17,978     11,728

           Net deferred taxes                     $ 24,784   $ 28,282

     Income taxes (benefits) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

                                           1998      1997      1996

     U.S. statutory tax rate               35.0%     35.0%    (35.0)%
     State income taxes (benefits),
       net of federal income
       tax benefit                          3.8       4.7      (2.0)
     Foreign taxes in excess of
       U.S. statutory rate                  2.2       4.0       1.7
     Non-deductible operating
       expenses                             3.5       3.8       2.6
     Fuel tax credits                      (0.4)     (0.6)     (0.4)
     Foreign tax credits                     --      (0.2)      0.7
     Other, net                             5.1       4.8       3.9
       Effective income tax rate           49.2%     51.5%    (28.5)%


      The cumulative undistributed earnings of the Company's foreign subsidiaries, totaling $53.0 million as of December 31, 1998, which if remitted may be subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries' operations. Therefore, no provision has been made for any U.S tax applicable to foreign subsidiaries' earnings. Taxes paid to foreign jurisdictions on distributed foreign earnings may be used, in whole or in part, as credits against the U.S. tax. The amount of withholding tax that would be payable on remittance of the undistributed earnings would be $2.6 million.


7.   Employee Benefit Plans

      The Company adopted the provisions of SFAS No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits" in 1998. This standard revises employers' disclosures about pension and other postretirement plans but does not change expense recognition or measurement. Prior year disclosures have been restated to conform with current year presentation.

      The Company maintains a non-contributory defined benefit pension plan (the Pension Plan) covering the Company's non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. The Company's funding policy is to contribute the minimum required tax-deductible contribution for the year. However, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 92% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments and real estate funds.

     The following information sets forth the Company's pension liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:


(Dollars in thousands)                                 1998      1997

Change in Benefit Obligation
    Benefit obligation at beginning of period       $243,869   $213,992
    Service cost                                       7,252      5,975
    Interest cost                                     18,661     17,172
    Benefit payments                                 (10,424)    (9,589)
    Actuarial loss                                    17,725     13,685
    Plan amendments                                       --      2,634
    Benefit obligation at end of period             $277,083   $243,869


Change in Fair Value of Plan Assets
    Fair  value  of  plan assets at
      beginning  of  period                         $244,286   $213,787
    Actual return on plan assets                      34,536     35,853
    Benefit payments                                 (10,424)    (9,589)
    Transfer from former parent                           --      4,235
    Fair value of plan assets at end of period      $268,398   $244,286


Funded Status of the Plan
    Funded status at end of  year                   $ (8,685)  $    417
    Unrecognized net actuarial gain                  (41,738)   (49,484)
    Unrecognized prior service cost                    6,999      8,056
    Unrecognized net transition asset                 (5,518)    (6,621)
    Accrued Pension Plan Liability                  $(48,942)  $(47,632)



                                                      1998        1997

Weighted-average assumptions as of December 31,
Discount rate                                          7.0%       7.5%
Expected return on plan assets                         9.5%       9.5%
Rate of compensation increase                          4.5%       5.0%



Net pension cost includes the following:

(Dollars in thousands)                    1998      1997      1996

Components of net pension cost
    Service cost                      $  7,252    $  5,975   $  7,055
    Interest  cost                      18,661      17,172     16,596
    Expected return on plan assets     (22,758)    (20,196)   (18,447)
    Amortization of:
     Transition asset                   (1,103)     (1,104)    (1,119)
     Prior service cost                  1,057       1,057      1,158
     Actuarial gain                     (1,799)     (2,484)      (127)
Total net pension cost                $  1,310    $    420   $  5,116


      The Company's Pension Plan includes a program to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for this plan is based upon independent actuarial computations using assumptions consistent with the Pension Plan. As of December 31, 1998 and 1997, the liability was $1,492,000 and $1,177,000. The pension cost was $315,000, $175,000 and $429,000 for the years ended December 31, 1998, 1997 and 1996.

      Approximately 82% of the Company's domestic employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $123,882,000 in 1998, $126,606,000 in 1997, and $116,712,000 in 1996 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

      The Company maintains a retiree health plan that provides benefits to non-contractual employees at least 55 years of age with 10 years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.
       The following information sets forth the Company's total postretirement benefit liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:



(Dollars in thousands)                                 1998       1997

Change in Benefit Obligation
    Benefit obligation at beginning of period       $ 46,776   $ 44,401
    Service cost                                         434        409
    Interest cost                                      4,121      3,472
    Benefit payments                                  (3,882)    (2,880)
    Actuarial loss                                    12,434      1,374
    Benefit obligation at end of period             $ 59,883   $ 46,776


Change in Fair Value of Plan Assets
    Fair value of plan assets at
       beginning of period                          $     --   $     --
    Company contributions                              3,882      2,880
    Benefit payments                                  (3,882)    (2,880)
    Fair  value  of  plan  assets at
       end of period                                $     --   $     --


Funded Status of the Plan
    Funded status at end of  year                   $ (59,883) $ (46,776)
    Unrecognized net actuarial gain                    (5,252)   (17,853)
    Unrecognized prior service credit                    (308)      (352)
    Accrued Postretirement Benefit Liability        $ (65,443) $ (64,981)



                                                      1998        1997

Weighted-average assumptions as of December 31,
Discount rate                                         7.0%        7.5%



      For  measurement purposes, a 5.5% annual increase in the  per  capita
cost  of  covered  health care benefits was assumed  for  1999.    This  is
assumed to be the ultimate rate.

Net post retirement cost includes the following:

(Dollars in thousands)                    1998        1997        1996

Components of net benefit cost
     Service cost                      $   434     $   409      $   540
     Interest  cost                      4,121       3,472        4,000
     Amortization of:
      Prior service credit                 (44)        (43)         (41)
      Actuarial gain                      (167)       (980)         (62)
Total net benefit cost                 $ 4,344     $ 2,858      $ 4,437


      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)
                                                1%                1%
                                             Increase          Decrease

Effect on total of service and interest
    cost components                            $193             $(196)
Effect on the postretirement benefit
    obligation                               $2,582           $(2,630)


      The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan that allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. The Company's contribution, which is charged as an expense, totaled $2,088,000 in 1998, $1,993,000 in 1997, and $1,926,000 in 1996.

      The Company has adopted various plans relating to the achievement of specific goals to provide incentive bonuses for designated employees. Total incentive bonuses earned by the participants were $24,493,000, $25,690,000 and $4,614,000 for the years ended December 31, 1998, 1997 and
1996, respectively.


8.  Stock  Compensation Plans

      The Company has a Stock Option and Incentive Plan (the Plan) under which shares of restricted stock were granted to its regular, full-time employees. During December 1996, 2,146,450 shares were granted at a weighted average price of $7.475 per share. In 1997, 1,057,027 shares were granted at a weighted average price of $15.31 per share, and in 1998, 78,874 shares were granted at a weighted average price of $12.20. The shares vest over three years from the date of the original grant and are contingent upon the Company's stock price achieving pre-determined increases over the grant price for 10 consecutive trading days following each year. All restricted stock awards entitle the participant credit for any dividends. Compensation expense is recognized based upon the current market price and the extent to which performance criteria are being met. As of December 1998 and December 1997, restrictions on approximately two-thirds of the shares lapsed. Accordingly, the Company recognized non-cash charges of $14,449,000 and $14,297,000, respectively.
The Company has approximately 1,077,000 granted but unissued shares of restricted stock for which compensation expense will be recognized over future vesting periods as appropriate. As of December 31, 1998, those shares had an aggregate market value of $17,097,000. The Company has 137,325 shares remaining reserved under the Plan.

      The Plan also allows for officers, non-employee directors and certain designated employees to be granted options to purchase common stock of the Company. The terms of the options will be set at the date of grant. No options have been granted as of December 31, 1998.

      In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Adoption of this statement is optional, and the Company has opted to account for stock-based compensation in accordance with APB 25, "Accounting for Stock Issued to Employees." Had the Company adopted SFAS No. 123, pro forma net income for the year ended December 31, 1998 would have been $29.8 million or $1.32 per basic share and $1.27 per diluted share. Pro forma net income for the year ended December 31, 1997 would have been $16.6 million or $0.75 per basic share and $0.73 per diluted share. This statement would have had an immaterial effect on the net loss for the year ended December 31, 1996.


[9.  Contingencies

      This footnote has been intentionally omitted.  Please refer to Part II,
Item 8 "Financial Statements and Supplementary Data" in the Company's 1998 Form 10-K for the text of this footnote.]




10. Segment and Geographic Information

     The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement requires the presentation of financial information on the same basis that it is used within an organization to evaluate segment performance and allocate resources. It also requires enhanced disclosures about geographic, product and service information.

     The Company operates in a single industry segment, primarily providing less-than-truckload transportation and supply chain management services throughout the United States, Canada and Mexico, and international freight services between the United States and more than 80 countries. The following information sets forth revenues and long lived assets by geographic location. Revenues are attributed to geographic location based upon the location of the customer. No one customer provides 10% or more of total revenues.

Geographic Information

(Dollars in thousands)
                        1998                 1997                  1996
                               Long                 Long                 Long
                              Lived                Lived                 Lived
                 Revenues    Assets   Revenues    Assets    Revenues    Assets

United States  $2,117,415  $332,912  $2,173,588  $359,961  $2,037,997  $392,428
Canada            121,008    27,860     125,487    23,026     108,175    24,260
Total          $2,238,423  $360,772  $2,299,075  $382,987  $2,146,172  $416,688



11. Related Party Transactions

      The Company is party to a Transition Services Agreement with its former parent under which the former parent provides information systems,
data   processing,  computer,  communications  and  certain  administrative
services.   The agreement expires December 2, 1999.  The Company  pays  for
services  on  an  arm's  length negotiated basis.    For  the  years  ended
December 31, 1998 and 1997, the Company was charged $21,100,000 and $22,649,000 for services under the agreement. For the period from the Distribution date to December 31, 1996, the Company was charged $2,600,000. As of December 31, 1998, the Company is in the process of assuming responsibility for most administrative services and has entered into a five-year out-sourcing agreement with a third party for information systems, data processing, computer and communications services.

      The Company is also party to an agreement with its former parent that provides for the allocation of taxes and certain liabilities arising from periods prior to the Distribution. See Footnote 9, "Contingencies."

     As of December 31, 1998, the Company has pledged $22.0 million of real properties and $13.5 million of letters of credit to its former parent for uninsured workers' compensation and employer's liability claims incurred prior to the Distribution and guaranteed by the former parent. The pledged collateral is reduced over time as the Company's pending claims are resolved.

      The  Company  received certain corporate support  services  from  the former parent, namely accounting, finance, legal and treasury services, prior to the Distribution. Costs were allocated to the Company using both incremental and proportional methods on a revenue and capital basis. For the period from January 1, 1996 to the Distribution date, the charge was $10,600,000 and is included in Operating Expenses in the Statements of Consolidated Operations. The Company believes that the allocation methods used provided the Company with a reasonable share of such expenses and approximates amounts that would have been incurred had the Company operated on an independent, stand-alone basis.

      Miscellaneous, net, in the Statement of Consolidated Operations for the year ended December 31, 1996 includes $6,115,000 of interest expense on advances from the former parent prior to the Distribution.

      In connection with the Distribution, certain real properties, with an aggregate net book value of $57,574,000, and net liabilities of $4,589,000 were transferred to the former parent.



Management Report on Responsibility for Financial Reporting

The management of Consolidated Freightways Corporation has prepared the accompanying financial statements and is responsible for their integrity. The statements were prepared in accordance with generally accepted accounting principles, after giving consideration to materiality, and are based on management's best estimates and judgements.
The other financial information in the annual report is consistent with the financial statements.
     Management has established and maintains a system of internal control. Limitations exist in any control structure based on the recognition that the cost of such system should not exceed the benefits derived. Management believes its control system provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal control is documented by written policies and procedures that are communicated to employees. The Company's independent public accountants test the adequacy and effectiveness of the internal controls.
     The board of directors, through its audit committee consisting of three independent directors, is responsible for engaging the independent accountants and assuring that management fulfills its responsibilities in the preparation of the financial statements. The Company's financial statements have been audited by Arthur Andersen LLP, independent public accountants. Arthur Andersen LLP has access to the audit committee without the presence of management to discuss internal accounting controls, auditing and financial reporting matters.

/s/W. Roger Curry
W. Roger Curry
President and Chief Executive Officer

/s/David F. Morrison
David F. Morrison
Executive Vice President and
Chief Executive Officer

/s/Robert E. Wrightson
Robert E. Wrightson
Senior Vice President and Controller



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Consolidated Freightways Corporation:

We have audited the accompanying consolidated balance sheets of Consolidated Freightways Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

As explained in Note 2 to the consolidated financial statements, effective January 1, 1998, the Company changed its method of accounting for the costs of internal use software to reflect adoption of American Institute of Certified Public Accountants Statement of Position No 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."


/s/Arthur Andersen LLP
Portland, Oregon,
  January 25, 1999





                                         CONSOLIDATED FREIGHTWAYS CORPORATION
                                                   AND SUBSIDIARIES
                                               Quarterly Financial Data
                                                     (Unaudited)
                                    (Dollars in thousands except per share data)


                                            March 31         June 30          September 30         December 31
1998 - Quarter Ended

     Revenues                                $545,648          $551,841            $571,231            $569,703
     Operating income                          14,800            15,506              17,397               4,361 (a)
     Income before income taxes                14,319            15,557              17,566               4,375
     Income taxes                               7,302             8,084               8,335               1,750
     Net income                                 7,017             7,473               9,231               2,625
     Basic earnings per share                    0.30              0.32                0.41                0.12
     Diluted earnings per share                  0.29              0.31                0.41                0.11
     Market price range                 $13.00-$18.50    $12.875-$19.75       $7.625-$14.00       $7.50-$18.375


                                             March 31          June 30          September 30         December 31

1997 - Quarter Ended

     Revenues                                $545,633          $578,623            $603,253            $571,566
     Operating income (loss)                    8,537            16,676              24,340              (4,294)(b)
     Income (loss) before income
        taxes (benefits)                        7,999            15,331              23,383              (4,731)
     Income taxes (benefits)                    4,745             8,413              11,600              (3,135)
     Net income (loss)                          3,254             6,918              11,783              (1,596)
     Basic earnings (loss) per share             0.15              0.31                0.53               (0.07)
     Diluted earnings (loss) per share           0.15              0.31                0.51               (0.07)
     Market price range                  $7.00-$12.25    $10.00-$16.813       $13.75-$18.50      $11.875-$18.438

(a)  Includes $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.






Five Year Financial Summary

Consolidated Freightways Corporation
   And Subsidiaries
Years Ended December 31,
(Dollars in thousands except per share data)
(Unaudited)
                                                   1998            1997             1996               1995             1994
SUMMARY OF OPERATIONS
Revenues                                     $  2,238,423    $  2,299,075     $  2,146,172      $   2,106,529      $ 1,936,412
Operating income (loss)                            52,064(a)       45,259(b)       (73,066)(c)        (42,786)(d)      (47,743)
Depreciation and amortization                      50,918          54,679           64,565             63,902           73,443
Investment income                                   4,957           1,894              263                756              497
Interest expense                                    4,012           3,213              843                918              880
Income (loss) before income taxes (benefits)       51,817          41,982          (77,777)           (43,798)         (44,478)
Income taxes (benefits)                            25,471          21,623          (22,201)           (13,889)         (14,274)
Net income (loss)                                  26,346          20,359          (55,576)           (29,909)         (32,116)
Cash from operations                               56,268          77,370            2,545             41,772           33,739

PER SHARE
Basic earnings (loss)                                1.16            0.92            (2.52)             (1.36)           (1.46)
Diluted earnings (loss)                              1.12            0.89            (2.52)             (1.36)           (1.46)
Shareholders' equity                                11.81           10.58             9.57              11.76             9.70

FINANCIAL POSITION
Cash and cash equivalents                         123,081         107,721           48,679             26,558           23,116
Property, plant and equipment, net                360,772         382,987          416,688            501,311          452,878
Total assets                                      890,390         897,796          857,087            866,698          852,510
Capital expenditures                               31,271          22,674           48,203            111,962           32,120
Long-term debt                                     15,100          15,100           15,100             15,100           15,100
Shareholders' equity                              266,718         243,447          210,698            259,108          213,579

RATIOS AND STATISTICS
Current ratio                                    1.3 to 1        1.3 to 1         1.1 to 1           1.0 to 1         1.1 to 1
Net income (loss) as % of revenues                    1.2%           0.9%           (2.6)%             (1.4)%           (1.7)%
Effective income tax rate                            49.2%          51.5%          (28.5)%            (31.7)%          (32.1)%
Long-term debt as % of
    total capitalization                              5.4%           5.8%             6.7%               5.5%             6.6%
Return on average invested capital                   26.2%          24.9%          (27.8)%            (17.1)%          (17.1)%
Return on average shareholders' equity               13.9%          12.9%          (21.2)%            (12.7)%          (13.4)%
Average shares outstanding                      22,634,362     22,066,212       22,025,323         22,025,323       22,025,323
Market price range                            $7.50-$19.75   $7.00-$18.50     $6.00-$9.125                n/a              n/a
Number of shareholders                              34,350         31,650           13,500                n/a              n/a
Number of employees                                 21,000         21,600           20,300             20,200           22,000

(a)  Includes $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(c)  Includes $15.0 million non-cash charge for the increase in workers' compensation reserve.
(d)  Includes approximately $26 million of costs related to implementation of the Business Accelerator System.
