Form 10-K, Exhibit 13
period 1999-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 2000-03-30
CIK 1022581

Exhibit 13


          CONSOLIDATED FREIGHTWAYS CORPORATION AND SUBSIDIARIES
       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS

     Revenues for 1999 increased 6.3% over 1998 on total and less-than-truckload (LTL) tonnage increases of 0.9% and 1.4%, respectively. Total and LTL shipments increased 3.9% and 4.0%, respectively. During 1999, the Company's growth benefited from a 37% increase in its PrimeTime business and continued expansion of its two-day service offering. The Company also received incremental business from existing customers following the mid-year shutdown of two major LTL carriers. Revenue per hundredweight increased 3.6% for the year due to rate increases and the effects of a fuel surcharge implemented in July in response to higher fuel costs. Revenues for 1998 decreased 2.6% from 1997 on total and LTL tonnage decreases of 8.7% and 6.6%, respectively. Yield management programs and shippers diverting freight due to the perceived threat of a work stoppage early in 1998 contributed to the lower tonnage levels. The decline in tonnage was partially offset by a 6.4% increase in net revenue per hundredweight, due to improved freight mix and general rate increases.

     Salaries, wages and benefits increased 4.9% in 1999 due to increased business levels and a Teamster wage and benefit increase on April 1. As noted above, the Company received incremental business from the mid-year shutdown of two major LTL carriers. Unfortunately, a high proportion of this incremental business consisted of light and bulky shipments inadequately priced to recoup incremental handling costs. These increased expenses were partially offset by reduced incentive compensation. In 1998 salaries, wages and benefits decreased 4.2% from 1997 primarily due to lower business volumes and continued benefits of workers' compensation cost containment programs. The Company also benefited in 1998 by paying a signing bonus on signature of a new five-year National Master Freight Agreement, in lieu of a first-year wage increase, a significant savings over historical contractual wage increases.1998 and 1997 reflect $14.4 million and $14.3 million non-cash charges, respectively, for the issuance of common stock under the Company's restricted stock plan.

     Operating expenses increased 15.9% in 1999 due to increased business levels and the change in freight mix, as noted above, in addition to several other factors. The average fuel cost per gallon increased 25% over 1998. In response to this increase, the Company implemented a fuel surcharge as permitted under the Company's rules tariff. The Company was also impacted by higher than anticipated initial and on-going costs associated with transitioning information systems from its former parent to a third party; start-up costs associated with the continued expansion of the Company's 2-day service; and increased costs related to the Company's Year 2000 project, including software amortization related to the replacement of certain financial systems. Lease expense for revenue equipment increased $6.1 million in 1999 as the Company continued to make significant fleet replacements. During the fourth quarter, the Company wrote-off $3.0 million related to a disappointing software package implementation and was also adversely impacted from the shedding of inadequately priced freight. Operating expenses increased 1.0% in 1998 over 1997, despite lower business volumes, due primarily to expenses related to the Company's Year 2000 project and a 9.0% increase in repair and maintenance expense on the Company's aging fleet. These increases were partially offset by lower fuel costs per gallon and a higher proportion of freight transported via rail.

     Purchased transportation increased 15.2% in 1999 due to increased business levels, increased use of owner-operators for truckload operations, costs associated with the Company's growing PrimeTime service and increased rail costs. The Company continued to maximize the use of lower-cost rail services where possible. Purchased transportation increased 8.6% in 1998 over 1997, despite lower business levels, due to the same factors noted above.

     Operating taxes and licenses increased 13.6% in 1999 due to increased business levels and increased property taxes on terminal properties. Operating taxes and licenses decreased 16.2% in 1998 from 1997 due to lower business volumes, increased use of rail services and reductions of property tax assessments.

     Claims and insurance increased 21.3% over 1998 due to increased business levels, higher than anticipated cargo claims and higher-cost vehicular accidents during the fourth quarter. In 1998 claims and insurance decreased 12.5%.

     Depreciation increased 7.1% in 1999 over 1998 due to increased capital expenditures in 1999 for the replacement of older revenue equipment. Depreciation decreased 7.2% in 1998 from 1997 due primarily to a higher proportion of fully depreciated equipment.

     Operating income in 1999 decreased $44.2 million to $7.9 million, based upon the above factors, with the operating ratio deteriorating to 99.7% from 97.7% in 1998.
The Company's Canadian subsidiaries contributed $11.3 million of operating income in 1999. Operating income increased $6.8 million in 1998 to $52.1 million, with the Canadian subsidiaries contributing $10.5 million. The
Company's operating ratio improved to 97.7% in 1998 from 98.0% in 1997.

     Other expense, net increased $1.6 million in 1999 over 1998 due primarily to a $2.3 million decrease in investment income on the Company's short-term investments. Short-term investments decreased as funds were used for capital expenditures and share repurchases. The decrease in invest-ment income was partially offset by a $1.1 million gain on sale of a non-operating property. Other expense, net decreased $3.0 million in 1998 from 1997 due to increased investment income on the Company's short-term investments.

     The Company's effective income tax rates differ from the statutory Federal rate due primarily to foreign and state taxes and non-deductible items.


RISK FACTORS

DECLINING MARKET SHARE: The Company is faced with a steady erosion of its traditional "greater than 1,500 miles" length of haul market due to trends such as the "regionalization" of freight due to just-in-time inventory practices, distributed warehousing and other changes in business processes. Also contributing to this decline are new longer length-of-haul service offerings by regional and parcel carriers. To enjoy continued growth, the Company must continue to invest in its infrastructure to become more competitive in shorter length- of-haul lanes and develop services tailored to customer needs.

PRICE STABILITY: Continuing pricing discipline among competitors and reduced industry capacity have contributed to relative price stability over the last three years. A decline in economic growth and/or competitive action through price discounting may significantly impact the Company's performance through a reduction in revenue per hundredweight with minimal reduction in cost.

CYCLICALITY AND SEASONALITY: The LTL industry is affected by the state of the overall economy and seasonal fluctuations, which affect the amount of freight to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. The months of September, October and November of each year usually have the highest business levels while the first quarter has the lowest.

MARKET RISK: The Company is subject to market risks related to changes in interest rates and foreign currency exchange rates, primarily the Canadian dollar and Mexican peso.
Management believes that the impact on the Company's financial position, results of operations and cash flows from fluctuations in interest rates and foreign currency exchange rates would not be material. Consequently, management does not currently use derivative instruments to manage these risks; however, it may do so in the future.

     In 2000, management will continue to expand its expedited service offerings and invest in its new 2-day service offering. This includes consolidating some terminals and expanding others to expedite freight through the system, reducing handling and related costs. Additionally, the Company is committed to improving its freight profile through yield management programs designed to seek appropriate compensation for the freight it handles. As a result, the Company may experience a reduction in business levels. As shipment volumes stabilize, management will resize its freight flow infrastructure to expected business levels. In the short term, the Company expects the continuing infrastructure costs to adversely impact profits.

     As discussed in Footnote 9 in the Company's
Consolidated Financial Statements, the Company is party to a tax-sharing agreement with its former parent. Given the uncertainties surrounding the amount and timing of any obligations of the Company under the tax-sharing agreement, there can be no assurance that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations or financial position.

     As discussed in Footnote 8 in the Company's 1999
Consolidated Financial Statements, the Company has a restricted stock plan. As of December 31, 1999, there were 1,107,000 shares for which the stock price had not achieved the pre-determined increases required for vesting.
Compensation expense will be recognized for those shares once the stock price meets the required levels.


YEAR 2000

The Company successfully completed the conversion of its internal systems for Year 2000 compliance. Costs to modify operational and financial systems and applications in 1999 were $4.9 million, and include payroll and payroll related costs as well as the costs of external consultants. Total life-to-date costs of modifying operational and financial systems and applications for Year 2000 compliance were $11.1 million. In certain cases, management opted to replace rather than modify certain of its financial systems and applications. Costs associated with the replacement of those systems and applications have been capitalized. As of December 31, 1999, $41.2 million has been capitalized and includes the costs of hardware, software, and payroll costs, as well as the costs of external consultants. Given the possibility that not all Year 2000 problems would appear on January 1, the Company is continuing to monitor its internal systems, as well as its ability to transact with major customers and suppliers. However, the Company does not expect that the impact of any subsequent Year 2000 disruptions will have a material adverse effect on the Company's financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, the Company had $49.1 million in cash and cash equivalents. Net cash flow from operations for the year ended December 31, 1999 was $21.5 million compared with $73.8 million in the prior year. The decrease was due in large part to lower net income and an increase in accounts receivable. The increase in accounts receivable reflects a temporary increase in days sales outstanding due primarily to a fourth quarter change to a delayed invoicing process to improve billing accuracy and customer satisfaction. Capital expenditures in 1999 were $67.3 million compared with $31.3 million last year, as the Company made expenditures to replace older revenue equipment and upgrade terminal properties. Management expects capital expenditures to be approximately $80-$100 million in 2000, primarily for the purchase of revenue equipment, continued upgrades to terminal properties and technology enhancements. It is anticipated that those expenditures will be funded with cash from operations, supplemented by financing arrangements.

     During 1999, the Company repurchased 1,407,725 shares of its common stock for $12.6 million. This completed a $25 million stock repurchase program approved by the Board of Directors in 1998. On December 14, 1999, the Board of
Directors authorized the repurchase of an additional $20 million of common stock, of which $19.8 million remains available.

     On October 12, 1999, the Company entered into a new, multi-year $175 million unsecured credit facility with several banks to provide for working capital and letter of credit needs. Borrowings under the agreement bear interest at LIBOR plus a margin. As of December 31, 1999, the Company had no short-term borrowings and $66 million of letters of credit outstanding. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company is in compliance as of December 31, 1999 and expects to be in compliance with these covenants in 2000.

     Also in October, the Company entered into a lease agreement covering 2,700 of the Company's trucks and tractors. The lease agreement requires that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company is in compliance as of December 31, 1999 and expects to be in compliance with these covenants in 2000.

     During the year, the Company completed operating lease agreements for 767 new tractors and 285 new trailers.
Incremental lease payments are expected to be $6.8 million annually through 2005. These new units are replacements for older equipment.

     As discussed in Footnote 9 in the Company's
Consolidated Financial Statements, the Company is party to a tax-sharing agreement with its former parent. Given the uncertainties surrounding the amount and timing of any obligations of the Company under the tax-sharing agreement, there can be no assurance that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations or financial position.

     As of December 31, 1999, the Company's ratio of long-term debt to total capital was 5.5% compared with 5.4% as of December 31, 1998. The current ratio was 1.2 to 1 and 1.3 to
1 as of December 31, 1999 and 1998, respectively.


INFLATION

     As discussed above, the Company experienced a 25% increase in the average fuel cost per gallon in 1999.
The Company's rules tariff implements a fuel surcharge when the average cost per gallon of on-highway diesel fuel exceeds $1.10, as determined from the Energy Information
Administration of the Department of Energy's publication of weekly retail on-highway diesel prices. This provision of the rules tariff became effective in July. However, there can be no assurance that the Company will be able to maintain this surcharge or successfully implement such surcharges in response to increased fuel costs in the future.


OTHER

     On January 24, 2000, the Board of Directors elected Director G. Robert Evans vice chairman of the Board and interim chief executive officer. He replaces W. Roger
Curry who retired after 31 years of service to the Company.

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




                                 CONSOLIDATED FREIGHTWAYS CORPORATION
                                         AND SUBSIDIARIES
                                   CONSOLIDATED BALANCE SHEETS
                                           December 31,
                                     (Dollars in thousands)



                                                      1999              1998

ASSETS

Current Assets
  Cash and cash equivalents (Note 2)             $    49,050        $  123,081
  Trade accounts receivable, net of
         allowances  (Note 2)                        343,198           292,463
  Other accounts receivable                            6,524             9,195
  Operating supplies, at lower of
       average cost or market                          9,268             7,561
  Prepaid expenses                                    41,405            40,335
  Deferred income taxes  (Notes 2 and 6)              21,567             6,806
    Total Current Assets                             471,012           479,441


Property, Plant and Equipment, at cost  (Note 2)
  Land                                                82,701            78,218
  Buildings and improvements                         354,012           343,492
  Revenue equipment                                  545,129           562,624
  Other equipment and leasehold improvements         139,408           123,404
                                                   1,121,250         1,107,738
  Accumulated depreciation and amortization         (752,298)         (746,966)
                                                     368,952           360,772

Other Assets
  Deposits and other assets  (Note 2)                 57,712            32,199
  Deferred income taxes  (Notes 2 and 6)              18,596            17,978
                                                      76,308            50,177

Total Assets                                      $  916,272        $  890,390



       The accompanying notes are an integral part of these statements.





                      CONSOLIDATED FREIGHTWAYS CORPORATION
                               AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                 December 31,
                            (Dollars in thousands)



                                                      1999           1998

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                 $  98,701     $   84,861
  Accrued liabilities  (Note 3)                      202,287        187,528
  Accrued claims costs  (Note 2)                      78,584         72,942
  Federal and other income taxes  (Note 6)            16,883         14,173
    Total Current Liabilities                        396,455        359,504

Long-Term Liabilities
  Long-term debt   (Note 4)                           15,100         15,100
  Accrued claims costs  (Note 2)                      97,839        103,574
  Employee benefits (Note 7)                         121,783        117,236
  Other liabilities                                   26,533         28,258
    Total Liabilities                                657,710        623,672

Shareholders' Equity
Preferred stock, $.01 par value; authorized
   5,000,000 shares; issued none                           -              -
Common stock, $.01 par value; authorized
   50,000,000 shares; issued 23,133,848
   and 23,066,905 shares, respectively                    231           231
Additional paid-in capital                             77,406        77,303
Accumulated other comprehensive loss                  (10,087)      (11,565)
Retained earnings                                     207,632       204,919
Treasury stock, at cost  (1,863,691 and 477,686
    shares, respectively)                             (16,620)       (4,170)
  Total Shareholders' Equity                          258,562       266,718

Total Liabilities and Shareholders' Equity         $  916,272    $  890,390






The accompanying notes are an integral part of these statements.

<CAPION>

                                 CONSOLIDATED FREIGHTWAYS CORPORATION
                                           AND SUBSIDIARIES
                                  STATEMENTS OF CONSOLIDATED INCOME
                                        Years Ended December 31,
                           (Dollars in thousands except per share data)



                                                     1999               1998            1997
REVENUES                                        $  2,379,000      $  2,238,423     $ 2,299,075

COSTS AND EXPENSES
    Salaries, wages and benefits                   1,516,978         1,445,899       1,509,665
    Operating expenses                               425,580           367,098         363,615
    Purchased transportation                         238,944           207,388         191,041
    Operating taxes and licenses                      69,382            61,090          72,882
    Claims and insurance                              67,685            55,804          63,741
    Depreciation                                      52,556            49,080          52,872
                                                   2,371,125         2,186,359       2,253,816
OPERATING INCOME                                       7,875            52,064          45,259

OTHER INCOME (EXPENSE)
  Investment income                                    2,688             4,957           1,894
  Interest expense                                    (4,160)           (4,012)         (3,213)
  Miscellaneous, net                                    (375)           (1,192)         (1,958)
                                                      (1,847)             (247)         (3,277)


Income before income taxes                             6,028            51,817          41,982
Income taxes (Note 6)                                  3,315            25,471          21,623

NET INCOME                                      $      2,713      $     26,346     $    20,359

Basic average shares outstanding (Note 2)         22,349,997        22,634,362       22,066,212
Diluted average shares outstanding (Note 2)       22,556,275        23,510,752       22,755,714

Basic Earnings per Share: (Note 2)              $       0.12      $       1.16     $       0.92

Diluted Earnings per Share: (Note 2)            $       0.12      $       1.12     $       0.89


                     The accompanying notes are an integral part of these statements.





                CONSOLIDATED FREIGHTWAYS CORPORATION
                          AND SUBSIDIARIES
               STATEMENTS OF CONSOLIDATED CASH FLOWS
                      Years Ended December 31,
                       (Dollars in thousands)

                                                                1999        1998         1997
Cash and Cash Equivalents, Beginning
  of Year                                                   $ 123,081   $  107,721   $  48,679

Cash Flows from Operating Activities
  Net income                                                    2,713      26,346       20,359
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization                              58,363      50,918       54,679
    Increase (decrease) in deferred income taxes (Note 6)     (15,379)      3,498       16,522
    (Gains) losses from property disposals, net                (4,286)         94         (914)
    Issuance of common stock under restricted stock and
        safety award plans (Note 8)                               289      14,449       14,297
    Changes in assets and liabilities:
      Receivables                                             (48,064)     19,243      (32,152)
      Accounts payable                                         13,840       1,734       (4,384)
      Accrued liabilities                                      14,759     (25,116)      25,377
      Accrued claims costs                                        (93)    (17,680)     (11,784)
      Income taxes                                              2,710       6,467        3,623
      Employee benefits                                         4,547       2,016        1,908
      Other                                                    (7,886)     (8,127)     (10,161)
Net Cash Provided by Operating Activities                      21,513      73,842       77,370

Cash Flows from Investing Activities
  Capital expenditures                                        (67,273)    (31,271)     (22,674)
  Software expenditures                                       (27,938)    (17,574)           -
  Proceeds from sales of property                              12,308       2,918        4,591
Net Cash Used by Investing Activities                         (82,903)    (45,927)     (18,083)

Cash Flows from Financing Activities
  Purchase of treasury stock                                  (12,641)    (12,555)        (245)
Net Cash Used by Financing Activities                         (12,641)    (12,555)        (245)

Increase (Decrease) in Cash and Cash Equivalents              (74,031)     15,360       59,042

Cash and Cash Equivalents, End of Year                      $  49,050   $ 123,081    $ 107,721


Supplemental Disclosure
Cash paid for income taxes                                  $  14,469   $   15,104   $   6,399
Cash paid for interest                                      $     904   $      775   $   1,389


  The accompanying notes are an integral part of these statements.



                                   CONSOLIDATED FREIGHTWAYS CORPORATION
                                               AND SUBSIDIARIES
                            STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                            (Dollars in thousands)



                                                          Common Stock           Additional
                                                   Number of                      Paid- in
                                                    Shares         Amount          Capital

Balance, December 31, 1996                       22,025,323    $    220             $  57,174

 Comprehensive income (loss) (Note 2)
    Net income                                            -           -                     -
    Foreign currency translation adjustment               -           -                     -
 Total comprehensive income
 Issuance of common stock under restricted
   stock plan (Note 8)                            1,013,114          10                14,287
 Purchase of 18,151 treasury shares                       -           -                     -

Balance, December 31, 1997                       23,038,437         230                71,461

 Comprehensive income (loss) (Note 2)
    Net income                                            -           -                     -
    Foreign currency translation adjustment               -           -                     -
 Total comprehensive income
 Purchase of 1,448,174 treasury shares                    -           -                     -
 Issuance of common stock under restricted
   stock plan (Note 8)                               28,468           1                    23
 Issuance of 988,639 treasury shares under
    restricted stock plan (Note 8)                        -           -                 5,819

Balance, December 31, 1998                       23,066,905         231                77,303

 Comprehensive income (Note 2)
    Net income                                            -           -                     -
    Foreign currency translation adjustment               -           -                     -
 Total comprehensive income
 Purchase of 1,407,725 treasury shares                    -           -                     -
 Issuance of 21,720 treasury shares under
    restricted stock
    and safety award plans (Note 8)                       -           -                    98
 Issuance of common stock under restricted
   stock plan (Note 8)                               66,943           -                     5

Balance, December 31, 1999                       23,133,848    $    231             $  77,406


                                                 Accumulated
                                                     Other
                                                 Comprehensive        Retained         Treasury
                                                   Income (Loss)      Earnings      Stock, at cost     Total


Balance, December 31, 1996                       $    (4,910)   $      158,214      $        -      $  210,698

 Comprehensive income (loss) (Note 2)
    Net income                                             -            20,359               -          20,359
    Foreign currency translation adjustment           (1,662)                -               -          (1,662)
 Total comprehensive income                                                                             18,697
 Issuance of common stock under restricted
   stock plan (Note 8)                                     -                 -               -          14,297
 Purchase of 18,151 treasury shares                        -                 -            (245)           (245)

Balance, December 31, 1997                            (6,572)          178,573            (245)        243,447

 Comprehensive income (loss) (Note 2)
    Net income                                             -            26,346               -          26,346
    Foreign currency translation adjustment           (4,993)                -               -          (4,993)
 Total comprehensive income                                                                             21,353
 Purchase of 1,448,174 treasury shares                     -                 -         (12,555)        (12,555)
 Issuance of common stock under restricted
   stock plan (Note 8)                                     -                 -               -              24
 Issuance of 988,639 treasury shares under
    restricted stock plan (Note 8)                         -                 -           8,630          14,449

Balance, December 31, 1998                           (11,565)          204,919          (4,170)        266,718

 Comprehensive income (Note 2)
    Net income                                             -             2,713               -           2,713
    Foreign currency translation adjustment            1,478                 -               -           1,478
 Total comprehensive income                                                                              4,191
 Purchase of 1,407,725 treasury shares                     -                 -         (12,641)        (12,641)
 Issuance of 21,720 treasury shares under
    restricted stock
    and safety award plans (Note 8)                        -                 -             191             289
 Issuance of common stock under restricted
   stock plan (Note 8)                                     -                 -               -               5

Balance, December 31, 1999                       $   (10,087)   $      207,632      $  (16,620)     $  258,562






                                          The accompanying notes are an integral part of these statements.



CONSOLIDATED FREIGHTWAYS CORPORATION AND SUBSIDIAIRES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 ORGANIZATION

Consolidated Financial Statements and Basis of Presentation:The accompanying consolidated financial statements include the accounts of Consolidated Freightways Corporation and its wholly owned subsidiaries (the Company). The Company, incorporated in the state of Delaware, consists of Consolidated Freightways Corporation of Delaware, a nationwide motor carrier, and its Canadian operations, including Canadian Freightways Ltd., Epic Express, Milne & Craighead, Canadian Sufferance Warehouses, Blackfoot Logistics, and other related businesses; Redwood Systems, Inc., a third party logistics provider; and the Leland James Service Corporation, an administrative service provider. The Company primarily provides less-than-truckload transportation and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries.


 2 PRINCIPAL ACCOUNTING POLICIES

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

     Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $12,794,000 and $11,413,000 as of December 31, 1999 and 1998, respectively.

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

     Expenditures for equipment maintenance and repairs are charged to operating expenses as incurred; betterments are capitalized. Gains or losses on sales of equipment and operating properties are recorded in operating expenses.

     Software Costs: The Company capitalizes the costs of purchased and internally developed software in accordance with American Institute of Certified Public Accountants Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Prior to adoption of this statement in January 1998, the Company capitalized only the costs of purchased software while costs of internally developed software were expensed. Deposits and Other Assets on the Consolidated Balance Sheets includes $38,850,000 and $18,000,000 of purchased and internally developed software costs as of December 31, 1999 and 1998, respectively. These costs are being amortized over 5 years.

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

     Interest Expense: The interest expense presented in the Statements of Consolidated Income is related to industrial revenue bonds, as discussed in Footnote 4, "Debt", and long-term tax liabilities.

     Earnings per Share: Basic earnings per share are calculated using only the weighted average shares outstanding for the period. Diluted earnings per share include the dilutive effect of restricted stock and stock options. See Footnote 8, "Stock Compensation Plans."

     The following chart reconciles basic to diluted earnings per share for the years ended December 31, 1999, 1998 and 1997:

(Dollars in thousands except per share amounts)



                                         Weighted       Earnings
                                 Net     Average          Per
Years Ended                     Income    Shares         Share

December 31, 1999
Basic                          $ 2,713   22,349,997     $ 0.12
Dilutive effect of restricted
     stock and stock options         -      206,278          -
Diluted                        $ 2,713   22,556,275     $ 0.12


December 31, 1998
Basic                          $26,346   22,634,362     $ 1.16
Dilutive effect of restricted
    stock                            -      876,390      (0.04)
Diluted                        $26,346   23,510,752     $ 1.12


December 31, 1997
Basic                          $20,359   22,066,212     $ 0.92
Dilutive effect of restricted
   stock                             -      689,502      (0.03)
Diluted                        $20,359   22,755,714     $ 0.89


     Comprehensive Income: Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. Comprehen-sive income (loss) for the years ended December 31, 1999, 1998 and 1997 is presented in the Statements of Consolidated Shareholders' Equity.

     Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accom-panying financial statements and notes thereto. Actual results could differ from those estimates.

     Recent Accounting Pronouncements: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS 133)." SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," requires that an organization recognize all derivatives as either assets or liabilities on the balance sheet at fair value and establishes the timing of recognition of the gain/loss based upon the derivatives' intended use. Based upon SFAS No. 137, the Company will adopt the provisions of SFAS 133 in the quarter ended March 31, 2001. Management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operations.

     Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.


3 ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31:

(Dollars in thousands)
                                                1999      1998

Accrued payroll and benefits                 $ 89,568  $ 88,173
Other accrued liabilities                      67,245    54,184
Accrued union health and welfare               23,952    21,857
Accrued taxes other than income taxes          19,776    14,045
Accrued incentive bonus                         1,746     9,269
Total accrued liabilities                    $202,287  $187,528


4 DEBT

Long-term debt consisted of $15,100,000 of industrial revenue bonds with rates between 5.15% and 5.25% as of December 31, 1999. Annual maturities and sinking fund requirements of long-term debt as of December 31, 1999 are as follows: $0 in 2000; $0 in 2001; $0 in 2002; $1,000,000 in 2003 and $14,100,000 in 2004.

     The Company has a multi-year $175 million unsecured credit facility with several banks to provide for working capital and letter of credit needs. Borrowings under the agreement bear interest at LIBOR plus a margin. As of December 31, 1999, the Company had no short-term borrowings and $66 million of letters of credit outstanding. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company is in compliance as of December 31, 1999 and expects to be in compliance with these covenants in 2000.

     Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt was equivalent to book value as of December 31, 1999 and 1998.


5 LEASES

The Company is obligated under various non-cancelable leases that expire at various dates through 2013. Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1999, are $22,826,000 in 2000, $19,697,000 in
2001, $16,619,000 in 2002, $15,098,000 in 2003, $14,667,000
in 2004, and $7,120,000 thereafter.

     A lease agreement covering 2,700 of the Company's trucks and tractors requires that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company is in compliance as of December 31, 1999 and expects to be in compliance with these covenants in 2000.
     Rental expense for operating leases is comprised of the following:

(Dollars in thousands)
                                  1999      1998      1997

Minimum rentals                 $48,065   $37,953   $38,558
Less sublease rentals            (2,707)   (1,809)   (2,102)
Net rental expense              $45,358   $36,144   $36,456



6 INCOME TAXES


The components of pretax income and income taxes are as follows:

(Dollars in thousands)

                                   1999     1998      1997
Pretax income (loss)
     U.S. corporations         $ (7,201)  $38,115   $31,296
     Foreign corporations        13,229    13,702    10,686
Total pretax income            $  6,028   $51,817   $41,982
Income taxes (benefits)
     Current
          U.S. Federal         $  7,297   $14,244   $  (296)
          State and local         6,024     2,025        88
          Foreign                 5,373     5,704     5,309
                                 18,694    21,973     5,101
     Deferred
          U.S. Federal          (10,705)    2,615    14,526
          State and local        (5,478)      660     1,884
          Foreign                   804       223       112
                                (15,379)    3,498    16,522
Total income taxes             $  3,315   $25,471   $21,623

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

     The components of deferred tax assets and liabilities in the Consolidated Balance Sheets as of December 31 relate to the following:

(Dollars in thousands)
                                                  1999      1998
Deferred taxes-current
Assets
     Reserves for accrued claims costs         $ 25,107  $ 19,740
     Other reserves not currently deductible     13,470     7,358
Liabilities
     Unearned revenue, net                      (10,134)   (8,871)
     Employee benefits                           (6,876)  (11,421)
Total deferred taxes - current                   21,567     6,806
Deferred taxes-non current
Assets
     Reserves for accrued claims costs           33,156    39,865
     Employee benefits                           29,898    27,469
     Retiree health benefits                     24,146    24,016
Liabilities
     Depreciation                               (52,797)  (57,899)
     Tax benefits from leasing transactions     (11,913)  (12,383)
     Other                                       (3,894)   (3,090)
Total deferred taxes - non current               18,596    17,978
Net deferred taxes                             $ 40,163  $ 24,784


Income taxes varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income as set forth in the following reconciliation:


                                              1999      1998      1997

U.S. statutory tax rate                      35.0%     35.0%     35.0%
State income taxes, net of
     federal income tax benefit               4.0       3.8       4.7
Foreign taxes in excess
     of U.S. statutory rate                  16.8       2.2       4.0
Non-deductible operating
     expenses                                91.8       3.5       3.8
Fuel tax credits                             (4.2)     (0.4)     (0.6)
Foreign tax credits                         (83.7)        -      (0.2)
Other, net                                   (4.7)      5.1       4.8
Effective income tax rate                    55.0%     49.2%     51.5%

The cumulative undistributed earnings of the Company's foreign subsidiaries, totaling $64 million as of December 31, 1999, have been reinvested indefinitely in the respective foreign subsidiaries. Therefore, no provision has been made for any U.S. tax applicable to foreign subsidiaries' undistributed earnings. Taxes paid to foreign jurisdictions on distributed foreign earnings may be used, in whole or in part, as credits against U.S. tax. During 1999, the company repatriated $5 million in previously undistributed earnings from its foreign subsidiaries resulting in a one-time foreign tax credit of $5 million.



7 EMPLOYEE BENEFIT PLANS

The Company maintains a non-contributory defined benefit pension plan (the Pension Plan) covering the Company's non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. The Company's funding policy is to contribute the minimum required tax-deductible contribution for the year. However, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 93% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments and real estate funds.

     The following information sets forth the Company's pension liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:

(Dollars in thousands)                               1999     1998

Change in Benefit Obligation
     Benefit obligation at beginning of year      $277,083  $243,869
     Service cost                                    8,418     7,252
     Interest cost                                  20,291    18,661
     Benefit payments                              (11,456)  (10,424)
     Actuarial (gain) loss                         (23,262)   17,725
     Benefit obligation at end of year            $271,074  $277,083

Change in Fair Value of Plan Assets
     Fair value of plan assets
          at beginning of year                    $268,398  $244,286
     Actual return on plan assets                   51,139    34,536
     Benefit payments                              (11,456)  (10,424)
Fair value of plan assets at end of year          $308,081  $268,398

Funded Status of the Plan
     Funded status at end of year                 $ 37,007 $  (8,685)
     Unrecognized net actuarial gain               (90,923)  (41,738)
     Unrecognized prior service cost                 5,942     6,999
     Unrecognized net transition asset              (4,414)   (5,518)
     Accrued Pension Plan Liability              $ (52,388)$ (48,942)

Weighted-average assumptions as of December 31:

                                                     1999       1998
Discount rate                                        8.0%       7.0%
Expected return on plan assets                       9.5%       9.5%
Rate of compensation increase                        5.5%       4.5%


Net pension cost includes the following:

(Dollars in thousands)

                                               1999       1998     1997
Components of net pension cost
     Service cost                           $  8,418  $  7,252  $  5,975
     Interest cost                            20,291    18,661    17,172
Expected return
          on plan assets                     (24,963)  (22,758)  (20,196)
     Amortization of:
          Transition asset                    (1,104)   (1,103)   (1,104)
          Prior service cost                   1,057     1,057     1,057
          Actuarial gain                        (253)   (1,799)   (2,484)
Total net pension cost                      $  3,446  $  1,310  $    420


The Company's Pension Plan includes a program to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for this plan is based upon independent actuarial computations using assumptions consistent with the Pension Plan. As of December 31, 1999 and 1998, the liability was $1,901,000 and $1,492,000. The pension cost was $421,000, $315,000 and $175,000 for the
years ended December 31, 1999, 1998 and 1997, respectively.

     Approximately 82% of the Company's domestic employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $131,470,000 in 1999, $123,882,000 in 1998 and $126,606,000 in 1997 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

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

     The following information sets forth the Company's total postretirement benefit liabilities included in Employee Benefits in the Consolidated Balance Sheets as of
December 31:

(Dollars in thousands)

                                                     1999      1998
Change in Benefit Obligation
     Benefit obligation at beginning of year      $ 59,883  $ 46,776
     Service cost                                      548       434
     Interest cost                                   4,221     4,121
     Benefit payments                               (3,515)   (3,882)
     Actuarial (gain) loss                          (3,611)   12,434
     Benefit obligation at end of year            $ 57,526  $ 59,883

Change in Fair Value of Plan Assets
     Fair value of plan assets
          at beginning of year                    $      -  $      -
     Company contributions                           3,515     3,882
     Benefit payments                               (3,515)   (3,882)
     Fair value of plan assets at end of year     $      -  $      -


Funded Status of the Plan
     Funded status at end of year                 $(57,526) $(59,883)
     Unrecognized net actuarial gain                (8,863)   (5,252)
     Unrecognized prior service credit                (264)     (308)
     Accrued Postretirement Benefit Liability     $(66,653) $(65,443)


Weighted-average assumptions as of December 31:
                                                     1999       1998

Discount rate                                         8.0%      7.0%



For measurement purposes, a 6.5% annual increase in the per capita cost of covered health care benefits was assumed for 2000 decreasing by 0.5% per year to the ultimate rate of 5.5% in 2002 and after.

     Net post-retirement cost includes the following:

(Dollars in thousands)
                                                 1999     1998      1997
Components of net benefit cost
     Service cost                             $  548    $  434    $  409
     Interest cost                             4,221     4,121     3,472
     Amortization of:
          Prior service credit                   (44)      (44)      (43)
          Actuarial gain                           -      (167)     (980)
Total net benefit cost                        $4,725    $4,344    $2,858

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                           1%       1%
(Dollars in thousands)                                Increase  Decrease

Effect on total of service and interest
     cost components                                   $  178    $  (184)
Effect on the post-retirement benefit obligation       $2,356    $(2,427)

The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan that allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. The Company's contribution, which is charged as an expense, totaled $2,460,000 in 1999, $2,088,000 in 1998, and $1,993,000 in
1997.

     The Company has adopted various plans relating to the achievement of specific goals to provide incentive bonuses for designated employees. Total incentive bonuses earned by the participants were $2,282,000, $21,493,000 and $25,690,000 for the years ended December 31, 1999, 1998 and 1997, respectively.



8 STOCK COMPENSATION PLANS

The Company has various stock incentive plans (the Plans) under which shares of restricted stock and stock options have been awarded to regular, full-time employees and non-employee directors. In 1999, 141,000 shares of restricted stock were granted at $14.0625 per share; in 1998, 78,874 shares were granted at $12.20 per share; and in 1997, 1,057,027 shares were granted at $15.31 per share.

     The restricted stock awards vest over time and are contingent on the Company's average stock price achieving pre-determined increases over the grant price for 10 consecutive trading days. All restricted stock awards entitle the participant credit for any dividends. Compensation expense is recognized based upon the stock price when the minimum stock price is achieved. In December 1999, 1998 and 1997, the Company recognized non-cash charges of $228,000, $14,449,000 and $14,297,000, respectively, as restrictions on previously granted shares lapsed. As of December 31, 1999, there were 1,107,000 shares for which the stock price had not achieved the pre-determined increases required for vesting. Compensation expense will be recognized for those shares once the stock price meets the required levels.

     In May 1999, the Company granted 716,400 stock options to designated employees at $14.0625 per share. Additionally, 200,000 stock options were granted to non-employee directors at $13.00 per share. The grant prices are equal to the closing stock prices on the dates of the grants. The options vest ratably over 48 months, beginning in January 2000 and expire in May 2004.

     As of December 31, 1999 there were approximately
1,280,600 shares remaining reserved for granting of stock options and restricted stock under the Plans.

     The Company also has a Safety Award Plan under which it awards shares of common stock to designated employees who achieve certain operational safety goals. During the year ended December 31, 1999, the Company issued 8,120 treasury shares and recognized a non-cash charge of $60,900. As of December 31, 1999, 141,880 shares remained in this plan.

     The Company accounts for stock compensation under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages companies to measure stock compensation based upon the fair value method. Had the fair value method been applied, pro forma net loss for the year ended December 31, 1999 would have been $683,000 or $0.03 per basic and diluted share. Pro forma net income for the year ended December 31, 1998 would have been $29.8 million or $1.32 per basic share and $1.27 per diluted share. Pro forma net income for the year ended December 31, 1997 would have been $16.6 million or $0.75 per basic share and $0.73 per diluted share. The weighted average grant date fair value of the options granted in 1999 using the Black-Scholes option pricing model was $7.84 per share. The following assumptions were used to calculate the stock option values: risk-free interest rate, 5.5%; expected life, 5 years; expected volatility, 60%; and expected dividend yield, 0%.



9 CONTINGENCIES

The Company and its subsidiaries are involved in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

     The Company's former parent, CNF Inc., is engaged in disputes with the Internal Revenue Service over the amount and timing of certain tax deductions reported by the former parent in tax years prior to the spin-off of the Company. These disputes arise from tax positions first taken by the former parent in the mid-1980's. The former parent, which is contesting the IRS's positions, has made certain advance payments to the IRS which would be applied against any ultimate liability.

     Under a tax sharing agreement entered into by the former parent and the Company at the time of the spin-off, the Company may be obligated to reimburse the former parent for a portion of any additional taxes and interest which relate to the Company's business prior to the spin-off. The amount and timing of such payments, if any, is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the Company's obligations under the tax sharing arrangement. The Company has established certain reserves both at the time of and subsequent to the spin-off with respect to the foregoing. There can be no assurance that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations or financial position.

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



10 SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in a single industry segment primarily providing less-than-truckload transportation and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries. The following information sets forth revenues and property, plant and equipment by geographic location. Revenues are attributed to geographic location based upon the location of the customer. No one customer provides 10% or more of total revenues.


Geographic Information

(Dollars in thousands)                1999           1998           1997

Revenues
     United States                $2,248,773     $2,117,415     $2,173,588
     Canada                          130,227        121,008        125,487
Total                             $2,379,000     $2,238,423     $2,299,075

Property, Plant and Equipment
     United States                $  332,999     $  332,912     $  359,961
     Canada                           35,953         27,860         23,026
Total                             $  368,952     $  360,772     $  382,987



11 RELATED PARTY TRANSACTIONS

The Company was a subsidiary of CNF Inc, through December 2, 1996. As part of the spin-off, the Company received information systems, communications and certain administrative services under a transition services agreement that expired on December 2, 1999. The Company paid for services on an arm's length negotiated basis. For the years ended December 31, 1999, 1998 and 1997, the Company was charged $7,804,000, $21,100,000 and $22,649,000 for services under the agreement. During 1999, the Company assumed responsibility for most of the administrative services and completed transitioning of information systems and communications services from the former parent to a third party. The Company continues to receive certain administrative services from the former parent.

     The Company is also party to an agreement with its former parent that provides for the allocation of taxes and certain liabilities arising from periods prior to the spin-off. See Footnote 9, "Contingencies."

     As of December 31, 1999, the Company has pledged $7.5 million of real properties and $11 million of letters of credit to its former parent for uninsured workers' compensation and employer's liability claims incurred prior to the spin-off and guaranteed by the former parent. The pledged collateral is reduced over time as the Company's pending claims are resolved.


   Management Report on Responsibility for Financial Reporting

The management of Consolidated
Freightways Corporation has prepared the accompanying financial statements and is responsible for their integrity. The statements were prepared in accordance with generally accepted accounting principles, after giving consideration to materiality, and are based on management's best estimates and judgments. The other financial information in the annual report is consistent with the financial statements.

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



/s/G. Robert Evans
G. Robert Evans
Vice Chairman and Chief Executive Officer



/s/Sunil Bhardwaj
Sunil Bhardwaj
Senior Vice President and
 Chief Financial Officer



/s/Robert E. Wrightson
Robert E. Wrightson
Senior Vice President and Controller





  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Consolidated
  Freightways Corporation:

We have audited the accompanying consolidated balance sheets of Consolidated Freightways Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/s/Arthur Andersen LLP
Arthur Andersen LLP
Portland, Oregon
January 26, 2000



                                   CONSOLIDATED FREIGHTWAYS CORPORATION
                                                AND SUBSIDIARIES
                                            Quarterly Financial Data
                                                  (Unaudited)
                                    (Dollars in thousands except per share data)


                                   March 31           June 30           September 30        December 31
1999 - Quarter Ended

     Revenues                      $558,208          $589,781            $625,547            $605,464
     Operating income (loss)         13,192             4,962               9,723             (20,002)
     Income (loss) before
       income taxes (benefits)       12,619             4,686               9,364             (20,641)
     Income taxes (benefits)          5,868             2,179               4,634              (9,366)
     Net income (loss)                6,751             2,507               4,730             (11,275)
     Basic earnings (loss)
       per share                       0.30              0.11                0.21               (0.52)
     Diluted earnings (loss)
       per share                       0.30              0.11                0.21               (0.52)
     Market price range       $11.50-$18.44     $10.25-$15.00        $9.00-$12.50        $6.75-$10.63


                                    March 31          June 30          September 30         December 31

1998 - Quarter Ended

     Revenues                      $545,648          $551,841            $571,231            $569,703
     Operating income                14,800            15,506              17,397               4,361 (a)
     Income before income taxes      14,319            15,557              17,566               4,375
     Income taxes                     7,302             8,084               8,335               1,750
     Net income                       7,017             7,473               9,231               2,625
     Basic earnings per share          0.30              0.32                0.41                0.12
     Diluted earnings
        per share                      0.29              0.31                0.41                0.11
     Market price range       $13.00-$18.50     $12.88-$19.75        $7.63-$14.00        $7.50-$18.38

(a)  Includes $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.


CAPTION>

Five Year Financial Summary

Consolidated Freightways Corporation
   And Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
(Unaudited)
                                           1999           1998             1997            1996              1995
SUMMARY OF OPERATIONS
Revenues                             $  2,379,000    $  2,238,423    $  2,299,075    $  2,146,172      $  2,106,529
Operating income (loss)                     7,875          52,064(a)       45,259(b)      (73,066)(c)       (42,786)(d)
Depreciation and amortization              58,363          50,918          54,679          64,565            63,902
Investment income                           2,688           4,957           1,894             263               756
Interest expense                            4,160           4,012           3,213             843               918
Income (loss) before income taxes
  (benefits)                                6,028          51,817          41,982         (77,777)          (43,798)
Income taxes (benefits)                     3,315          25,471          21,623         (22,201)          (13,889)
Net income (loss)                           2,713          26,346          20,359         (55,576)          (29,909)
Cash from operations                       21,513          73,842          77,370           2,545            41,772

PER SHARE
Basic earnings (loss)                        0.12            1.16            0.92           (2.52)            (1.36)
Diluted earnings (loss)                      0.12            1.12            0.89           (2.52)            (1.36)
Shareholders' equity                        12.16           11.81           10.58            9.57             11.76

FINANCIAL POSITION
Cash and cash equivalents                  49,050         123,081         107,721          48,679            26,558
Property, plant and equipment, net        368,952         360,772         382,987         416,688           501,311
Total assets                              916,272         890,390         897,796         857,087           866,698
Capital expenditures                       67,273          31,271          22,674          48,203           111,962
Long-term debt                             15,100          15,100          15,100          15,100            15,100
Shareholders' equity                      258,562         266,718         243,447         210,698           259,108

RATIOS AND STATISTICS
Current ratio                            1.2 to 1        1.3 to 1        1.3 to 1        1.1 to 1          1.0 to 1
Net income (loss) as % of revenues            0.1%            1.2%            0.9%           (2.6)%            (1.4)%
Effective income tax rate                    55.0%           49.2%           51.5%          (28.5)%           (31.7)%
Long-term debt as % of
    total capitalization                      5.5%            5.4%            5.8%            6.7%              5.5%
Return on average invested capital            3.6%           26.2%           24.9%          (27.8)%           (17.1)%
Return on average shareholders'
    equity                                    1.1%           13.9%           12.9%          (21.2)%           (12.7)%
Average shares outstanding             22,349,997      22,634,362      22,066,212      22,025,323        22,025,323
Market price range                   $6.75-$18.44    $7.50-$19.75    $7.00-$18.50    $6.00-$9.125               n/a
Number of shareholders                     31,800          34,350          31,650          13,500               n/a
Number of employees                        22,100          21,000          21,600          20,300            20,200

(a)  Includes $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(c)  Includes $15.0 million non-cash charge for the increase in workers' compensation reserve.
(d)  Includes approximately $26 million of costs related to reconfiguration of freight flow system.