Form 10-K, Exhibit 13
period 2000-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 2001-03-30
CIK 1022581

Exhibit 13

                 Consolidated Freightways Corporation
                          and Subsidiaries
               Management's Discussion and Analysis of
            Financial Condition and Results of Operations


Comparison of 2000 and 1999

Revenues  for  the  year ended December 31,  2000  decreased  1.1%
compared to 1999 due to an 8.1% decrease in tonnage levels. Continued refinement of the Company's freight profile, a higher proportion of lighter weight freight in the system as well as a slow down in the economy in the fourth quarter accounted for the decrease in tonnage. Shipments decreased 4.1% and the average weight per shipment decreased 4.2%. The tonnage decrease was offset by an 8.0% increase in net revenue per hundredweight due to rate increases, a fuel surcharge and a change in freight profile. Revenues were also impacted by the shutdown of Redwood Truckload, the Company's owner-operator truckload subsidiary, in the first quarter.

Salaries, wages and benefits decreased 1.3% in 2000 due primarily to lower tonnage levels. However, an April contractual wage and benefit increase, lower use of rail services and $4.0 million of severance pay due to an administrative reorganization impacted the year. Additionally, the lower freight levels had an adverse impact on pick-up and delivery and dock efficiencies.

Operating expenses increased 6.2% in 2000, despite lower tonnage, due primarily to continued higher fuel costs and the change in freight mix. The average fuel cost per gallon increased 63.8% in 2000. The Company has a revenue fuel surcharge in place to offset the impact of the increased fuel costs as permitted under the Company's rules tariff. Continued higher information systems costs, revenue equipment lease expense and software amortization, as well as lower use of rail services also impacted the year. The Company benefited from approximately $17.7 million of gains on sales of terminal real estate properties in 2000, as part of management's plan to reconfigure the freight flow system to improve efficiencies. This compares with $3.4 million of gains in 1999.

Purchased transportation decreased 13.0% in 2000 due to lower use of rail. Rail miles as a percentage of inter-city miles decreased to 24.4% from 27.4% in 1999 due to lower tonnage. The decrease also reflects lower use of owner-operators due to the shutdown of Redwood Truckload.

Operating taxes and licenses increased marginally in 2000 as the impact of lower tonnage was offset by higher licensing costs due to changes in the fleet. Claims and insurance expense increased 12.5% in 2000, despite lower tonnage, due to continued higher cost vehicular accidents and higher cargo claims.

Depreciation decreased 1.1% as a higher proportion of the fleet became fully depreciated.

Operating income decreased $9.8 million in 2000 to a loss of $1.9 million. The operating ratio deteriorated to 100.1% from 99.7%. The Company's Canadian operations contributed $12.7 million of operating income in 2000 compared to $11.3 million in 1999.

Other expense, net increased $6.5 million in 2000 primarily due to a $4.0 million charge for settlement of a tax liability with CNF, the former parent, interest expense on tax obligations payable to CNF and lower investment income on the Company's short-term investments. The Company earned lower investment income in 2000 as short-term investments were used for working capital, capital expenditures and share repurchases.

The Company's effective income tax rates differ from the statutory federal rate due primarily to foreign and state taxes and non-deductible items.



Comparison of 1999 and 1998

Revenues for the year ended December 31, 1999 increased 6.3% compared to 1998 due to a 0.9% tonnage increase, a 3.6% increase in net revenue per hundredweight and increased revenues from Redwood Truckload. Net revenue per hundredweight increased due to rate increases and the implementation of a fuel surcharge in July 1999. Shipments increased 3.9% while the average weight per shipment decreased 2.9%. During 1999, the Company benefited from increased PrimeTime business and continued expansion of its two-day service offering. The Company also received incremental business from existing customers following the mid-year shutdown of two major LTL carriers.

Salaries, wages and benefits increased 4.9% in 1999 due to increased tonnage levels and an April contractual wage and benefit increase. As noted above, the Company received incremental business from the shutdown of two major LTL carriers in mid-1999. Unfortunately, a high proportion of this incremental business consisted of light and bulky shipments, which adversely impacted pick- up and delivery and dock efficiencies. These increased expenses were partially offset by reduced incentive compensation. 1998 includes a $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.

Operating expenses increased 15.9% in 1999 primarily due to increased tonnage levels, a 25% increase in the average fuel cost per gallon and the change in freight mix. The Company was also impacted by higher information systems costs, start-up costs associated with the continued expansion of the Company's two-day service, costs related to the Company's Year 2000 project, increased revenue equipment lease expense and a $3.0 million charge for the write-off of a disappointing software package implementation. The Company benefited from $3.4 million of gains on sales of terminal real estate properties in 1999. There were no gains on sales of terminal real estate properties in 1998.

Purchased transportation increased 15.2% in 1999 due to increased tonnage levels, increased use of owner-operators for truckload operations, costs associated with the Company's growing PrimeTime service and increased rail costs per mile. Rail miles as a percentage of inter-city miles decreased to 27.4% from 28.0% in 1998.

Operating taxes and licenses increased 13.6% in 1999 due to increased tonnage levels and increased property taxes on terminal properties.

Claims and insurance expense increased 21.3% in 1999 due to increased tonnage levels, higher cost vehicular accidents and higher than anticipated cargo claims.

Depreciation  increased  7.1% in 1999  due  to  increased  capital
expenditures  in  1999  for  the  replacement  of  older   revenue
equipment.

Operating income in 1999 decreased $44.2 million from 1998 to $7.9 million with the operating ratio deteriorating to 99.7% from 97.7%. The Company's Canadian subsidiaries contributed $11.3 million in 1999 compared with $10.5 million in 1998.

Other expense, net increased $1.6 million in 1999 due primarily to a $2.3 million decrease in investment income, which was partially offset by a $1.1 million gain on sale of a non-operating property. The Company earned lower investment income in 1999 as short-term investments were used for capital expenditures.

The Company's effective income tax rates differ from the statutory federal rate due primarily to foreign and state taxes and non-deductible items.


Risk Factors

Declining Market Share: The Company is faced with a decline of its market share in the "greater than 1,500 miles" length-of-haul due to market trends such as the "regionalization" of freight due to just-in-time inventory practices, distributed warehousing and other changes in business processes. Also contributing to this decline are longer length-of-haul service offerings by regional and parcel carriers. To grow, the Company must continue to invest in its infrastructure to become more competitive and efficient in shorter length-of-haul lanes; improve efficiencies in its core longer length-of-haul lanes, and develop services tailored to customer needs.

Economic Growth: The less-than-truckload industry (LTL) is affected by the state of the overall economy, which affects the amount of freight to be transported. A decline in general economic growth may significantly impact the Company's performance through a reduction in revenues with minimal reduction in cost.

Price Stability: Continuing pricing discipline amongst competitors and reduced industry capacity has contributed to relative price stability over the last several years. Competitive action through price discounting may significantly impact the Company's performance through a reduction in revenue with minimal reduction in cost.

Cyclicality and Seasonality: The months of September, October and November of each year usually have the highest business levels while the first quarter has the lowest. The LTL industry is affected by seasonal fluctuations, which affect the amount of freight to be transported. Freight shipments and operating results are also affected adversely by inclement weather conditions.

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

Inflation: As discussed above, the Company continued to experience significant increases in the average fuel cost per gallon in 2000. The Company's rules tariff implements a fuel surcharge when the average cost per gallon of on-highway diesel fuel exceeds $1.10, as determined from the Energy Information Administration of the Department of Energy's publication of weekly retail on-highway diesel prices. This provision of the rules tariff became effective in July 1999. However, there can be no assurance that the Company will be able to maintain this surcharge or successfully implement such surcharges in response to increased fuel costs in the future.


Outlook

During the fourth quarter of 2000, management began implementing an aggressive, strategic marketing plan emphasizing the strengths of the Company's long haul infrastructure. Part of this plan includes emphasizing higher quality, more profitable weight brackets, specifically 300 to 15,000 lbs., in the greater than 500 mile length of haul. Management will also continue with its efforts to grow in the two day lanes. To improve margins, management is implementing several aggressive, systematic process improvement programs aimed at increasing efficiencies in pick-up and delivery and dock operations, increasing load factor and reducing claims expense. The cost savings should help offset an April 1, 2001 wage and benefit increase averaging 3.4% which will add approximately $24 to $27 million of expense in 2001. Management currently expects to return to profitability in the third quarter of 2001. However, until tonnage levels improve, continuing infrastructure costs will adversely impact profits. As part of an administrative reorganization to reduce costs, the
Company is consolidating its corporate headquarters and administrative offices to a single facility in Vancouver, WA. The proceeds from the eventual sales of its Menlo Park, CA and Portland, OR facilities will be reinvested back into high priority real estate and capital investments that will provide long-term value to the Company.

As discussed in Footnote 9 in the Company's Consolidated Financial Statements, there are approximately 1,160,000 shares granted under the Company's restricted stock plan that had not achieved the pre-determined increases in stock price required for vesting as of December 31. Compensation expense will be recognized for those shares once the stock price meets the required levels.


Liquidity and Capital Resources

As of December 31, 2000, the Company had $46.5 million in cash and cash equivalents. Net cash provided by operating activities for 2000 was $21.1 million compared with $21.5 million in 1999. It is anticipated that existing cash balances, cash flow from operations and available borrowings under the Company's financing arrangements will be sufficient for working capital requirements in 2001.

Net cash used by investing activities was $22.7 million compared with $82.9 million in the same period last year. The decrease reflects lower capital and software expenditures and higher proceeds from sales of real estate terminal properties. The decrease in capital expenditures reflects management's decision to scale expenditures back in line with business levels. Software expenditures decreased as the prior year includes costs to replace certain operational and financial software systems for Year 2000 compliance. Management expects capital and software expenditures to be approximately $80.0 million in 2001, primarily for upgrades to terminal properties, technology enhancements and the purchase of revenue equipment. It is anticipated that those expenditures will be funded with existing cash balances and cash from operations, supplemented by financing arrangements. Additionally, as part of an administrative reorganization, the Company is consolidating its corporate headquarters and administrative offices to a single facility in Vancouver, WA. The proceeds from the eventual sales of its Menlo Park, CA and Portland, OR facilities will be reinvested back into high priority real estate and capital investments that will provide long-term value to the Company.

Net cash used by financing activities of $1.0 million reflects repayment of short-term borrowings assumed in the purchase of FirstAir, Inc. and repurchases of common stock. Management repurchased 60,000 shares during 2000 and is authorized to repurchase an additional $19.5 million of common stock.

On September 27, 2000, the Company's unsecured credit facility was amended, the primary effect of which was a reduction in the total facility from $175.0 million to $155.0 million. Borrowings under the agreement bear interest at LIBOR plus a margin (0.625% as of December 31, 2000). As of December 31, 2000, the Company had no short-term borrowings and $96.9 million of letters of credit outstanding. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company was in compliance with all covenants as of December 31, 2000. Due to continued lower business levels in the first quarter of 2001, the Company may violate the tangible net worth covenant of its credit agreement at March 31st. The Company also has an operating lease agreement with the same lender covering 2,700 trucks and tractors, which is subject to the same covenant. The Company has received a commitment from a new lender for a $200 million credit facility securitized with accounts receivable. The new agreement will provide for short-term borrowings and letter of credit needs. Approximately $140 million of the facility will be used to repay short-term borrowings and support letters of credit under the existing credit agreement as well as to purchase the 2,700 trucks and tractors under lease. It is anticipated that the new facility will be in place by March 30, 2001. If the Company is unable to complete this transaction, the Company will, if required, seek covenant relief in the form of credit and lease agreement amendments and/or waivers, though there can be no assurance that the current lenders will grant them. However, the Company believes there are a number of other viable financing options available to the Company.

During the year, the Company completed operating lease agreements for approximately 930 trailers. Incremental lease payments are expected to be approximately $2.2 million annually through 2007. These new units are replacements for older equipment.

As discussed in Footnote 10 "Contingencies," in the Company's Consolidated Financial Statements, the Company has executed a tax settlement agreement with CNF that calls for a full settlement of the tax sharing liability with CNF, except for certain enumerated open tax items that are anticipated to be resolved within the next 18 to 24 months. The settlement entailed an immediate cash payment of $16.7 million, transfer of approximately $1 million of real property, and the acknowledgement of tax obligations in the amount of $40.2 million. Of this amount, $20.0 million remains outstanding as of December 31, 2000, and is payable on May 15, 2004, bearing interest at 6.8% payable annually. As of December 31, 2000, the Company believes that it has accrued the necessary reserves to adequately provide for its entire liability to CNF under the tax sharing agreement.

As of December 31, 2000, the Company's ratio of long-term debt to total capital was 5.6% compared with 5.5% as of December 31, 1999. The current ratio was 1.3 to 1 and 1.2 to 1 as of December 31, 2000 and 1999, respectively.


Other

On May 8, 2000, the Board of Directors elected Patrick H. Blake president, chief executive officer and a director of the Company and chairman and chief executive officer of CF, the Company's long-haul subsidiary. He replaces Vice Chairman of the Board G. Robert Evans, who served as interim CEO after the retirement of W. Roger Curry in January. Mr. Blake previously served as executive vice president of operations and chief operating officer of the Company and president and chief operating officer of CF. The Board elected Thomas A. Paulsen to fill Mr. Blake's previous positions as president and chief operating officer of CF and chief operating officer of the Company. He previously served as senior vice president of operations.

On July 5, 2000, the Board of Directors elected Robert E. Wrightson executive vice president and chief financial officer of the Company. He replaces Sunil Bhardwaj, who served as chief financial officer and treasurer before leaving the company. Mr. Wrightson previously served as senior vice president and controller of the Company. On August 15, 2000, James R. Tener was promoted to vice president and controller, having previously served as director of financial accounting. Also on August 15, Kerry K. Morgan was promoted to vice president and treasurer, having previously served as director of treasury and planning. The Company has received notices from the Environmental Protection Agency (EPA) and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at various Superfund sites. Under CERCLA, PRP's are jointly and severally liable for all site remediation and expenses. Based upon the advice of local environmental attorneys and cost studies performed by environmental engineers hired by the EPA (or other Federal or state agencies), the Company believes its obligations with respect to such sites would not have a material adverse effect on its financial position or results of operations.

Certain statements included or incorporated by reference herein constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties. Any such forward-looking statements included or incorporated by reference herein should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. In that regard, the following factors, among others, and in addition to matters discussed elsewhere herein and in documents incorporated by reference herein, could cause actual results and other matters to differ materially from those in such forward-looking statements: general economic conditions; general business conditions of customers served and other shifts in market demand; increases in domestic and international competition; pricing pressures, rate levels and capacity in the motor-freight industry; future operating costs such as employee wages and benefits, fuel
prices   and  workers  compensation  and  self-insurance   claims;
shortages  of  drivers; weather; environmental  and  tax  matters;
changes  in  governmental  regulation;  technology  costs;   legal
claims;  timing and amount of capital expenditures; and successful
execution   of  operating  plans,  customer  service  initiatives,
marketing plans, process and operational improvements and cost reduction efforts described above. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition.





                          CONSOLIDATED FREIGHTWAYS CORPORATION
                                     AND SUBSIDIARIES
                                 CONSOLIDATED BALANCE SHEETS
                                       December 31,
                                (Dollars in thousands)


                                                      2000             1999

ASSETS

Current Assets
  Cash and cash equivalents (Note 2)            $    46,523      $    49,050
  Trade accounts receivable, net  (Note 2)          327,919          343,198
  Other accounts receivable                          14,978            6,524
  Operating supplies, at lower of average cost
      or market                                       8,419            9,268
  Prepaid expenses                                   41,286           41,405
  Deferred income taxes  (Notes 2 and 7)             70,610           21,567
    Total Current Assets                            509,735          471,012


Property, Plant and Equipment, at cost  (Note 2)
  Land                                               81,697           82,701
  Buildings and improvements                        350,137          354,012
  Revenue equipment                                 518,086          545,129
  Other equipment and leasehold improvements        149,123          139,408
                                                  1,099,043        1,121,250
  Accumulated depreciation and amortization        (750,249)        (752,298)
                                                    348,794          368,952

Other Assets
  Deposits and other assets  (Note 2)                68,153           57,712
  Deferred income taxes  (Notes 2 and 7)                 -            18,596
                                                     68,153           76,308

Total Assets                                     $  926,682       $  916,272


            The accompanying notes are an integral part of these statements.


                                CONSOLIDATED FREIGHTWAYS CORPORATION
                                           AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS
                                            December 31,
                                       (Dollars in thousands)



                                                                     2000            1999
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                               $   97,741      $   98,701
  Accrued liabilities  (Note 4)                                     211,043         202,287
  Accrued claims costs  (Note 2)                                     86,674          78,584
  Federal and other income taxes  (Note 7)                                -          16,883
    Total Current Liabilities                                       395,458         396,455

Long-Term Liabilities
  Long-term debt   (Note 5)                                          15,100          15,100
  Accrued claims costs  (Note 2)                                     99,074          97,839
  Employee benefits (Note 8)                                        120,317         121,783
  Deferred income taxes  (Notes 2 and 7)                              6,282               -
  Other liabilities                                                  38,267          26,533
    Total Liabilities                                               674,498         657,710

Shareholders' Equity
Preferred stock, $.01 par value; authorized 5,000,000 shares;
   issued none                                                            -               -
Common stock, $.01 par value; authorized 50,000,000 shares;
   issued 23,133,848 shares                                             231             231
Additional paid-in capital                                           75,767          77,406
Accumulated other comprehensive loss                                (11,293)        (10,087)
Retained earnings                                                   200,067         207,632
Treasury stock, at cost  (1,436,712 and 1,863,691 shares,
      respectively)                                                 (12,588)        (16,620)
  Total Shareholders' Equity                                        252,184         258,562

Total Liabilities and Shareholders' Equity                         $926,682        $916,272


                    The accompanying notes are an integral part of these statements.


                                  CONSOLIDATED FREIGHTWAYS CORPORATION
                                         AND SUBSIDIARIES
                              STATEMENTS OF CONSOLIDATED OPERATIONS
                                     Years Ended December 31,
                           (Dollars in thousands except per share data)



                                                    2000            1999            1998
REVENUES                                         $ 2,352,368     $ 2,379,000     $ 2,238,423

COSTS AND EXPENSES
    Salaries, wages and benefits                   1,496,663       1,516,978       1,445,899
    Operating expenses                               451,882         425,580         367,098
    Purchased transportation                         207,788         238,944         207,388
    Operating taxes and licenses                      69,825          69,382          61,090
    Claims and insurance                              76,176          67,685          55,804
    Depreciation                                      51,961          52,556          49,080
                                                   2,354,295       2,371,125       2,186,359
OPERATING INCOME (LOSS)                               (1,927)          7,875          52,064

OTHER INCOME (EXPENSE)
  Investment income                                    1,490           2,688           4,957
  Interest expense                                    (4,883)         (4,160)         (4,012)
  Miscellaneous, net                                  (4,904)           (375)         (1,192)
                                                      (8,297)         (1,847)           (247)


Income (loss) before income taxes (benefits)         (10,224)          6,028          51,817
Income taxes (benefits) (Note 7)                      (2,659)          3,315          25,471

NET INCOME (LOSS)                                $    (7,565)    $     2,713     $    26,346

Basic average shares outstanding (Note 2)         21,492,130      22,349,997      22,634,362
Diluted average shares outstanding (Note 2)       21,492,130      22,556,275      23,510,752

Basic Earnings (Loss) per Share: (Note 2)        $     (0.35)    $      0.12     $      1.16

Diluted Earnings (Loss) per Share: (Note 2)      $     (0.35)    $      0.12     $      1.12

                The accompanying notes are an integral part of these statements.



                                CONSOLIDATED FREIGHTWAYS CORPORATION
                                           AND SUBSIDIARIES
                                 STATEMENTS OF CONSOLIDATED CASH FLOWS
                                        Years Ended December 31,
                                        (Dollars in thousands)


                                                                            2000        1999         1998
Cash and Cash Equivalents, Beginning
  of Year                                                                $ 49,050    $ 123,081     $ 107,721

Cash Flows from Operating Activities
  Net income (loss)                                                        (7,565)       2,713        26,346
  Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
    Depreciation and amortization                                           59,152      58,363        50,918
    Increase (decrease) in deferred income taxes (Note 7)                  (21,690)    (15,379)        3,498
    (Gains) losses from property disposals, net                            (17,514)     (4,286)           94
    Issuance of common stock under stock and
       benefit plans (Notes 8 and 9)                                         2,660         289        14,449
    Changes in assets and liabilities:
      Receivables                                                            8,478     (48,064)       19,243
      Accounts payable                                                      (3,733)     13,840         1,734
      Accrued liabilities                                                    8,156      14,759       (25,116)
      Accrued claims costs                                                   9,294         (93)      (17,680)
      Income taxes                                                         (16,883)      2,710         6,467
      Employee benefits                                                     (1,466)      4,547         2,016
      Other                                                                  2,244      (7,886)       (8,127)
Net Cash Provided by Operating Activities                                   21,133      21,513        73,842

Cash Flows from Investing Activities
  Capital expenditures                                                     (42,348)    (67,273)      (31,271)
  Software expenditures                                                     (5,963)    (27,938)      (17,574)
  Proceeds from sales of property                                           26,785      12,308         2,918
  Acquisition of FirstAir Inc., net of cash acquired (Note 3)               (1,176)          -             -
Net Cash Used by Investing Activities                                      (22,702)    (82,903)      (45,927)

Cash Flows from Financing Activities
  Net repayment of short-term borrowings                                      (691)          -             -
  Purchase of treasury stock                                                  (267)    (12,641)      (12,555)
Net Cash Used by Financing Activities                                         (958)    (12,641)      (12,555)

Increase (Decrease) in Cash and Cash Equivalents                            (2,527)    (74,031)       15,360

Cash and Cash Equivalents, End of Year                                  $   46,523   $  49,050     $ 123,081


Supplemental Disclosure
Cash paid for income taxes                                              $   19,731   $  14,469     $  15,104
Cash paid for interest                                                  $    1,606   $   2,349     $   1,327


                           The accompanying notes are an integral part of these statements.



                                                       CONSOLIDATED FREIGHTWAYS CORPORATION
                                                                  AND SUBSIDIARIES
                                                  STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                (Dollars in thousands)


                                                                                 Accumulated
                                                    Common Stock   Additional       Other
                                              Number of              Paid-in    Comprehensive  Retained    Treasury
                                               Shares     Amount     Capital    Income (Loss)  Earnings  Stock, at cost   Total

Balance, December 31, 1997                   23,038,437   $ 230    $  71,461     $  (6,572)   $ 178,573 $    (245)    $  243,447

 Comprehensive income (loss) (Note 2)
    Net income                                        -       -            -             -       26,346         -         26,346
    Foreign currency translation adjustment           -       -            -        (4,993)           -         -         (4,993)
 Total comprehensive income                                                                                               21,353
 Purchase of 1,448,174 treasury shares                -       -            -             -            -   (12,555)       (12,555)
 Issuance of common stock under employee
   stock plans (Note 9)                          28,468       1           23             -            -         -             24
 Issuance of 988,639 treasury shares under
   employee stock plans (Note 9)                      -       -        5,819             -            -     8,630         14,449
Balance, December 31, 1998                   23,066,905     231       77,303       (11,565)     204,919    (4,170)       266,718

 Comprehensive income (Note 2)
    Net income                                        -       -            -             -        2,713         -          2,713
    Foreign currency translation adjustment           -       -            -         1,478            -         -          1,478
 Total comprehensive income                                                                                                4,191
 Purchase of 1,407,725 treasury shares                -       -            -             -            -   (12,641)       (12,641)
 Issuance of 21,720 treasury shares under
   employee stock plans (Note 9)                      -       -           98             -            -       191            289
 Issuance of common stock under employee
   stock plans (Note 9)                          66,943       -            5             -            -         -              5
Balance, December 31, 1999                   23,133,848     231       77,406       (10,087)     207,632   (16,620)       258,562

 Comprehensive income (loss) (Note 2)
    Net loss                                          -       -            -             -       (7,565)         -        (7,565)
    Foreign currency translation adjustment           -       -            -        (1,206)           -          -        (1,206)
 Total comprehensive loss                                                                                                 (8,771)
 Purchase of 60,000 treasury shares                   -       -            -             -            -      (267)          (267)
 Issuance of 69,045 treasury shares under
   employee stock plans (Note 9)                      -       -        (359)             -            -       609            250
 Issuance of 390,707  treasury shares under
   employee benefit plan (Note 8)                     -       -      (1,185)             -            -     3,450          2,265
 Issuance of 27,227  treasury shares for
   payment of non-employee director fees              -       -         (95)             -            -       240            145

Balance, December 31, 2000                   23,133,848   $ 231    $ 75,767      $ (11,293)   $ 200,067 $ (12,588)    $  252,184



                                        The accompanying notes are an integral part of these statements.






            CONSOLIDATED FREIGHTWAYS CORPORATION
                      AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Description of Business

Consolidated Freightways Corporation (the Company) primarily provides less-than-truckload transportation, air freight forwarding and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries. The Company, incorporated in the state of Delaware, consists of
Consolidated Freightways Corporation of Delaware, a nationwide motor carrier, and its Canadian operations, including Canadian Freightways Ltd., Epic Express, Milne & Craighead, Canadian Sufferance Warehouses, Blackfoot Logistics, and other related businesses; CF AirFreight Corporation, a non-asset based provider of domestic and international air freight forwarding and full and less-than-container load ocean freight transportation; and Redwood Systems, Inc., a non-asset based supply chain management services provider.

2.   Summary of Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents: The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $12,887,000 and $13,340,000 as of December 31, 2000 and 1999, respectively.

Property, Plant and Equipment, at cost: Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which are generally 25 years for buildings and improvements, 6 to 10 years for tractor and trailer equipment and 3 to 10 years for most other equipment. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the useful lives of the assets. Expenditures for equipment maintenance and repairs are charged to operating expenses as incurred; betterments are capitalized. Gains or losses on sales of equipment and operating properties are recorded in operating expenses.

Software Costs: The Company capitalizes the costs of purchased and internally developed software in accordance with American Institute of Certified Public Accountants Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Deposits and Other Assets on the Consolidated Balance Sheets includes $39,284,000 and $38,850,000 of purchased and internally developed software costs as of December 31, 2000 and 1999, respectively. These costs are being amortized over 5 years.

Goodwill: Goodwill, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis over 20 to 40 years.
Goodwill, net of accumulated amortization, was $3,893,000 and $1,905,000 as of December 31, 2000 and 1999,
respectively, and is included in Deposits and Other Assets on the Consolidated Balance Sheets.

Impairment  of  Long-Lived Assets: The Company  reviews  its long-lived assets, including identifiable intangibles, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company compares the carrying value of the asset with the asset's expected future undiscounted cash flows. If the carrying value of the asset exceeds the expected future cash flows, an impairment exists which is measured by the excess of the carrying value over the fair value of the asset. No impairment losses were recognized in 2000, 1999 or 1998.

Income Taxes: The Company follows the liability method of accounting for income taxes.

Accrued Claims Costs: The Company provides for the uninsured costs of medical, casualty, liability, vehicular, cargo and workers compensation claims. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based upon trends of losses for filed claims and claims estimated to be incurred. The long-term portion of accrued claims costs relates primarily to workers compensation claims which are payable over several years.

Translation of Foreign Currency: Local currencies are generally considered to be the functional currencies outside the United States. The Company translates the assets and liabilities of its foreign operations at the exchange rate in effect at the balance sheet date. Income and expenses are translated using the average exchange rate for the period. The resulting translation adjustments are reflected in the Statements of Consolidated Shareholders Equity. Transactional gains and losses are included in results of operations.

Recognition of Revenues: Transportation freight charges are recognized as revenue when freight is received for shipment. The estimated costs of performing the total transportation services are then accrued. This revenue recognition method does not result in a material difference from the in-transit or completed service methods of recognition.

Interest  Expense:  The interest expense  presented  in  the
Statements   of  Consolidated  Operations  is   related   to
industrial revenue bonds, as discussed in Footnote 5, "Long-Term Debt," and long-term tax liabilities, as discussed in Footnote 7, "Income Taxes."

Earnings (Loss) per Share: Basic earnings (loss) per share is calculated using only the weighted average shares outstanding for the period. Diluted earnings (loss) per share includes the dilutive effect of restricted stock and stock options. See Footnote 9, "Stock Compensation Plans." The year ended December 31, 2000 does not include 6,165 potentially dilutive securities in the computation of fully diluted earnings per share because to do so would be anti-dilutive.

The  following  chart reconciles basic to  diluted  earnings
(loss) per share for the years ended December 31, 2000, 1999 and 1998:

(Dollars in thousands except per share amounts)


                          Net           Weighted    Earnings
                         Income          Average   (Loss) Per
Years Ended              (Loss)           Shares      Share
December 31, 2000
Basic                    $ (7,565)    21,492,130     $(0.35)
Dilutive effect of
   restricted stock and
   stock options                -              -          -
Diluted                  $ (7,565)    21,492,130     $(0.35)

December 31, 1999
Basic                    $  2,713     22,349,997     $ 0.12
Dilutive effect of
    restricted stock and
    stock options               -        206,278          -
Diluted                  $  2,713     22,556,275     $ 0.12

December 31, 1998
Basic                    $ 26,346     22,634,362     $ 1.16
Dilutive effect of
    restricted stock            -        876,390      (0.04)
Diluted                  $ 26,346     23,510,752     $ 1.12


Comprehensive Income: Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by and distributions to owners. Comprehensive income (loss) for the years ended December 31, 2000, 1999 and 1998 is presented in the Statements of Consolidated Shareholders Equity.

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United
States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

Recent Accounting Pronouncements: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137 Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 (SFAS 133). SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that an organization recognize all derivatives as either assets or liabilities on the balance sheet at fair value and establishes the timing of recognition of the gain/loss based upon the derivatives intended use. Based upon SFAS No. 137, the Company will adopt the provisions of SFAS 133 in the quarter ended March 31, 2001. Management does not expect that adoption of this standard will have a material effect on the Company's financial position or results of operations.

Reclassification: Certain amounts in prior years financial statements have been reclassified to conform to the current year presentation.


3.   Acquisition

On June 2, 2000, CF AirFreight Corporation, a wholly owned subsidiary of the Company, acquired substantially all of the assets and liabilities of privately held FirstAir, Inc., a non-asset based provider of domestic and international air freight forwarding and full and less-than-container load ocean freight transportation. The purchase price was $1.2 million in cash and assumption of certain liabilities. The acquisition has been accounted for under the purchase method of accounting, and accordingly, the purchase price has been allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed was approximately $2.3 million, which is being amortized on a straight line basis over 20 years. The purchase agreement also provides for a contingent payment to the former owner if revenues exceed certain targeted levels before May 31, 2003. The contingent payment shall not exceed $2.5 million. A payment, if any, will be recorded as additional purchase price. The operating results of FirstAir have been included in the Company's consolidated financial statements since the date of acquisition. Operating results prior to acquisition would have had an immaterial effect on the Company's results of operations.



4.  Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

(Dollars in thousands)
                                           2000        1999
Accrued payroll and benefits            $ 90,459    $ 89,568
Other accrued liabilities                 68,194      62,714
Accrued union health and welfare          23,845      23,952
Accrued taxes other than income taxes     18,991      19,776
Accrued interest                           9,554       6,277
Total accrued liabilities               $211,043    $202,287



5.  Long-Term Debt

Long-term debt consisted of $15,100,000 of industrial revenue bonds with rates between 5.15% and 5.25% as of December 31, 2000. Annual maturities and sinking fund requirements of this debt as of December 31, 2000 are as follows: $0 in 2001; $0 in 2002; $1,000,000 in 2003 and
$14,100,000 in 2004.

The Company has a multi-year $155 million unsecured credit facility with several banks to provide for working capital and letter of credit needs. Borrowings under the agreement bear interest at LIBOR plus a margin (0.625% as of December 31, 2000). As of December 31, 2000, the Company had no short-term borrowings and $96.9 million of letters of credit outstanding. The continued availability of funds under this credit facility will require that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company was in compliance with all covenants as of December 31, 2000. Due to continued lower business levels in the first quarter of 2001, the Company may violate the tangible net worth covenant of its credit agreement at March 31st. The Company also has an operating lease agreement with the same lender covering 2,700 trucks and tractors, which is subject to the same covenant. The Company has received a commitment from a new lender for a $200 million credit facility securitized with accounts receivable. The new agreement will provide for short-term borrowings and letter of credit needs. Approximately $140 million of the facility will be used to repay short-term borrowings and support letters of credit under the existing credit agreement as well as to purchase the 2,700 trucks and tractors under lease. It is anticipated that the new facility will be in place by March 30, 2001. If the Company is unable to complete this transaction, the Company will, if required, seek covenant relief in the form of credit and lease agreement amendments and/or waivers, though there can be no assurance that the current lenders will grant them. However, the Company believes there are a number of other viable financing options available.

Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt was equivalent to book value as of December 31, 2000 and 1999.


6.  Leases

The Company is obligated under various non-cancelable leases that expire at various dates through 2013. Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000, are $23,097,000 in 2001, $20,478,000 in
2002,  $18,599,000 in 2003, $17,664,000 in 2004,  $8,704,000
in 2005, and $1,910,000 thereafter.

A lease agreement covering 2,700 of the Company's trucks and tractors requires that the Company comply with certain financial covenants, the most restrictive of which requires the Company to maintain a minimum tangible net worth. The Company was in compliance with all covenants as of December 31, 2000. Please see Footnote 5 "Long-Term Debt" for a discussion of issues regarding compliance with the tangible net worth covenant as of March 31, 2001.

Rental expense for operating leases is comprised of the following:

(Dollars in thousands)

                          2000     1999        1998
Minimum rentals         $50,950   $48,065    $37,953
Less sublease rentals    (2,209)   (2,707)    (1,809)
Net rental expense      $48,741   $45,358    $36,144


7.  Income Taxes

The components of pretax income (loss) and income taxes
(benefits) are as follows:

(Dollars in thousands)

                                      2000      1999      1998
Pretax income (loss)
    U.S. corporations             $(22,926)  $ (7,201)   $38,115
    Foreign corporations            12,702     13,229     13,702
Total pretax income (loss)        $(10,224)  $  6,028    $51,817

Income taxes (benefits)
  Current
     U.S. Federal                $(18,615)   $  7,297    $14,244
     State and local               (1,530)      6,024      2,025
     Foreign                        5,494       5,373      5,704
                                  (14,651)     18,694     21,973
Deferred
     U.S. Federal                  10,229     (10,705)     2,615
     State and local                1,181      (5,478)       660
     Foreign                          582         804        223
                                   11,992     (15,379)     3,498
Total income taxes (benefits)    $ (2,659)   $  3,315    $25,471

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


(Dollars in thousands)

                                                2000      1999
Deferred taxes - current
Assets
     Reserves for accrued claims costs       $ 32,904  $ 25,107
     Employee benefits                         23,261    22,671
     Other reserves not currently deductible   29,209    13,470

Liabilities
     Unearned revenue, net                    (10,550)  (10,134)
     Employee benefits                         (4,214)  (29,547)
Total deferred taxes - current                 70,610    21,567

Deferred taxes  - non current
Assets
     Reserves for accrued claims costs         15,531    33,156
     Employee benefits                         28,233    29,898
     Retiree health benefits                   25,646    24,146
Liabilities
     Depreciation                             (58,443)  (52,797)
     Tax benefits from leasing transactions   (10,520)  (11,913)
     Other                                     (6,729)   (3,894)
Total deferred taxes - non current             (6,282)   18,596

Net deferred taxes                           $ 64,328  $ 40,163


Income taxes (benefits) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income (loss) as set forth in the following reconciliation:

                                      2000      1999      1998
U.S. statutory tax rate              (35.0)%    35.0%     35.0%
State income taxes, net of
  federal income tax benefit          (7.6)      4.0       3.8
Foreign taxes in excess
  of U.S. statutory rate              15.5      16.8       2.2
Non-deductible operating expenses     31.6      91.8       3.5
Fuel tax credits                      (2.1)     (4.2)     (0.4)
Foreign tax credits                  (21.5)    (83.7)        -
Other, net                            (6.9)     (4.7)      5.1
Effective income tax (benefit) rate  (26.0)%    55.0%     49.2%

The cumulative undistributed earnings of the Company's foreign subsidiaries, totaling $68 million as of December 31, 2000, which if distributed may be subject to withholding tax, have been reinvested indefinitely in the respective foreign subsidiaries. Therefore, no provision has been made for any U.S. tax applicable to foreign subsidiaries undistributed earnings. Taxes paid to foreign jurisdictions on distributed foreign earnings may be used, in whole or in part, as credits against the U.S. tax. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $3.4 million. During 2000, the company repatriated $2.5 million in previously undistributed earnings from its foreign subsidiaries resulting in a one-time foreign tax credit of $2.2 million.

The Company's former parent, CNF Inc., continues to dispute certain tax issues with the Internal Revenue Service relating to the taxable years prior to the spin-off of the Company. The issues arise from tax positions first taken by the former parent in the mid-1980' s.

Under a tax sharing agreement entered into between CNF and the Company at the time of the spin-off, the Company is obligated to reimburse the former parent for its share of any additional taxes and interest that relate to the Company s business prior to the spin-off. The Company has executed a tax settlement agreement that calls for a full settlement of the tax sharing liability, except for certain enumerated open tax items that are anticipated to be resolved within the next 18 to 24 months. The settlement entailed an immediate cash payment of $16.7 million, transfer of approximately $1 million of real property, and the acknowledgement of tax obligations in the amount of $40.2 million. Of this amount, $20.0 million remains outstanding as of December 31, 2000, and is payable on May 15, 2004, bearing interest at 6.8% payable annually. The net effect of the settlement payments to CNF on the Company s deferred taxes was approximately $33.7 million. The settlement primarily affected current Employee Benefits and current Other Reserves. As of December 31, 2000, the Company believes that it has accrued the necessary reserves to adequately provide for its entire liability to CNF under the tax sharing agreement.


8.    Employee Benefit Plans

The Company maintains a non-contributory defined benefit pension plan (the Pension Plan) covering the Company's non-contractual employees in the United States. The Company's annual pension provision and contributions are based on an independent actuarial computation. The Company's funding policy is to contribute the minimum required tax-deductible contribution for the year. However, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 94% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments and real estate funds.

The  following information sets forth the Company's  pension
liabilities   included   in   Employee   Benefits   in   the
Consolidated Balance Sheets as of December 31:

(Dollars in thousands)
                                          2000        1999
Change in Benefit Obligation
     Benefit obligation at beginning
        of year                         $271,074     $277,083
     Service cost                          7,856        8,418
     Interest cost                        22,880       20,291
     Benefit payments                    (13,499)     (11,456)
     Actuarial (gain) loss                18,246      (23,262)
Benefit obligation at end of year       $306,557     $271,074

Change in Fair Value of Plan Assets
     Fair value of plan assets
       at beginning of year             $308,081     $268,398
     Actual return on plan assets           (827)      51,139
     Benefit payments                    (13,499)     (11,456)
Fair value of plan assets at end
       of year                          $293,755     $308,081


(Dollars in thousands)
                                           2000           1999
Funded Status of the Plan
     Funded status at end of year      $ (12,802)      $ 37,007
     Unrecognized net actuarial gain     (39,228)       (90,923)
     Unrecognized prior service cost       4,885          5,942
     Unrecognized net transition asset    (3,311)        (4,414)
Accrued Pension Plan Liability         $ (50,456)     $ (52,388)

Weighted-average assumptions as of December 31:

                                          2000           1999
Discount rate                              7.75%         8.0%
Expected return on plan assets             9.5 %         9.5%
Rate of compensation increase              5.0 %         5.5%


Net pension cost (benefits) includes the following:

(Dollars in thousands)

                                              2000      1999      1998
Components of net pension cost (benefits)
     Service cost                          $  7,856  $  8,418  $  7,252
     Interest cost                           22,880    20,291    18,661
     Expected return on plan assets         (28,700)  (24,963)  (22,758)
     Amortization of:
          Transition asset                   (1,104)   (1,104)   (1,103)
          Prior service cost                  1,057     1,057     1,057
          Actuarial gain                     (3,921)     (253)   (1,799)
Total net pension cost (benefits)         $  (1,932) $  3,446  $  1,310

The Company's Pension Plan includes a program to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for this plan is based upon independent actuarial computations using assumptions consistent with the Pension Plan. As of December 31, 2000 and 1999, the liability was $3,024,000 and $1,901,000, respectively. The pension cost was $1,319,000, $421,000 and $315,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

Approximately 81% of the Company's domestic employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed and charged to expense $137,087,000 in 2000, $131,470,000 in 1999 and
$123,882,000 in 1998 for such plans. Those contributions were made in accordance with negotiated labor contracts and generally were based on time worked.

The Company maintains a retiree health plan that provides benefits to non-contractual employees at least 55 years of age with ten years or more of service. The retiree health plan limits benefits for participants who were not eligible to retire before January 1, 1993, to a defined dollar amount based on age and years of service and does not provide employer-subsidized retiree health care benefits for employees hired on or after January 1, 1993.

The following information sets forth the Company's total post-retirement benefit liabilities included in Employee
Benefits  in the Consolidated Balance Sheets as of  December
31:

(Dollars in thousands)
                                              2000        1999
Change in Benefit Obligation
     Benefit obligation at beginning
         of year                           $ 57,526     $ 59,883
     Service cost                               471          548
     Interest cost                            4,214        4,221
     Benefit payments                        (4,145)      (3,515)
     Actuarial gain                          (2,091)      (3,611)
Benefit obligation at end of year          $ 55,975     $ 57,526


(Dollars in thousands)
                                             2000        1999
Change in Fair Value of Plan Assets
     Fair value of plan assets
          at beginning of year             $     -      $     -
     Company contributions                   4,145         3,515
     Benefit payments                       (4,145)       (3,515)
     Fair value of plan assets at
          end of year                      $     -      $      -


Funded Status of the Plan
   Funded status at end of year            $(55,975)    $(57,526)
   Unrecognized net actuarial gain          (10,429)      (8,863)
   Unrecognized prior service credit           (221)        (264)
Accrued Postretirement Benefit Liability   $(66,625)    $(66,653)

Weighted-average assumptions as of December 31:

                                            2000          1999
Discount rate                              7.75%          8.0%


For measurement purposes, a 6.0% annual increase in the per capita cost of covered health care benefits was assumed for 2001, decreasing by 0.5% per year to the ultimate rate of 5.5% in 2002 and after.

Net post retirement cost includes the following:

(Dollars in thousands)
                                            2000      1999      1998
Components of net benefit cost
     Service cost                          $  471    $  548    $  434
     Interest cost                          4,214     4,221     4,121
     Amortization of:
          Prior service credit                (44)      (44)      (44)
          Actuarial gain                     (524)        -      (167)
Total net benefit cost                     $4,117    $4,725    $4,344

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

                                                        1%        1%
(Dollars in thousands)                              Increase   Decrease
Effect on total of service and interest
     cost components                                 $  169      $(173)
Effect on the postretirement benefit obligation      $2,121    $(2,165)


The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan that allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. The Company's contribution, which is charged as an expense, totaled $2,265,000 in 2000, $2,460,000 in 1999, and $2,088,000 in
1998.  In  2000, the Company's match was made  with  390,707 treasury shares.

The Company has adopted various plans relating to the achievement of specific goals to provide incentive bonuses for designated employees. Total incentive bonuses earned by the participants were $1,548,000, $2,282,000 and $21,493,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


9.   Stock Compensation Plans

The Company has various stock incentive plans (the Plans) under which shares of restricted stock and stock options have been awarded to regular, full-time employees and non-employee directors.

During 2000, the Company granted 15,000 shares of restricted stock at $7.0625 per share; in 1999, 141,000 shares were granted at $14.0625 per share; and in 1998, 78,874 shares were granted at $12.20. The restricted stock awards vest over time and are contingent on the Company's average stock price achieving pre-determined increases over the grant price for 10 consecutive trading days. All restricted stock awards entitle the participant credit for any dividends. Compensation expense is recognized based upon the stock price when the minimum required stock price is achieved. As of December 31, 2000, there were approximately 1,160,000 shares for which the stock price had not reached the pre-determined increases required for vesting. Compensation expense will be recognized for those shares if the stock price meets the required levels.

The following is a summary of stock option data:

                                                    Wtd. Avg
                                     Number of      Exercise
                                     Options        Price
Outstanding at December 31, 1998           -        $     -
Granted                              916,400          13.83
Exercised                                  -              -
Forfeited                                  -              -
Outstanding at December 31, 1999     916,400        $ 13.83
Granted                            1,328,600           4.81
Exercised                                  -              -
Forfeited                           (198,872)         12.83
Outstanding at December 31, 2000   2,046,128       $   8.07

The following is a summary of stock options outstanding and exercisable at December 31, 2000:


OUTSTANDING OPTIONS
                                   Wtd.Avg        Wtd. Avg
    Range of        Number of     Remaining       Exercise
Exercise Prices      Options      Life (Years)     Price
$ 4.72-$7.0625      1,302,300        6.3         $ 4.81
$13.00-$14.0625       743,828        3.5         $13.78
                    2,046,128

EXERCISABLE OPTIONS
                                   Wtd. Avg
   Range of         Number of      Exercise
Exercise Prices     Options          Price
$ 4.72-$7.0625      406,950        $ 5.01
$13.00-$14.0625     263,753        $13.86
                    670,703

Stock options granted in 2000 vest twenty-five percent on each of the following dates: July 15, 2000; May 16, 2001; May 16, 2002; and May 16, 2003 and expire on May 16, 2007. Stock options granted in 1999 vest ratably over 48 months beginning in January 2000 and expire on May 12, 2004. The grant prices are equal to the closing stock prices on the dates of the grants. No stock options were granted in 1998.

As of December 31, 2000 there were 216,100 shares remaining reserved for granting of restricted stock and stock options under the Plans.

The Company also has a Safety Award Plan under which it awards shares of common stock to designated employees who achieve certain operational safety goals. During the years ended December 31, 2000 and 1999, the Company issued 69,045 and 8,120 treasury shares, respectively. As of December 31, 2000, 72,835 shares remained in this plan.

For  the  years ended December 31, 2000, 1999 and 1998,  the
Company recognized non-cash charges of $250,000, $289,000, and $14,449,000, respectively, under its stock compensation plans.

The Company accounts for stock compensation under Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees. Had the Company applied SFAS No. 123, " Accounting for Stock-Based Compensation, pro forma net loss for the year ended December 31, 2000 would have been $10,127,000 or $0.47 per basic and diluted share. Pro forma net loss for the year ended December 31, 1999 would have been $683,000 or $0.03 per basic and diluted share. Pro forma net income for the year ended December 31, 1998 would have been $29.8 million or $1.32 per basic share and $1.27 per diluted share. The weighted average grant date fair value of the options granted in 2000 and 1999 using the Black-Sholes option pricing model was $2.71 and $7.84 per share, respectively. The following assumptions were used to calculate the stock option values: risk-free interest rate, 6.3%; expected life, 5 years; expected volatility, 60%; and expected dividend yield, 0%.


10.  Contingencies

The Company and its subsidiaries are involved in various lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

The Company has received notices from the Environmental Protection Agency (EPA) and others that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or other Federal and state environmental statutes at various Superfund sites. Under CERCLA, PRP s are jointly and severally liable for all site remediation and expenses. Based upon the advice of local environmental attorneys and cost studies performed by environmental engineers hired by the EPA (or other Federal and state agencies), the Company believes its obligations with respect to such sites would not have a material adverse effect on its financial position or results of operations.

As of December 31, 2000, the Company has pledged $6 million of letters of credit to CNF for uninsured workers' compensation and employer' s liability claims incurred prior to the spin-off and guaranteed by CNF. The pledged collateral is reduced over time as the Company' s pending claims are resolved.


11.  Segment and Geographic Information

The Company primarily provides less-than-truckload transportation, air freight forwarding and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries. The Company does not present segment disclosures because the air freight forwarding, supply chain management and international freight service offerings do not meet the quantitative thresholds of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." The following information sets forth revenues and property, plant and equipment by geographic location. Revenues are attributed to geographic location based upon the location of the customer. No one customer provides 10% or more of total revenues.

Geographic Information
(Dollars in thousands)

                                  2000          1999            1998
Revenues
   United States              $2,206,468     $2,248,773      $2,117,415
   Canada                        145,900        130,227         121,008
Total                         $2,352,368     $2,379,000      $2,238,423

Property, Plant and Equipment
   United States              $  312,349     $  332,999      $   332,912
   Canada                         36,445         35,953           27,860
Total                         $  348,794     $  368,952      $   360,772






Management Report on Responsibility for Financial Reporting

The   management  of  Consolidated  Freightways  Corporation   has
prepared  the accompanying financial statements and is responsible for  their  integrity. The statements were prepared in  accordance with  accounting  principals  generally  accepted  in  the  United
States,  after giving consideration to materiality, and are  based on  management's best estimates and judgments. The other financial information in the annual report is consistent with the  financial statements.

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

/s/Patrick H. Blake
Patrick H. Blake
President and Chief Executive Officer


/s/Robert E. Wrightson
Robert E. Wrightson
Executive Vice President
  and Chief Financial Officer


/s/James R. Tener
James R. Tener
Vice President and
Controller




Report of Independent Public Accountants


To  the  Shareholders  and  Board  of  Directors  of  Consolidated
Freightways Corporation:

We  have  audited the accompanying consolidated balance sheets  of
Consolidated Freightways Corporation (a Delaware corporation)  and subsidiaries  as  of December 31, 2000 and 1999, and  the  related
statements   of   consolidated   operations,   cash   flows    and
shareholders'  equity for each of the three years  in  the  period ended  December  31,  2000.  These financial  statements  are  the responsibility of the Company's management. Our responsibility  is to  express an opinion on these financial statements based on  our audits.

We  conducted  our  audits in  accordance  with  auditing
standards generally accepted in the United States. Those standards require  that  we plan and perform the audit to obtain  reasonable assurance  about  whether the financial  statements  are  free  of material  misstatement. An audit includes  examining,  on  a  test basis,  evidence  supporting the amounts and  disclosures  in  the
financial  statements.  An  audit  also  includes  assessing   the
accounting  principles  used  and significant  estimates  made  by management, as well as evaluating the overall financial  statement presentation.  We  believe that our audits  provide  a  reasonable basis  for  our opinion.

In our opinion, the financial  statements
referred  to  above present fairly, in all material respects,  the financial  position  of Consolidated Freightways  Corporation  and subsidiaries as of December 31, 2000 and 1999, and the results  of their  operations and their cash flows for each of the three years
in   the  period  ended  December  31,  2000  in  conformity  with accounting principles generally accepted in the United States.


/s/Arthur Andersen LLP
Arthur Andersen LLP
Portland, Oregon
January 25, 2001





                                            CONSOLIDATED FREIGHTWAYS CORPORATION
                                                     AND SUBSIDIARIES
                                                 Quarterly Financial Data
                                                       (Unaudited)
                                     (Dollars in thousands except per share data)


                                                March 31          June 30          September 30         December 31
2000 - Quarter Ended

     Revenues                                   $593,629          $586,101            $592,902            $579,736
     Operating income (loss)                      (1,239)            2,129               5,594              (8,411)
     Income (loss) before income taxes
       (benefits)                                 (6,079)            1,322               4,565             (10,032)
     Income taxes (benefits)                      (3,100)            1,215               3,244              (4,018)
     Net income (loss)                            (2,979)              107               1,321              (6,014)
     Basic earnings (loss) per share               (0.14)                -                0.06               (0.28)
     Diluted earnings (loss) per share             (0.14)                -                0.06               (0.28)
     Market price range                      $5.31-$8.25       $4.00-$7.00         $4.19-$5.31         $3.25-$5.13


                                                March 31          June 30          September 30         December 31

1999 - Quarter Ended

     Revenues                                   $558,208          $589,781            $625,547            $605,464
     Operating income (loss)                      13,192             4,962               9,723             (20,002)
     Income (loss) before income taxes
       (benefits)                                 12,619             4,686               9,364             (20,641)
     Income taxes (benefits)                       5,868             2,179               4,634              (9,366)
     Net income (loss)                             6,751             2,507               4,730             (11,275)
     Basic earnings (loss) per share                0.30              0.11                0.21               (0.52)
     Diluted earnings (loss) per share              0.30              0.11                0.21               (0.52)
     Market price range                    $11.50-$18.44     $10.25-$15.00        $9.00-$12.50        $6.75-$10.63





Five Year Financial Summary

Consolidated Freightways Corporation
   And Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
(Unaudited)
                                                 2000             1999               1998              1997            1996
SUMMARY OF OPERATIONS
Revenues                                    $ 2,352,368     $  2,379,000      $  2,238,423     $  2,299,075    $  2,146,172
Operating income (loss)                          (1,927)           7,875            52,064(a)        45,259(b)      (73,066)(c)
Depreciation and amortization                    59,152           58,363            50,918           54,679          64,565
Investment income                                 1,490            2,688             4,957            1,894             263
Interest expense                                  4,883            4,160             4,012            3,213             843
Income (loss) before income taxes
   (benefits)                                   (10,224)           6,028            51,817           41,982         (77,777)
Income taxes (benefits)                          (2,659)           3,315            25,471           21,623         (22,201)
Net income (loss)                                (7,565)           2,713            26,346           20,359         (55,576)
Cash from operations                             21,133           21,513            73,842           77,370           2,545

PER SHARE
Basic earnings (loss)                             (0.35)            0.12              1.16             0.92           (2.52)
Diluted earnings (loss)                           (0.35)            0.12              1.12             0.89           (2.52)
Shareholders' equity                              11.62            12.16             11.81            10.58            9.57

FINANCIAL POSITION
Cash and cash equivalents                        46,523           49,050           123,081          107,721          48,679
Property, plant and equipment, net              348,794          368,952           360,772          382,987         416,688
Total assets                                    926,682          916,272           890,390          897,796         857,087
Capital expenditures                             42,348           67,273            31,271           22,674          48,203
Long-term debt                                   15,100           15,100            15,100           15,100          15,100
Shareholders' equity                            252,184          258,562           266,718          243,447         210,698

RATIOS AND STATISTICS
Current ratio                                  1.3 to 1         1.2 to 1          1.3 to 1         1.3 to 1        1.1 to 1
Net income (loss) as % of revenues                 (0.3)%            0.1%              1.2%             0.9%           (2.6)%
Effective income tax (benefit) rate               (26.0)%           55.0%             49.2%            51.5%          (28.5)%
Long-term debt as % of
    total capitalization                            5.6%             5.5%              5.4%             5.8%            6.7%
Return on average invested capital                 (1.9)%            3.6%             26.2%            24.9%          (27.8)%
Return on average shareholders' equity             (3.0)%            1.1%             13.9%            12.9%          (21.2)%
Average shares outstanding                   21,492,130       22,349,997        22,634,362       22,066,212      22,025,323
Market price range                          $3.25-$8.25     $6.75-$18.44      $7.50-$19.75     $7.00-$18.50    $6.00-$9.125
Number of shareholders                           32,500           31,800            34,350           31,650          13,500
Number of employees                              21,100           22,100            21,000           21,600          20,300

(a)  Includes $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(b)  Includes $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(c)  Includes $15.0 million non-cash charge for the increase in workers' compensation reserve.




                                                          EXHIBIT 21




                  CONSOLIDATED FREIGHTWAYS CORPORATION
                      SUBSIDIARIES OF THE COMPANY
                           December 31, 2000

 The subsidiaries of the Company were:

                                                         State or
                                             Percent of  Province or
                                             Stock Owned Country of
Subsidiaries                                 by Company  Incorporation

Consolidated Freightways
 Corporation of Delaware                        100      Delaware
   Canadian Freightways, Limited                100      Alberta,Canada
   Milne & Craighead, Inc.                      100      Alberta,Canada
   Canadian Freightways Eastern Limited         100      Ontario,Canada
   United Terminals Ltd.                        100      B.C., Canada
   Blackfoot Logistics Ltd.                     100      B.C., Canada
   Transport CFQI, Inc., d.b.a.
     Epic Express and Universal Contract
     Logistics                                  100      Quebec, Canada
   Click Express Inc.                           100      Alberta,Canada
   Interport Sufferance Warehouses              100      Ontario,Canada
   Panorama Mainland Ltd.                       100      Alberta,Canada
   724567 Alberta Ltd.                          100      Alberta,Canada
   724569 Alberta Ltd. d.b.a. Evergreen
     Logistics                                  100      Alberta,Canada
   Consolidadora De Fletes Mexico S.A. de C.V.   99      Mexico, D.F.
   Transportes CF Dominican Republic             34      Dominican Republic
   Transportes CF Guatemala S.A.                 99.9    Guatemala
   Transportes CF Costa Rica S.A.               100      Costa Rica
Leland James Service Corporation                100      Delaware
Redwood Systems, Inc.                           100      Delaware
   Redwood Systems Logistics de Mexico          100      Mexico -Jalisco
   Redwood Systems Services de Mexico           100      Mexico -Jalisco
CF AirFreight Corporation                       100      Delaware
CF Risk Management Services                     100      Bermuda
Grupo Consolidated Freightways S.A. de C.V.     100      Mexico, D.F.
   CF Alfri-Loder, S. de R.L. de C.V.            50      Mexico - Nuevo Leon
   Transportes CF Alfri-Loder de R.L. De C.V.    49      Mexico - Nuevo Leon
CF MovesU.com Incorporated                      100      Delaware