Form 10-K, Exhibit 13
period 2001-12-31
CONSOLIDATED FREIGHTWAYS CORP
filed 2002-04-15
CIK 1022581

Exhibit 13


               Consolidated Freightways Corporation
                         and Subsidiaries
              Management's Discussion and Analysis of
           Financial Condition and Results of Operations


Comparison of 2001 and 2000

Revenues for the year ended December 31, 2001 decreased 4.9% on a tonnage decrease of 3.6%, compared with 2000. The tonnage decrease primarily reflects the impact of the events of September 11th, the continued economic slowdown that began in the fourth quarter of 2000, a higher proportion of lighter weight freight in the system and increased competition. Shipments decreased 2.2% and the average weight per shipment decreased 1.4% to 989 lbs. Revenue per hundredweight decreased 1.9% to $17.33, despite the benefits of an August rate increase, due to unfavorable changes in the freight mix, including a decrease in higher-rated expedited freight. Revenue per hundredweight was also impacted by a decrease in the fuel surcharge as fuel prices moderated during the year. Excluding the fuel surcharge, revenue per hundredweight decreased 1.5%. 2001 revenues also reflect a full year of air freight forwarding operations, acquired in June 2000, and the shutdown of a brokerage subsidiary in July 2001.

Salaries, wages and benefits decreased 0.9% in 2001 due primarily to lower tonnage levels. A 3.4% contractual wage and benefit increase effective April 1st, operational and sales force incentive bonuses and a full year of air freight forwarding operations negatively impacted the year. These increased costs were partially offset by improved cross-dock and pick-up and delivery efficiencies as a result of process improvement programs and increased use of rail services. Beginning in the third quarter, management made headcount reductions to adjust to continued lower business levels. Total headcount was reduced approximately 14% in 2001. 2000 included $4.3 million of severance pay due to an administrative reorganization.

Operating expenses decreased 1.2% in 2001. Excluding gains on sales of operating properties of $26.1 million in 2001 and $17.7 million in 2000, operating expenses increased marginally, despite lower tonnage and an 8.6% decrease in the average fuel cost per gallon. The Company was impacted by an unfavorable change in the freight mix, an increase in the average length of haul and lower fuel efficiency during 2001. Additionally, increased facility rental expense related to expansion of the air freight forwarding operations and the Company's new administrative facility and increased software amortization impacted the year. Increases in operating expenses were partially offset by increased use of rail services.

Purchased transportation increased 4.4% due primarily to increased use of lower cost rail services in strategic lanes. Rail miles as a percentage of inter-city miles increased to 26.8% from 24.4% in 2000. Increased costs associated with the air freight forwarding operations were offset by the shutdown of a brokerage subsidiary.

Operating taxes and licenses decreased 8.5% due to lower tonnage levels and a reduction in the fleet.

Claims and insurance decreased 15.7% due to lower tonnage and improved vehicular claims experience.

Depreciation increased 5.1% due to increased capital expenditures in 2001. Capital expenditures were $74.1 million, compared with $42.3 million in 2000, and include the additions of terminal properties in Brooklyn, NY, Laredo, TX, and Phoenix, AZ, and revenue equipment, including equipment previously under lease.

The operating loss was $91.1 million compared with an operating loss of $1.9 million in 2000. The operating ratio deteriorated to 104.1% from 100.1%. The Canadian operations contributed $13.1 million of operating income compared with $12.7 million in 2000. Excluding gains on sales of operating properties, the operating loss was $117.2 million compared with a $19.6 million operating loss in 2000.

Other expense, net, increased marginally in 2001. 2001 included increased interest expense on higher average short-term borrowings and decreased investment income on lower average short-term investments. 2000 included a $4.0 million charge for settlement of a tax sharing liability with the former parent.

The Company's 2001 effective tax rate differed from the statutory federal rate due to foreign taxes and the recording of deferred tax valuation allowances. As a result of domestic losses during 2001, the Company recorded income tax benefits of $41.8 million and related deferred tax assets of $16.8 million. However, due to domestic cumulative losses over the past three years, current
accounting   standards   require  the  Company   to   assess   the
realizability of its domestic net deferred tax asset ($102.6 million as of December 31, 2001). Through the use of tax planning strategies, involving the sale of appreciated assets, the Company has determined that it is more likely than not that $62.6 million of its domestic net deferred tax asset as of December 31, 2001 will
be  realized.   A  valuation allowance of  $40  million  has  been
recorded as of December 31, 2001 for the remaining portion of its domestic net deferred tax asset. Until the recent cumulative loss is eliminated, the Company will continue to record additional valuation allowance against any tax benefit arising from future
domestic   operating  losses.   The  Company   will   assess   the
realizability of its deferred tax assets on an ongoing basis and adjust the valuation allowance as appropriate.


Comparison of 2000 and 1999

Revenues  for  the  year ended December 31,  2000  decreased  1.1%
compared to 1999 due to an 8.1% decrease in tonnage levels. Continued refinement of the Company's freight profile, a higher proportion of lighter weight freight in the system as well as a slow down in the economy in the fourth quarter accounted for the decrease in tonnage. Shipments decreased 4.8% and the average weight per shipment decreased 3.5% to 1,003 lbs. The tonnage decrease was offset by a 7.5% increase in revenue per hundredweight to $17.67 due to rate increases, a fuel surcharge and a change in freight profile. Excluding the fuel surcharge, revenue per hundredweight increased 4.8%. Revenues were also impacted by the shutdown of the Company's owner-operator truckload subsidiary in the first quarter.

Salaries, wages and benefits decreased 1.3% in 2000 due primarily to lower tonnage levels. However, a 3.4% April contractual wage and benefit increase, lower use of rail services and $4.3 million of severance pay due to an administrative reorganization impacted the year. Additionally, the lower freight levels had an adverse impact on pick-up and delivery and dock efficiencies.

Operating expenses increased 6.2% in 2000. Excluding gains on sales of operating properties of $17.7 million in 2000 and $3.4 million in 1999, operating expenses increased 9.5%, despite lower tonnage. The Company was impacted by a 63.8% increase in the average fuel cost per gallon and a change in freight mix. As noted above, the Company had a revenue fuel surcharge in place that helped to mitigate the impact of increased fuel costs. Continued higher information systems costs, revenue equipment lease expense and software amortization, as well as lower use of rail services, also impacted the year.

Purchased transportation decreased 13.0% in 2000 due to lower use of rail. Rail miles as a percentage of inter-city miles decreased to 24.4% from 27.4% in 1999 due to lower tonnage. The decrease also reflects lower use of owner-operators due to the shutdown of the Company's owner-operator subsidiary in the first quarter.

Operating taxes and licenses increased marginally in 2000 as the impact of lower tonnage was offset by higher licensing costs due to changes in the fleet.

Claims  and  insurance expense increased 12.5%  in  2000,  despite
lower  tonnage,  due  to  higher  cost  vehicular  accidents   and
increased cargo claims.

Depreciation decreased 1.1% as a higher proportion of the fleet became fully depreciated.

Operating income decreased $9.8 million in 2000 to a loss of $1.9 million. The operating ratio deteriorated to 100.1% from 99.7%. The Company's Canadian operations contributed $12.7 million of operating income in 2000 compared to $11.3 million in 1999.
Excluding gains on sales of operating properties, the operating loss was $19.6 million compared with $4.5 million of operating income in 1999.

Other expense, net increased $6.5 million in 2000 primarily due to a $4.0 million charge for settlement of a tax liability with the former parent, interest expense on tax obligations payable to the former parent and lower investment income on the Company's short-term investments. The Company earned lower investment income in 2000 as short-term investments were used for working capital needs, capital expenditures and share repurchases.

The Company's effective income tax rates differed from the statutory federal rate due primarily to foreign and state taxes and non-deductible items.


Risk Factors

Adequate Liquidity: The Company incurred a net loss of $104.3 million for the year ended December 31, 2001 and expects to incur further operating losses in 2002 due to the continued economic slowdown. Cash used by operating activities was $41.1 million in 2001. The Company's financing requirements to fund operations and capital expenditures and to support letters of credit in 2002 are expected
to  be  approximately $45 to $55 million.   Subsequent to December
31, 2001, the Company secured financing sufficient to meet these requirements.

The Company has secured a $45 million financing agreement secured by real property. In addition, the Company completed a $4.1 million financing agreement secured by revenue equipment of a Canadian subsidiary and is currently negotiating additional financing agreements for approximately $25 million, secured by assets of the Canadian subsidiaries. Of this amount, the Company has lender credit committee approval and is in the documentation stages for approximately $13 million and expects to receive funding during
the   second   quarter  of  2002.   The  Company  has  significant
additional unleveraged assets and is considering other asset-backed borrowings and the sale of surplus real properties. However, there can be no assurance that the Company will be able to complete these transactions or that they will be on reasonable terms.

The Company has an existing accounts receivable securitization agreement and an existing real estate backed credit facility to provide for working capital and letter of credit needs. The combined availability of funds under these financing agreements was $2.6 million as of December 31, 2001 and $6.5 million as of March 31, 2002. Consistent with these types of agreements, the availability ranged from $0 to $15 million during the quarter ended March 31, 2002. The continued availability of funds under these agreements requires that the Company comply with certain financial convenants, the most restrictive of which are to maintain a minimum EBITDAL (earnings before interest, taxes, depreciation, amortization and lease expense) and fixed charge coverage ratio. On April 8, 2002, to cure violations of these covenants as of March 31, 2002, the covenants were amended for 2002.

The amended covenants require the Company to achieve significant improvements in EBITDAL for the remainder of 2002. (See "Liquidity and Capital Resources" below). To achieve these improvements, the Company and the Board of Directors have developed plans that include an immediate and continuing reduction of workforce in line with lower business levels and expansion of programs aimed at increasing pick-up and delivery and dock efficiencies, increasing load factor and reducing claims expense that have proved successful at selected terminals during 2001. Additionally, starting in the fourth quarter of 2001, the Company began carefully reviewing its business activities with its customers in an effort to secure additional business and to ensure that it is fairly compensated for the services provided. As part of this plan, the Company began reviewing contract accounts as they came up for renewal during the fourth quarter of 2001 and is continuing this review in 2002. The Company and the Board of
Directors believe that the above actions will be sufficient to allow the Company to meet the amended covenant requirements for the balance of 2002. If the Company does not achieve the operating improvements, it may violate the amended covenants in 2002. Although the Company has previously received amendments to the covenants, there can be no assurance that the lender will grant waivers or additional amendments if required. The inability of the Company to meet its covenants or obtain waivers or additional amendments, if required, would require the Company to secure additional financing to fund operating activities and provide letters of credit necessary to support its self-insurance program in 2002. Failure to secure letters of credit to support the self-insurance program would require the Company to fund state insurance programs which would have a material adverse effect on the Company's financial position.

Economic Growth: The less-than-truckload industry (LTL) is affected by the state of the overall economy, which affects the amount of freight to be transported. Further deterioration in the economic environment or failure of the Company to improve operating performance and achieve a cost structure in line with lower business levels would have a material adverse effect on the Company's financial position and results of operations.

Declining Market Share: The Company is faced with a decline of the "greater than 1,500 miles" length-of-haul market due to market trends such as the "regionalization" of freight due to just-in-time inventory practices, distributed warehousing and other changes in business processes. Also contributing to this decline are longer length-of-haul service offerings by regional and parcel carriers. To grow, the Company must continue to invest in its infrastructure to become more competitive and efficient in shorter length-of-haul lanes, improve efficiencies in its core longer length-of-haul lanes and develop services tailored to customer needs. Additionally, continued substantial operating losses may result in loss of customers due to lack of confidence.

Price Stability: Continuing pricing discipline amongst competitors and reduced industry capacity has contributed to relative price stability over the last several years. Competitive action through price discounting may significantly impact the Company's performance through a reduction in revenue without a corresponding reduction in cost.

Cyclicality and Seasonality: The months of September, October and November of each year usually have the highest business levels while January, February and December have the lowest. The LTL industry is affected by seasonal fluctuations, which affect the amount of freight to be transported. Freight shipments and operating results are also adversely affected by inclement weather conditions.

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

Inflation: As discussed above, the Company experienced lower average fuel costs per gallon in 2001 than 2000. However, the cost per gallon still exceeded historical norms. The Company's rules tariff implements a fuel surcharge when the average cost per gallon of on-highway diesel fuel exceeds $1.10, as determined from the Energy Information Administration of the Department of Energy's publication of weekly retail on-highway diesel prices. This provision of the rules tariff became effective in July 1999 and remains in effect. However, there can be no assurance that the Company will be able to maintain this surcharge or successfully implement such surcharges in response to increased fuel costs in the future.


Critical Accounting Policies

Management considers as its most critical accounting policies those that require the use of estimates and assumptions, specifically, self-insurance reserves, deferred tax valuations and pension and post-retirement benefit liabilities. In developing these estimates and assumptions, the Company takes into consideration historical experience, current and expected economic conditions and, in certain cases, actuarial analysis. The Company continually reviews these factors and makes adjustments as needed. Actual results could differ from these estimates and could have a material adverse effect on the Company's financial position and results of operations. Please refer to the Notes to the Consolidated Financial Statements for a full discussion of these accounting policies.


2002 Outlook

The economic slowdown has continued to adversely impact tonnage levels during the first quarter of 2002. The Company expects that tonnage levels in the first quarter will decrease approximately 8% from the fourth quarter of 2001. Return to profitability by the latter portion of 2002 will be dependent on an improvement in the economic environment, improved operating performance and alignment of costs with lower business levels. In the interim, management will continue with aggressive cost control plans to align operating costs with lower business levels. These plans include an immediate and continuing reduction of workforce and expansion of programs aimed at increasing pick-up and delivery and dock efficiencies, increasing load factor and reducing claims expense that have proved successful at selected terminals during 2001. Starting in the fourth quarter of 2001, the Company began carefully reviewing its business activities with its customers in an effort to secure additional business and to ensure that it is fairly compensated for the services provided. As part of this plan, the Company began reviewing contract accounts as they came up for renewal during the fourth quarter of 2001 and is continuing this review in 2002. Further deterioration in the economic environment or failure of the Company to achieve a cost structure in line with lower business levels would have a material adverse effect on the Company's financial position and results of operations.

On April 1, 2002, a 2.0% wage and benefit increase will go into effect for employees covered by the National Master Freight Agreement. The increase is expected to add approximately $13.5 million of expense in 2002. Please refer to "Other" below for a discussion of the National Master Freight Agreement.

As discussed in Note 9 "Stock Compensation Plans" in the Consolidated Financial Statements, the Company has various stock incentive plans under which restricted stock has been granted. There were 82,750 restricted shares that had not achieved the pre-determined stock price required for vesting as of December 31, 2001. The pre-determined stock prices range between $10.03 and $20.00. Compensation expense will be recognized for those shares if the stock price meets the required levels by May 12, 2002; otherwise, the shares will be forfeited.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles" (SFAS 142) and SFAS No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 142 requires that goodwill and other intangible assets that have indefinite lives no longer be amortized, but will be subject to impairment review annually. Intangible assets with estimated finite useful lives will continue to be amortized. The Company will adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating approximately $2.1 million of goodwill for impairment under SFAS 142. SFAS 143 will require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the asset. This statement is effective for fiscal years beginning after June 15, 2002. The Company expects that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes current accounting guidance relating to the impairment of long-lived assets and provides a single accounting methodology to be applied to all long-lived assets to be disposed of, including discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. The Company expects that adoption of this statement will not have a material effect on the Company's financial position or results of operations.


LIQUIDITY AND CAPITAL RESOURCES

Current Requirements

The Company's financing requirements to fund operations and capital expenditures and to support letters of credit in 2002 are expected to be approximately $45 to $55 million. The Company anticipates funding these requirements using the availability under its existing credit facilities and the proceeds from real estate and other asset-backed financings, each of which is discussed below.

In February 2002, the Company secured a $45 million financing agreement secured by real property, of which $20 million was funded in February. Under the agreement, the Company contributed real property with a net book value of approximately $21 million to CFCD 2002 LLC, a wholly owned, consolidated special purpose company. CFCD 2002 LLC used the properties as collateral for the borrowings. Borrowings bear interest at LIBOR plus 375 basis points. Principal and interest payments are due monthly over a 15-year period. The $20 million of proceeds was used to pay down short-term borrowings under the Company's $200 million credit facility discussed below. Subsequent to the paydown, the Company issued a $20 million letter of credit under the $200 million
credit  facility  to  support  its  self-insurance  program.   The
remaining $25 million commitment is expected to be fully funded in April 2002.

Also in February 2002, the Company completed a three-year, $4.1 million financing agreement secured by revenue equipment of a Canadian subsidiary. The borrowings bear interest at 7.2%. Principal and interest are payable monthly. The Company is currently negotiating additional financing agreements for approximately $25 million, secured by assets of the Canadian subsidiaries. Of this amount, the Company has credit committee approval and is in the documentation stages for approximately $13 million and expects to receive funding during the second quarter of 2002. However, there can be no assurance that the Company will be able to complete these transactions or that the final terms will be reasonable.

The Company is focused on improving both short and long-term liquidity. The Company has significant additional unleveraged assets and is considering other asset-backed borrowings and the sale of surplus real properties. However, there can be no assurance that the Company will be able to complete these transactions or that they will be on reasonable terms.

If business conditions and the Company's performance do not improve and the Company is unable to align its cost structure with lower business levels, cash requirements to fund operations could be significantly higher than anticipated and would have a material adverse effect on the Company's financial position and would require additional financing. The ability of the Company to continue to fund operations and meet its obligations as they come due will be dependent on reducing operating losses and completing the financing agreements discussed above.

As discussed in Note 2 "Summary of Significant Accounting Policies" in the Consolidated Financial Statements, the Company is required to post letters of credit to support its self-insurance program. Letters of credit outstanding to support the program were $90 million as of December 31, 2001, and were issued under the Company's $200 million credit facility, discussed below. Subsequent to December 31, 2001, the Company issued an additional $27 million of letters of credit to support this program. Adverse economic conditions in the insurance market or failure of the
Company to improve operating performance could result in the Company being required to post additional letters of credit in the fourth quarter of 2002 in excess of regular increases. Inability of the Company to continue to issue letters of credit under its $200 million credit facility to support its self insurance program would require the Company to secure alternative financing arrangements. Failure to secure these alternative financing arrangements would require the Company to fund state insurance programs which would have a material adverse effect on the Company's financial position.


Existing Financing Agreements

In April 2001, the Company entered into a $200 million accounts receivable securitization agreement to provide for working capital and letter of credit needs. Under the agreement, the Company sells or contributes, on a continuous basis, trade receivables to CF Funding LLC (Funding), a wholly owned, consolidated special purpose company. Funding uses the receivables as collateral for borrowings and letters of credit. Letters of credit are limited to $150 million and borrowings are limited to an agreed upon availability calculation of eligible accounts receivable. Borrowings bear interest at LIBOR, plus a margin (250 basis points at December 31, 2001). The agreement expires in April 2006. As of December 31, 2001, there were $49.9 million of short-term borrowings and $98.4 million of letters of credit outstanding. As of March 31, 2002, there were $3.7 million of short-term borrowings and $128.8 million of letters of credit outstanding. Availability of the remaining borrowing capacity is dependent on the calculation of eligible accounts receivable which is subject to business level fluctuations which may further limit availability.

In October 2001, the Company entered into a six-month, $50 million revolving credit agreement with the same lender, secured by real property with a net book value of approximately $53 million, to provide for short-term working capital needs and other general corporate purposes. As of December 31, 2001, the Company had $34 million of short-term borrowings outstanding, bearing interest at LIBOR plus 350 basis points. In February 2002, the term of the facility was extended until February 2004 with borrowings limited to a maximum of $42 million. Borrowings bear interest at Prime plus 500 basis points, with a minimum rate of 10%. The agreement contains mandatory paydown provisions using a portion of the proceeds of future debt offerings and asset sales, which will limit future availability. As of March 31, 2002, outstanding borrowings were $34.7 million.

The combined availability of funds under the above financing agreements was $2.6 million as of December 31, 2001 and $6.5 million as of March 31, 2002. Consistent with these types of agreements, the availability ranged from $0 to $15 million during the quarter ended March 31, 2002. The continued availability of funds under the above agreements requires that the Company comply with certain financial convenants, the most restrictive of which are to maintain a minimum EBITDAL (earnings before interest, taxes, depreciation, amortization and lease expense) and fixed charge coverage ratio. To cure violations of these covenants as of March 31, 2002, the covenants were amended on April 8, 2002. The following are the minimum EBITDAL and fixed charge coverage ratio covenant requirements for 2002. The Company's actual EBITDAL and fixed charge coverage ratio were $(10,723,000) and (1.17) to 1, respectively, for the quarter ended March 31, 2002.



Minimum Required Covenant Levels

(Dollars in thousands)
                                      Fixed
                                      Charge
Quarter Ended             EBITDAL     Coverage
                                      Ratio

March 31, 2002           $(13,300)    (1.80)
June 30, 2002             (16,400)    (1.20)
September 30, 2002          1,400     (0.30)
December 31, 2002          20,500      0.20


If the Company does not improve operating performance through improved business levels and additional cost reduction efforts, it may violate the amended covenants in 2002. There can be no assurance that the lender will grant waivers or additional amendments if required. Failure to obtain waivers or additional amendments, if required, would have a material adverse effect on the Company's financial position.


Cash Flows for the Year Ended December 31, 2001 and 2000

Cash and cash equivalents were $28.1 million as of December 31, 2001. Net cash used by operating activities of $41.1 million in 2001 compares with $21.1 million provided by operating activities for 2000. The decrease was due primarily to increased operating losses, adjusted for non-cash items.

Net cash used by investing activities of $61.6 million compares with $22.7 million in 2000. The increase primarily reflects the additions of terminal properties in Brooklyn, NY, Laredo, TX, and Phoenix, AZ, and revenue equipment, including equipment previously under lease. The Company expects capital expenditures to be approximately $7 million for 2002, primarily for the purchase of revenue and miscellaneous equipment, but has the ability to defer these expenditures into future years.

Net cash provided by financing activities of $84.2 million in 2001 primarily reflects net short-term borrowings under the Company's credit facilities. Net borrowings of $83.9 million compares with net repayments of $0.7 million in 2000. The increased borrowings were used to fund the operating activities and capital expenditures discussed above.

As of December 31, 2001, the Company's ratio of long-term debt to total capital was 9.2% compared with 5.6% as of December 31, 2000. The current ratio was 1.0 to 1 and 1.3 to 1 as of December 31, 2001 and 2000, respectively.

The following table presents the Company's cash obligations under operating lease and long-term debt agreements, including agreements entered into subsequent to December 31, 2001, as discussed above. Please refer to Note 5 "Debt" and Note 6 "Leases" in the Company's Consolidated Financial Statements.


Contractual Cash Obligations

(Dollars in thousands)

                                   Agreements
                                    Entered
                                     Into
                                  Subsequent to
              Agreements as of    December 31,   Interest
              December 31, 2001       2001          on
 Payable    Operating   Long-Term   Long-Term    Long-Term
   In        Leases       Debt        Debt (a)    Debt (b)    Total

  2002     $ 26,429    $     --   $  1,664    $   1,942     $ 30,035
  2003       24,397       1,000      2,351        2,191       29,939
  2004       22,677      14,100      2,510        1,408       40,695
  2005       14,177          --      1,510        1,106       16,793
  2006        5,161          --      1,201        1,034        7,396
Thereafter   15,781          --     17,264        5,646       38,691
           $108,622    $ 15,100  $  26,500    $  13,327     $163,549


(a)  Reflects agreements funded as of April 12, 2002.
(b)  Assumes no change in LIBOR rate.



Other

As of December 31, 2001, 81% of the Company's domestic employees were represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The Company and the IBT are parties to the National Master Freight Agreement, which expires on March 31, 2003. Although the Company believes it will be able to successfully negotiate a new contract with the IBT, there can be no assurance that it will be able to do so, or that work stoppages will not occur, or that the terms of any such contract will not be substantially less favorable than those of the existing contract, any of which could have a material adverse effect on the Company's financial position and results of operations.

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

On February 9, 2001, Henry C. Montgomery was elected to the Board of Directors for a one-year term, replacing John M. Lillie. Raymond F. O'Brien resigned from the Board of Directors on May 24, 2001. On August 2, 2001, Patrick J. Brady resigned as Senior Vice President-Sales and Marketing. He was succeeded by Martin W. Larson, who previously served as Chief Information Officer and Vice President of eCommerce.

Certain statements included or incorporated by reference herein constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to a number of risks and uncertainties. Any such forward-looking statements included or incorporated by reference herein should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. In that regard, the following factors, among others, and in addition to matters discussed elsewhere herein and in documents incorporated by reference herein, could cause actual results and other matters to differ materially from those in such forward-looking statements: general economic conditions; general business conditions of customers served and other shifts in market demand; increases in domestic and international competition; pricing pressures, rate levels and capacity in the motor-freight industry; future operating costs such as employee wages and benefits, fuel prices and workers compensation and self-insurance claims; weather; environmental and tax matters; changes in governmental regulation; technology costs; legal claims; timing and amount of capital expenditures; and failure to execute operating plans, freight mix adjustment plans, yield improvements efforts, process and operations improvements, cost reduction efforts, customer service initiatives; pension funding requirements; and financing needs and availability. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition.



                      CONSOLIDATED FREIGHTWAYS CORPORATION
                              AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                 December 31,
                          (Dollars in thousands)



                                                        2001             2000

ASSETS

Current Assets
  Cash and cash equivalents (Note 2)                $   28,067       $   46,523
  Trade accounts receivable, net  (Note 2)             292,851          334,155
  Other accounts receivable                              6,045            8,742
  Operating supplies, at lower of average cost
      or market                                          6,670            8,419
  Prepaid expenses                                      35,772           41,286
  Deferred income taxes  (Note 7)                       59,897           70,610
    Total Current Assets                               429,302          509,735


Property, Plant and Equipment, at cost (Notes 2 and 5)
  Land                                                  87,024           81,697
  Buildings and improvements                           353,102          350,137
  Revenue equipment                                    519,546          518,086
  Other equipment and leasehold improvements           158,963          149,123
                                                     1,118,635        1,099,043
  Accumulated depreciation and amortization           (761,044)        (750,249)
                                                       357,591          348,794

Other Assets
  Deposits and other assets  (Note 2)                   93,687           68,153
                                                        93,687           68,153

Total Assets                                        $  880,580       $  926,682


           The accompanying notes are an integral part of these statements.


                     CONSOLIDATED FREIGHTWAYS CORPORATION
                             AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                                 December 31,
                           (Dollars in thousands)


                                                         2001            2000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable                                  $   85,043      $   97,741
  Accrued liabilities  (Note 4)                        189,361         211,043
  Accrued claims costs  (Note 2)                        85,593          86,674
  Federal and other income taxes  (Note 7)               2,264               -
  Short-term borrowings (Note 5)                        83,900               -
    Total Current Liabilities                          446,161         395,458

Long-Term Liabilities
  Long-term debt   (Note 5)                             15,100          15,100
  Accrued claims costs  (Note 2)                        94,187          99,074
  Employee benefits (Note 8)                           124,284         120,317
  Deferred income taxes  (Note 7)                        1,978           6,282
  Other liabilities (Note 2)                            50,631          38,267
    Total Liabilities                                  732,341         674,498

Shareholders' Equity
Preferred stock, $.01 par value; authorized
   5,000,000 shares; issued none                             -               -
Common stock, $.01 par value; authorized
   50,000,000 shares; issued 23,133,848 shares             231             231
Additional paid-in capital                              74,020          75,767
Accumulated other comprehensive loss                   (13,712)        (11,293)
Retained earnings                                       95,814         200,067
Treasury stock, at cost  (926,102 and 1,436,712
   shares, respectively)                                (8,114)        (12,588)
  Total Shareholders' Equity                           148,239         252,184

Total Liabilities and Shareholders' Equity            $880,580        $926,682



     The accompanying notes are an integral part of these statements.


                                     CONSOLIDATED FREIGHTWAYS CORPORATION
                                              AND SUBSIDIARIES
                                    STATEMENTS OF CONSOLIDATED OPERATIONS
                                           Years Ended December 31,
                                  (Dollars in thousands except per share data)



                                                         2001            2000            1999
REVENUES                                             $ 2,237,703     $ 2,352,368     $ 2,379,000

COSTS AND EXPENSES
    Salaries, wages and benefits                       1,482,922       1,496,663       1,516,978
    Operating expenses (Note 2)                          446,248         451,882         425,580
    Purchased transportation                             216,906         207,788         238,944
    Operating taxes and licenses                          63,913          69,825          69,382
    Claims and insurance                                  64,182          76,176          67,685
    Depreciation                                          54,619          51,961          52,556
                                                       2,328,790       2,354,295       2,371,125
OPERATING INCOME (LOSS)                                  (91,087)         (1,927)          7,875

OTHER INCOME (EXPENSE)
  Investment income                                          670           1,490           2,688
  Interest expense (Note 2)                               (8,361)         (4,883)         (4,160)
  Miscellaneous, net                                        (818)         (4,904)           (375)
                                                          (8,509)         (8,297)         (1,847)


Income (loss) before income taxes (benefits)             (99,596)        (10,224)          6,028
Income taxes (benefits) (Note 7)                           4,657          (2,659)          3,315

NET INCOME (LOSS)                                    $  (104,253)    $    (7,565)    $     2,713

Basic average shares outstanding (Note 2)             21,995,874      21,492,130      22,349,997
Diluted average shares outstanding (Note 2)           21,995,874      21,492,130      22,556,275

Basic Earnings (Loss) per Share  (Note 2)            $    (4.74)     $    (0.35)     $     0.12

Diluted Earnings (Loss) per Share  (Note 2)          $    (4.74)     $    (0.35)     $     0.12


                                The accompanying notes are an integral part of these statements.


                         CONSOLIDATED FREIGHTWAYS CORPORATION
                                     AND SUBSIDIARIES
                            STATEMENTS OF CONSOLIDATED CASH FLOWS
                                   Years Ended December 31,
                                   (Dollars in thousands)

                                                                             2001        2000        1999
Cash and Cash Equivalents, Beginning
  of Year                                                                $  46,523    $ 49,050    $ 123,081

Cash Flows from Operating Activities
  Net income (loss)                                                       (104,253)     (7,565)       2,713
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
    Depreciation and amortization                                           65,952      59,152       58,363
    Increase (decrease) in deferred income taxes (Note 7)                    6,409     (21,690)     (15,379)
    Gains from property disposals, net (Notes 2 and 7)                     (25,922)    (17,514)      (4,286)
    Issuance of common stock under stock and
       benefit plans (Notes 8 and 9)                                         2,420       2,660          289
    Changes in assets and liabilities:
      Receivables                                                           44,001       8,478      (48,064)
      Accounts payable                                                     (12,698)     (3,733)      13,840
      Accrued liabilities                                                  (20,682)      8,156       14,759
      Accrued claims costs                                                  (5,968)      9,294          (93)
      Income taxes                                                           2,264     (16,883)       2,710
      Employee benefits                                                      3,967      (1,466)       4,547
      Other                                                                  3,457       2,244       (7,886)
Net Cash Provided (Used) by Operating Activities                           (41,053)     21,133       21,513

Cash Flows from Investing Activities
  Capital expenditures                                                     (74,068)    (42,348)     (67,273)
  Software expenditures                                                     (2,803)     (5,963)     (27,938)
  Proceeds from sales of property                                           15,261      26,785       12,308
  Acquisition of FirstAir Inc., net of cash acquired (Note 3)                    -      (1,176)           -
Net Cash Used by Investing Activities                                      (61,610)    (22,702)     (82,903)

Cash Flows from Financing Activities
  Net proceeds from (repayments of) short-term borrowings                   83,900        (691)           -
  Proceeds from exercise of stock options                                      307           -            -
  Purchase of treasury stock                                                     -        (267)     (12,641)
Net Cash Provided (Used) by Financing Activities                            84,207        (958)     (12,641)

Decrease in Cash and Cash Equivalents                                      (18,456)     (2,527)     (74,031)

Cash and Cash Equivalents, End of Year                                   $  28,067    $ 46,523    $  49,050


Supplemental Disclosure
Cash paid (received) for income taxes                                    $   (7,573)  $ 19,731    $  14,469
Cash paid for interest                                                   $    6,868   $  1,606    $   2,349


                         The accompanying notes are an integral part of these statements.


                          CONSOLIDATED FREIGHTWAYS CORPORATION
                                    AND SUBSIDIARIES
                    STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                (Dollars in thousands)



                                                        Common Stock        Additional
                                                Number of                     Paid-in
                                                Shares             Amount     Capital

Balance, December 31, 1998                    23,066,905        $    231      $ 77,303

 Comprehensive income (Note 2)
    Net income                                         -               -             -
    Foreign currency translation adjustment            -               -             -
 Total comprehensive income
 Purchase of 1,407,725 treasury shares                 -               -             -
 Issuance of 21,720 treasury shares under
   employee stock plans                                -               -            98
 Issuance of common stock under employee
   stock plans                                    66,943               -             5

Balance, December 31, 1999                    23,133,848             231        77,406

 Comprehensive loss (Note 2)
    Net loss                                           -               -             -
    Foreign currency translation adjustment            -               -             -
 Total comprehensive loss
 Purchase of 60,000 treasury shares                    -               -             -
 Issuance of 69,045 treasury shares under
   employee stock plans (Note 9)                       -               -          (359)
 Issuance of 390,707 treasury shares under
   employee benefit plan (Note 8)                      -               -        (1,185)
 Issuance of 27,227  treasury shares for
   payment of non-employee director fees               -               -           (95)

Balance, December 31, 2000                    23,133,848             231        75,767

 Comprehensive loss (Note 2)
    Net loss                                           -               -             -
    Foreign currency translation adjustment            -               -             -
 Total comprehensive loss
 Issuance of 46,438  treasury shares under
   employee stock plans (Note 9)                       -               -          (128)
 Issuance of 57,000  treasury shares under
   employee stock option plan  (Note 9)                -               -          (230)
 Issuance of 407,173 treasury shares under
   employee benefit plan (Note 8)                      -               -        (1,389)

Balance, December 31, 2001                    23,133,848        $     231     $  74,020


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


                                                           CONSOLIDATED FREIGHTWAYS CORPORATION
                                                                      AND SUBSIDIARIES
                                                        STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                  (Dollars in thousands)


                                              Accumulated
                                                 Other
                                            Comprehensive        Retained        Treasury
                                             Income (Loss)       Earnings     Stock, at cost      Total


Balance, December 31, 1998                   $  (11,565)       $   204,919     $  (4,170)       $  266,718

 Comprehensive income (Note 2)
    Net income                                        -              2,713             -             2,713
    Foreign currency translation adjustment       1,478                  -             -             1,478
 Total comprehensive income                                                                          4,191
 Purchase of 1,407,725 treasury shares                -                  -       (12,641)          (12,641)
 Issuance of 21,720 treasury shares under
   employee stock plans                               -                  -           191               289
 Issuance of common stock under employee
   stock plans                                        -                  -             -                 5

Balance, December 31, 1999                      (10,087)           207,632       (16,620)          258,562

 Comprehensive loss (Note 2)
    Net loss                                          -             (7,565)            -            (7,565)
    Foreign currency translation adjustment      (1,206)                 -             -            (1,206)
 Total comprehensive loss                                                                           (8,771)
 Purchase of 60,000 treasury shares                   -                  -          (267)             (267)
 Issuance of 69,045 treasury shares under
   employee stock plans (Note 9)                      -                  -           609               250
 Issuance of 390,707 treasury shares under
   employee benefit plan (Note 8)                     -                  -         3,450             2,265
 Issuance of 27,227  treasury shares for
   payment of non-employee director fees              -                  -           240               145

Balance, December 31, 2000                      (11,293)           200,067       (12,588)          252,184

 Comprehensive loss (Note 2)
    Net loss                                          -           (104,253)           -           (104,253)
    Foreign currency translation adjustment      (2,419)                 -            -             (2,419)
 Total comprehensive loss                                                                         (106,672)
 Issuance of 46,438  treasury shares under
   employee stock plans (Note 9)                      -                  -          407                279
 Issuance of 57,000  treasury shares under
   employee stock  option plan  (Note 9)              -                  -          537                307
 Issuance of 407,173 treasury shares under
   employee benefit plan (Note 8)                     -                  -        3,530              2,141

Balance, December 31, 2001                   $  (13,712)       $    95,814     $ (8,114)        $  148,239


                                             The accompanying notes are an integral part of these statements.



              CONSOLIDATED FREIGHTWAYS CORPORATION
                        AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Description of Business

Description of Business: Consolidated Freightways Corporation (the Company) primarily provides less-than-truckload transportation, air freight forwarding and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries. The Company, incorporated in the state of Delaware, consists of Consolidated Freightways Corporation of Delaware, a nationwide motor carrier, and its Canadian operations, including Canadian Freightways Ltd., Epic Express, Milne & Craighead, Interport Sufferance Warehouses, Blackfoot Logistics, and other related businesses; CF AirFreight Corporation, a non-asset based provider of domestic and international air freight forwarding and full and less-than-container load ocean freight transportation; Redwood Systems, Inc., a non-asset based supply chain management services provider; CF Risk Management, a captive insurance company; and CF Funding LLC, a wholly owned, consolidated special purpose company.

Liquidity, Management's Plan and Subsequent Events: The Company incurred a net loss of $104.3 million for the year ended December 31, 2001 and expects to incur further operating losses in 2002 due to the continued economic slowdown. Cash used by operating activities was $41.1 million in 2001. The Company's financing requirements to fund operations and capital expenditures and to
support   letters  of  credit  in  2002  are   expected   to   be
approximately  $45 to $55 million.   Subsequent to  December  31,
2001, the Company secured financing sufficient to meet these requirements.

The Company has secured a $45 million financing agreement secured by real property. In addition, the Company completed a $4.1 million financing agreement secured by revenue equipment of a Canadian subsidiary and is currently negotiating additional financing agreements for approximately $25 million, secured by assets of the Canadian subsidiaries. Of this amount, the Company has lender credit committee approval and is in the documentation stages for approximately $13 million and expects to receive
funding  during  the  second quarter of 2002.   The  Company  has
significant additional unleveraged assets and is considering other asset-backed borrowings and the sale of surplus real properties. However, there can be no assurance that the Company will be able to complete these transactions or that they will be on reasonable terms.

The Company has an existing accounts receivable securitization agreement and an existing real estate backed credit facility to provide for working capital and letter of credit needs. The combined availability of funds under the accounts receivable securitization agreement and real estate backed credit facility was $2.6 million as of December 31, 2001. The continued availability of funds under these agreements requires that the Company comply with certain financial convenants, the most restrictive of which are to maintain a minimum EBITDAL (earnings before interest, taxes, depreciation, amortization and lease expense) and fixed charge coverage ratio. On April 8, 2002, to cure violations of these covenants as of March 31, 2002, the covenants were amended for 2002.

The amended covenants require the Company to achieve significant improvements in EBITDAL for the remainder of 2002. (See Note 5 "Debt"). To achieve these improvements, the Company and the Board of Directors have developed plans that include an immediate and continuing reduction of workforce in line with lower business levels and expansion of programs aimed at increasing pick-up and delivery and dock efficiencies, increasing load factor and reducing claims expense that have proved successful at selected terminals during 2001. Additionally, starting in the fourth quarter of 2001, the Company began carefully reviewing its business activities with its customers in an effort to secure additional business and to ensure that it is fairly compensated for the services provided. As part of this plan, the Company began reviewing contract accounts as they came up for renewal during the fourth quarter of 2001 and is continuing this review in 2002. The Company and the Board of Directors believe that the above actions will be sufficient to allow the Company to meet the amended covenant requirements for the balance of 2002. If the
Company does not achieve the operating improvements, it may violate the amended covenants in 2002. Although the Company has previously received amendments to the covenants, there can be no assurance that the lender will grant waivers or additional amendments if required. The inability of the Company to meet its covenants or obtain waivers or additional amendments, if required, would require the Company to secure additional financing to fund operating activities and provide letters of credit necessary to support its self-insurance program in 2002. Failure to secure letters of credit to support the self-insurance program would require the Company to fund state insurance programs which would have a material adverse effect on the Company's financial position.


2.   Summary of Significant Accounting Policies

Principles   of  Consolidation:  The  accompanying   consolidated
financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents: The Company considers highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. As of December 31, 2001 and 2000, $22,838,000 and $32,263,000, respectively, of drafts outstanding were included in Accounts Payable in the Consolidated Balance Sheets.

Trade Accounts Receivable, Net: Trade accounts receivable are net of allowances of $11,627,000 and $12,887,000 as of December 31, 2001 and 2000, respectively.

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

Gains or losses on sales of equipment and operating properties are recorded in Operating Expenses in the Statements of Consolidated Operations. Gains on sales of operating properties of $26,052,000, $17,742,000 and $3,420,000 were included in
Operating Expenses for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company had 21 surplus properties for sale as of December 31, 2001. The book value of those properties was $5,300,000 and is included in Land and Buildings on the Consolidated Balance Sheet. As of December 31, 2001, the fair values of properties held for sale exceeded the carrying value of each of the properties.

Software Costs: The Company capitalizes the costs of purchased and internally developed software. Deposits and Other Assets in the Consolidated Balance Sheets included $32,429,000 and $39,284,000 of purchased and internally developed software costs as of December 31, 2001 and 2000, respectively. These costs are being amortized over the lesser of 60 months or the useful lives of the software.

Goodwill: Goodwill, which represents the costs in excess of net assets of businesses acquired, is capitalized and amortized on a straight-line basis over 20 to 40 years. Goodwill, net of accumulated amortization, was $3,529,000 and $3,893,000 as of December 31, 2001 and 2000, respectively, and was included in
Deposits and Other Assets in the Consolidated Balance Sheets. Effective January 1, 2002, the Company will adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangibles" (SFAS 142), as discussed in "Recent Accounting Pronouncements" below.

Impairment of Long-Lived Assets: The Company reviews its long-lived assets, including identifiable intangibles, for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The Company compares the carrying value of the asset with the asset's expected future undiscounted cash flows. If the carrying value of the asset exceeds the expected future undiscounted cash flows, an impairment exists which is measured by the excess of the carrying value over the fair value of the asset. No impairment losses were recognized in 2001, 2000 or 1999. Effective January 1, 2002, the Company will adopt the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), as discussed in "Recent Accounting Pronouncements" below.

Income Taxes: The Company follows the liability method of accounting for income taxes.

Accrued Claims Costs: The Company self insures for the costs of medical, casualty, liability, vehicular, cargo and workers' compensation claims, up to retention limits that range between $1,000,000 to $5,000,000. Such costs are estimated each year based on historical claims and unfiled claims relating to operations conducted through December 31. The actual costs may vary from estimates based upon trends of losses for filed claims and claims estimated to be incurred. The long-term portion of accrued claims costs relates primarily to vehicular and workers' compensation claims which are payable over several years. The Company is required to post letters of credit to ensure payment under its self-insurance program. Outstanding letters of credit related to this program as of December 31, 2001 were $90 million and were issued under the Company's $200 million credit facility, as discussed in Note 5 "Debt." Subsequent to December 31, 2001, the Company issued an additional $27 million of letters of credit to support this program.

The Company, through its captive insurance subsidiary, participates in a reinsurance pool to reinsure the majority of its workers' compensation liability. As a participant, the Company transfers its liability into the pool and reinsures an equivalent amount of risk from the pool. Under the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," the Company records a reinsurance receivable associated with liabilities transferred into the pool and a corresponding liability for the reinsured risk. As of December 31, 2001, the reinsurance receivable associated with liabilities transferred into the pool was $43,591,000 and was included in Deposits and Other Assets in the Consolidated Balance Sheet. The corresponding reinsured risk of $43,591,000 was included in Other Liabilities in the Consolidated Balance Sheet. The reinsurance receivable and corresponding reinsured risk was $10,141,000 as of December 31, 2000. Reinsurance does not relieve the Company of ultimate responsibility for its own transferred liabilities. Failure of the reinsurers to honor their obligations could result in losses to the Company. However, it is the opinion of the Company that the reinsurers in the pool are financially sound and that any risk for non-payment is minimal. Therefore, no allowance for uncollectible amounts has been established nor does the Company hold collateral to ensure payment.

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

Interest Expense: The interest expense presented in the Statements of Consolidated Operations is related to short-term borrowings and industrial revenue bonds, as discussed in Note 5, "Debt," and long-term tax liabilities, as discussed in Note 7, "Income Taxes."

Earnings (Loss) per Share: Basic earnings (loss) per share are calculated using only the weighted average shares outstanding for the period. Diluted earnings (loss) per share includes the dilutive effect of restricted stock and stock options. See Note 9, "Stock Compensation Plans." For all years presented, net income (loss) used in the calculation of basic and diluted earnings (loss) per share was the same. The years ended December 31, 2001 and 2000 did not include 210,663 and 6,165 potentially dilutive securities, respectively, in the computation of the diluted loss per share because to do so would have been antidilutive. The computation of diluted earnings per share for the year ended December 31, 1999 included 206,278 dilutive stock options and restricted shares.

Comprehensive Income: Comprehensive income (loss) includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. Comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 is presented in the Statements of Consolidated Shareholders' Equity.

Estimates: Management makes estimates and assumptions when preparing the financial statements in conformity with accounting principles generally accepted in the United States. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from these estimates.

Recent Accounting Pronouncements: The Company adopted the provisions of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) effective January 1, 2001. SFAS 133 requires that an organization recognize all derivatives as either assets or liabilities on the balance sheet at fair value and establishes the timing of recognition of the gain/loss based upon the derivative's intended use. Adoption of this standard did not have an impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142 "Goodwill and Other Intangibles" and SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 142 requires that goodwill and other intangible assets that have indefinite lives no longer be amortized, but will be subject to impairment review annually. Intangible assets with estimated finite useful lives will continue to be amortized. The Company will adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating approximately $2.1 million of goodwill for impairment under SFAS 142. SFAS 143 will require that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs will be capitalized as part of the carrying amount of the asset. This statement is effective for fiscal years beginning after June 15, 2002. The Company expects that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes current accounting guidance relating to the impairment of long-lived assets and provides a single accounting methodology to be applied to all long-lived assets to be disposed of, including discontinued operations. This statement is effective for fiscal years beginning after December 15, 2001. The Company expects that adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Reclassification: Certain amounts in prior years' financial statements have been reclassified to conform to the current year presentation.


3.   Acquisition

In February 2002, the Company entered into an agreement to acquire 100% ownership of the business operations of its joint venture in Mexico. The purchase price is approximately $2.1 million and is payable in installments through April 2003.
Interest on unpaid installments is 7.5% annually. The Company previously accounted for the joint venture using the equity method and will fully consolidate the operations going forward. Total sales and assets of the Mexico operations were not material.

In June 2000, CF AirFreight Corporation, a wholly owned subsidiary of the Company, acquired substantially all of the assets and liabilities of privately held FirstAir, Inc., a non-asset based provider of domestic and international air freight forwarding and full and less-than-container load ocean freight transportation. The purchase price was $1.2 million in cash and assumption of certain liabilities. The acquisition was accounted for under the purchase method of accounting, and accordingly, the purchase price was allocated to assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the assets acquired was approximately $2.3 million. The purchase agreement provides for a contingent payment to the former owner if revenues exceed certain targeted levels before May 31, 2003. The contingent payment shall not exceed $2.5 million. A payment, if required, will be recorded as additional purchase price. The operating results of FirstAir, Inc. have been included in the Company's consolidated financial statements since the date of acquisition. Operating results prior to acquisition would have had an immaterial effect on the Company's results of operations.


4.  Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

(Dollars in thousands)
                                            2001        2000

Accrued payroll and benefits            $  83,406    $  90,459
Other accrued liabilities                  58,411       68,194
Accrued union health and welfare           18,046       23,845
Accrued taxes other than income taxes      18,468       18,991
Accrued interest                           11,030        9,554
Total accrued liabilities               $ 189,361    $ 211,043


5.   Debt

In April 2001, the Company entered into a $200 million accounts receivable securitization agreement to provide for working capital and letter of credit needs. Under the agreement, the Company sells or contributes, on a continuous basis, trade receivables to CF Funding LLC (Funding), a wholly owned, consolidated special purpose company. Funding uses the receivables as collateral for borrowings and letters of credit. Letters of credit are limited to $150 million and borrowings are limited to an agreed upon availability calculation of eligible accounts receivable. Borrowings bear interest at LIBOR, plus a margin (250 basis points at December 31, 2001). The agreement expires in April 2006. As of December 31, 2001, there were $49.9 million of short-term borrowings and $98.4 million of letters of credit outstanding. Availability of the remaining borrowing capacity is dependent on the calculation of eligible accounts receivable which is subject to business level fluctuations which may further limit availability.

In October 2001, the Company entered into a six-month, $50 million revolving credit agreement with the same lender, secured by real property with a net book value of approximately $53 million, to provide for short-term working capital needs and other general corporate purposes. As of December 31, 2001, the Company had $34 million of short-term borrowings outstanding, bearing interest at LIBOR plus 350 basis points. In February 2002, the term of the facility was extended until February 2004 with borrowings limited to a maximum of $42 million. Borrowings bear interest at Prime plus 500 basis points, with a minimum rate of 10%. The agreement contains mandatory paydown provisions using a portion of the proceeds of future debt offerings and asset sales, which will limit future availability.

The combined availability of funds under the above financing agreements was $2.6 million as of December 31, 2001. The continued availability of funds under the above agreements requires that the Company comply with certain financial convenants, the most restrictive of which are to maintain a minimum EBITDAL (earnings before interest, taxes, depreciation, amortization and lease expense) and fixed charge coverage ratio. To avoid violations of these covenants as of March 31, 2002, the covenants were amended April 8, 2002. The following are the minimum EBITDAL and fixed charge coverage ratio covenant requirements for 2002.

Minimum Required Covenant Levels

(Dollars in thousands)
                                        Fixed
                                       Charge
                                      Coverage
Quarter Ended             EBITDAL       Ratio

March 31, 2002           $(13,300)      (1.80)
June 30, 2002             (16,400)      (1.20)
September 30, 2002          1,400       (0.30)
December 31, 2002          20,500        0.20

In February 2002, the Company secured a $45 million financing agreement secured by real property, of which $20 million was funded in February. Under the agreement, the Company contributed real property with a net book value of approximately $21 million to CFCD 2002 LLC, a wholly owned, consolidated special purpose company. CFCD 2002 LLC used the properties as collateral for the borrowings. Borrowings bear interest at LIBOR plus 375 basis points. Principal and interest payments are due monthly over a 15-year period. The $20 million of proceeds was used to pay down short-term borrowings under the Company's $200 million credit facility discussed above. Subsequent to the paydown, the Company issued a $20 million letter of credit under the $200 million credit facility to support its self-insurance program, as discussed in Note 2 "Summary of Significant Accounting Policies." The remaining $25 million commitment is expected to be fully funded in April 2002.

Also  in February 2002, the Company completed a three-year,  $4.1 million  financing agreement secured by revenue  equipment  of  a
Canadian  subsidiary.   The borrowings  bear  interest  at  7.2%.
Principal and interest are payable monthly.

Long-term debt was $15,100,000 of industrial revenue bonds with rates between 5.15% and 5.25% as of December 31, 2001. Annual maturities and sinking fund requirements of this debt as of December 31, 2001 are as follows: $1,000,000 in 2003 and $14,100,000 in 2004.

Based on interest rates currently available to the Company for debt with similar terms and maturities, the fair value of long-term debt approximated the carrying value as of December 31, 2001 and 2000.

The Company capitalizes the costs incurred in entering into financing agreements and amortizes them over the lives of the agreements. Unamortized debt costs were $4,582,000 and $862,000 as of December 31, 2001 and 2000, respectively, and were included in Other Assets in the Consolidated Balance Sheets. Amortization of debt costs recognized in the years ended December 31, 2001, 2000 and 1999 was $1,532,000, $462,000 and $1,589,000,
respectively, and was included in Miscellaneous, net in the Statements of Consolidated Operations.



6.  Leases

The Company is obligated under various non-cancelable leases for real estate and revenue equipment that expire at various dates through 2013. Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001 are $26,429,000 in 2002;
$24,397,000  in 2003; $22,677,000 in 2004; $14,177,000  in  2005;
$5,161,000 in 2006 and $15,781,000 thereafter.

Operating leases that cover approximately 2,025 trucks, tractors and trailers with a total cost of $81.9 million provide for residual value guarantees by the Company at the end of the lease terms. The Company has the right to exercise fair market value purchase options or the equipment can be sold to third parties. The Company is obligated to pay the difference between the residual value guarantees and the fair market value of the equipment at termination of the leases. The Company expects the fair market value of the leased equipment, which is subject to purchase option or sale to third parties, to substantially reduce or eliminate the Company's payments under the residual value guarantees. As of December 31, 2001, the amount of the residual value guarantees relative to the assets under lease was approximately $13.8 million, which is excluded from the future minimum lease payments above.

Rental   expense  for  operating  leases  is  comprised  of   the
following:

(Dollars in thousands)
                          2001         2000         1999

Minimum rentals          $53,026      $50,950      $48,065
Less sublease rentals     (2,512)      (2,209)      (2,707)
Net rental expense       $50,514      $48,741      $45,358



7.  Income Taxes

The components of pretax income (loss) and income taxes
(benefits) are as follows:

(Dollars in thousands)
                                  2001         2000         1999
Pretax income (loss)
    U.S. corporations          $(111,104)   $(22,926)    $ (7,201)
    Foreign corporations          11,508      12,702       13,229
Total pretax income (loss)     $ (99,596)   $(10,224)    $  6,028


Income taxes (benefits)
    Current
       U.S. Federal            $ (6,551)    $(18,615)    $  7,297
       State and local           (1,185)      (1,530)       6,024
       Foreign                    5,984        5,494        5,373
                                 (1,752)     (14,651)      18,694
    Deferred
       U.S. Federal               5,150       10,229      (10,705)
       State and local              796        1,181       (5,478)
       Foreign                      463          582          804
                                  6,409       11,992      (15,379)
Total income taxes (benefits)  $  4,657     $ (2,659)    $  3,315


Deferred tax assets and liabilities in the Consolidated Balance Sheets are classified based on the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liability are classified based on the estimated period of reversal. As a result of domestic losses during 2001, the Company recorded income tax benefits of $41.8 million and related deferred tax assets of $16.8 million. However, due to domestic cumulative losses of $141 million over the past three years, current accounting standards require the Company to assess the realizability of its domestic net deferred tax asset ($102.6 million as of December 31, 2001). Through the use of tax planning strategies, involving the sale of appreciated assets, the Company has determined that it is more likely than not that $62.6 million of its domestic net deferred tax asset as of December 31, 2001 will be realized. A valuation allowance of $40 million has been recorded as of December 31, 2001 for the remaining portion of its domestic net deferred tax asset. Until the recent cumulative loss is eliminated, the Company will continue to record additional valuation allowance against any tax benefit arising from future domestic operating losses. The Company will assess the realizability of its deferred tax assets on an ongoing basis and adjust the valuation allowance as appropriate.

The components of deferred tax assets and liabilities in the Consolidated Balance Sheets as of December 31 relate to the following:

(Dollars in thousands)
                                            2001         2000
Deferred Taxes - Current
Assets
    Reserves for accrued claims costs   $ 41,247     $ 32,904
    Employee benefits                     18,257       23,261
    Other reserves not currently
        deductible                        28,534       29,209
    Valuation allowance - current        (18,888)          --

Liabilities
    Unearned revenue, net                 (9,253)     (10,550)
    Employee benefits                         --       (4,214)

Total deferred taxes- current           $ 59,897     $ 70,610

Deferred Taxes - Non Current
Assets
    Reserves for accrued claims costs   $ 11,229     $ 15,531
    Employee benefits                     29,062       28,233
    Retiree health benefits               25,834       25,646
    Benefit of net operating loss         19,809           --

Liabilities
    Depreciation                         (50,797)     (58,443)
    Tax benefits from leasing
       transactions                       (9,079)     (10,520)
    Valuation allowance - non current    (21,122)          --
    Other                                 (6,914)      (6,729)

Total deferred taxes - non current        (1,978)      (6,282)

Net deferred taxes                      $ 57,919     $ 64,328



Income taxes (benefits) varied from the amounts calculated by applying the U.S. statutory income tax rate to the pretax income
(loss) as set forth in the following reconciliation:

                                   2001         2000         1999

U.S. statutory tax rate           (35.0)%      (35.0)%      35.0%
State income taxes
  (benefits), net of
   federal income tax (benefit)    (4.0)        (7.6)        4.0
Foreign taxes in excess of
U.S. statutory rate                 2.0         15.5        16.8
Non-deductible operating
expenses                            4.6         31.6        91.8
Fuel tax credits                   (0.2)        (2.1)       (4.2)
Foreign tax credits                (2.9)       (21.5)      (83.7)
Valuation allowance                40.2           --          --
Other, net                           --         (6.9)       (4.7)
Effective income tax
(benefit) rate                     4.7%        (26.0)%      55.0%


As of December 31, 2001, the Company had net operating loss carryforwards for U.S. Federal income tax purposes of $58 million which are available to offset future Federal taxable income, if any, through 2021.

As of December 31, 2001, the Company had cumulative undistributed earnings from foreign subsidiaries totaling $70 million. Because these earnings have been reinvested indefinitely in the respective foreign subsidiaries, no provision has been made for any U.S. tax applicable to foreign subsidiaries' undistributed earnings. If distributed, however, the earnings would be subject to withholding tax. The amount of withholding tax that would be payable on remittance of the undistributed earnings would approximate $3.5 million.

The Company's former parent, CNF Inc. (CNF), continues to dispute certain tax issues with the Internal Revenue Service relating to taxable years prior to the spin-off of the Company. The controversies are lodged at various stages of administrative appeals and litigation in the U.S. Tax Court and Federal District Court. The issues arise from tax positions first taken by CNF prior to the spin-off. Under the tax sharing agreement entered into between CNF and the Company at the time of the spin-off, the Company is obligated to reimburse CNF for its share of any additional taxes and interest that relate to the Company's business prior to the spin-off. Although the majority of the tax sharing liability has been settled, certain enumerated tax items still remain open that are anticipated to be resolved within the next 12 to 18 months. As of December 31, 2001, the Company believes that accrued tax reserves adequately provide for its entire tax sharing liability to CNF under the tax sharing agreement. To the extent that contingent tax liabilities exist outside the scope of the tax sharing agreement with CNF, the Company continues to accrue interest on the potential tax deficiency until such issues are resolved.

During 2001, the Company sold its former administrative facility to CNF. Consideration received was in the form of a $21 million note receivable. Subsequently, the Company exchanged the note and related interest receivable for a $20 million tax obligation payable to CNF, including interest. The Company recognized a $19.0 million gain on the transaction which was included in Operating Expenses in the Statement of Consolidated Operations.


8.    Employee Benefit Plans

The Company maintains a non-contributory defined benefit pension plan (the Pension Plan) covering the Company's employees in the United States who are not covered by collective bargaining agreements. The Company's annual pension provision and contributions are based on an independent actuarial computation. The Company's funding policy is to contribute the minimum required tax-deductible contribution for the year. However, it may increase its contribution above the minimum if appropriate to its tax and cash position and the Pension Plan's funded status. Benefits under the Pension Plan are based on a career average final five-year pay formula. Approximately 97% of the Pension Plan assets are invested in publicly traded stocks and bonds. The remainder is invested in temporary cash investments and real estate funds.

The following information sets forth the Company's pension liabilities included in Employee Benefits in the Consolidated
Balance Sheets as of December 31:

(Dollars in thousands)
                                                     2001         2000
Change in Benefit Obligation
    Benefit obligation at beginning
       of year                                    $306,557     $271,074
    Service cost                                     7,798        7,856
    Interest cost                                   24,062       22,880
    Benefit payments                               (14,643)     (13,499)
    Actuarial loss                                  13,427       18,246
    Plan amendments                                    448          --
Benefit obligation at end of year                 $337,649     $306,557

Change in Fair Value of Plan Assets
    Fair value of plan assets at
       beginning of year                          $293,755     $308,081
    Actual loss on plan assets                     (12,327)        (827)
    Benefit payments                               (14,643)     (13,499)
    Fair value of plan assets at end of
       year                                       $266,785     $293,755

Funded Status of the Plan
    Fund status at end of year                   $ (70,864)   $ (12,802)
    Unrecognized net actuarial (gain) loss          14,030      (39,228)
    Unrecognized prior service cost                  4,276        4,885
    Unrecognized net transition asset               (2,207)      (3,311)
Accrued Pension Plan Liability                   $ (54,765)   $ (50,456)


Weighted-average assumptions as of December 31:

                                        2001         2000
    Discount rate                       7.50%        7.75%
    Expected return on plan assets      9.50%        9.50%
    Rate of compensation increase       3.40%        5.00%


Net pension cost (benefit) included the following:

                                 2001         2000         1999
Components of net pension
   cost (benefit)
    Service cost              $  7,798     $  7,856     $  8,418
    Interest cost               24,062       22,880       20,291
    Expected return on plan
       assets                  (27,155)     (28,700)     (24,963)
    Amortization of:
       Transition asset         (1,104)      (1,104)      (1,104)
       Prior service cost        1,057        1,057        1,057
       Actuarial gain             (349)      (3,921)        (253)
Total net pension cost
   (benefit)                  $  4,309     $ (1,932)    $  3,446

The Company's Pension Plan includes a supplemental executive retirement plan to provide additional benefits for compensation excluded from the basic Pension Plan. The annual provision for this plan is based upon independent actuarial computations using assumptions consistent with the Pension Plan. As of December 31, 2001 and 2000, the liability was $3,427,000 and $3,024,000, respectively. The pension cost was $609,000, $1,319,000 and $421,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Approximately 81% of the Company's domestic employees are covered
by   union-sponsored,   collectively  bargained,   multi-employer
health, welfare and pension plans. The Company contributed and charged to expense the following for these plans:

(Dollars in thousands)
                               2001         2000         1999

Pension Plans               $140,330     $137,087     $131,470
Health and Welfare Plans     135,662      133,092      127,990
Total                       $275,992     $270,179     $259,460

These contributions were made in accordance with negotiated labor contracts and generally were based on time worked. Under existing legislation regarding multi-employer pension plans, a total or partial withdrawal from an under-funded plan would result in the Company having to fund a proportionate share of the unfunded vested liability. The Company has no plans for taking any action that would subject it to any material obligation under this legislation.

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

During 2001, the Company amended the plan to increase co-payments, deductibles and co-insurance premiums to be paid by retirees, resulting in a $6.4 million decrease in the benefit obligation as of December 31, 2001.

The   following  information  sets  forth  the  Company's   total
postretirement benefit liabilities included in Employee Benefits in the Consolidated Balance Sheets as of December 31:

(Dollars in thousands)
                                        2001         2000
Change in Benefit Obligation
    Benefit obligation at beginning
       of year                          $55,975      $57,526
    Service cost                            496          471
    Interest cost                         4,363        4,214
    Benefit payments                     (4,935)      (4,145)
    Actuarial (gain) loss                 6,983       (2,091)
    Plan amendments                      (6,397)          --
Benefit obligation at end of year       $56,485      $55,975


Change in Fair Value of Plan Assets
    Fair value of plan assets at
       beginning of year                $    --      $    --
    Company contributions                 4,935        4,145
    Benefit payments                     (4,935)      (4,145)
Fair value of plan assets at end
       of year                          $    --      $    --

Funded Status of the Plan
    Fund status at end of year          $(56,485)    $(55,975)
    Unrecognized net actuarial gain       (3,225)     (10,429)
    Unrecognized prior service credit     (6,574)        (221)
Accrued Postretirement Benefit
     Liability                          $(66,284)    $(66,625)

Weighted-average assumptions as of December 31:

                                        2001         2000
    Discount rate                       7.50%        7.75%

For  measurement  purposes, a 9.0% annual  increase  in  the  per capita cost of covered health care benefits was assumed for 2002, decreasing by 0.5% per year to the ultimate rate of 5.5% in  2010 and after.

Net post retirement cost included the following:

(Dollars in thousands)

                                  2001         2000         1999
Components of net benefit cost
    Service cost               $   496      $   471      $   548
    Interest cost                4,363        4,214        4,221
    Amortization of:
      Prior service credit         (44)         (44)         (44)
      Actuarial gain              (222)        (524)           -
Total net benefit cost          $4,593       $4,117       $4,725


Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

(Dollars in thousands)
                                               1%         1%
                                           Increase    Decrease
Effect on total of service and interest
    cost components                       $   160     $   (183)
Effect on the postretirement benefit
    obligation                            $ 2,062     $ (2,346)


The Company's non-contractual employees in the United States are eligible to participate in the Company's Stock and Savings Plan. This is a 401(k) plan that allows employees to make contributions that the Company matches with common stock up to 50% of the first three percent of a participant's basic compensation. The Company's contribution, which is charged as an expense, totaled $2,141,000 in 2001, $2,265,000 in 2000, and $2,460,000 in 1999.
The Company's match was made with 407,173 and 390,707 treasury shares in 2001 and 2000, respectively.

The Company has adopted various plans relating to the achievement of specific goals to provide incentive bonuses for designated employees. Total incentive bonuses earned by the participants were $7,128,000, $1,548,000 and $2,282,000 for the years ended
December 31, 2001, 2000 and 1999, respectively.


9.   Stock Compensation Plans

The  Company has various stock incentive plans (the Plans)  under which  shares  of  restricted stock and stock options  have  been
awarded   to   regular,  full-time  employees  and   non-employee
directors.

Stock options are granted with an exercise price equal to market price on the date of grant, have a term of seven years or less and vest within four years of the date of grant.

The following is a summary of stock option data:

                                               Number of    Weighted
                                                Options     Average
                                                            Exercise
                                                             Price

Outstanding as of December 31, 1998                --        $    --
 Granted                                      916,400          13.83
 Exercised                                         --             --
 Forfeited                                         --             --
Outstanding as of December 31, 1999           916,400        $ 13.83
 Granted                                    1,328,600           4.81
 Exercised                                         --             --
 Forfeited                                   (198,872)         12.83
Outstanding as of December 31, 2000         2,046,128        $  8.07
 Granted                                      396,949           6.09
 Exercised                                    (57,000)          4.72
 Forfeited                                   (191,031)          7.90
Outstanding as of December 31, 2001         2,195,046        $  7.81

The following is a summary of stock options outstanding and exercisable as of December 31, 2001:

Outstanding Options

Range of Exercise         Number of    Weighted    Weighted
Prices                      Options     Average     Average
                                      Remaining    Exercise
                                           Life       Price
                                        (Years)

$4.72-$5.95              1,388,340        5.2      $  4.99
$6.44-$7.17                131,021        4.5      $  6.79
$13.00-$14.06              675,685        2.4      $ 13.80
                         2,195,046


Exercisable Options

Range of Exercise         Number of    Weighted
Prices                      Options     Average
                                       Exercise
                                          Price

$4.72-$5.95                583,276     $  4.82
$6.44-$7.17                 91,354     $  6.81
$13.00-$14.06              400,960     $ 13.82
                         1,075,590

The Company granted 15,000 shares of restricted stock at $7.0625 per share in 2000 and 141,000 shares at $14.0625 per share in
1999.   No  shares  were granted in 2001.   The restricted  stock
awards vest over time and are contingent on the Company's average stock price achieving pre-determined increases over the grant price  for  10  consecutive trading days.  All  restricted  stock
awards   entitle  the  participant  credit  for  any   dividends.
Compensation expense is recognized based upon the stock price when the minimum required stock price is achieved. There were 82,750 restricted shares that had not achieved the pre-determined stock price required for vesting as of December 31, 2001. The pre-
determined   stock  prices  range  between  $10.03  and   $20.00.
Compensation expense will be recognized for those shares if the stock price meets the required levels by May 12, 2002; otherwise, the shares will be forfeited.

As of December 31, 2001 there were 128,271 shares available for granting of restricted stock and stock options under the Plans.

The Company also has a Safety Award Plan under which it awards shares of common stock to designated employees who achieve certain operational safety goals. During the years ended December 31, 2001, 2000 and 1999, the Company issued 46,438, 69,045 and
8,120 treasury shares, respectively. As of December 31, 2001 there were 26,397 shares available for granting of awards under this plan.

For the years ended December 31, 2001, 2000 and 1999, the Company recognized non-cash charges of $279,000, $250,000 and $289,000, respectively, under its stock compensation plans.

The Company accounts for stock compensation under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." Had the Company applied SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma net income (loss) for the years ended December 31, 2001, 2000 and 1999 would have been as follows:

(Dollars in thousands except per share data)

                                   2001        2000       1999

Pro forma net income (loss)     $(106,081)  $(10,127)     $ 683
Pro forma net income (loss)
  per basic share                  $(4.82)    $(0.47)     $0.03
Pro forma net income (loss)
  per diluted share                $(4.82)    $(0.47)     $0.03



The weighted average grant date fair value of the options granted in 2001, 2000 and 1999 using the Black-Scholes option pricing model was $3.48, $2.71 and $7.84 per share, respectively. The following assumptions were used to calculate the values:


Weighted Average                2001        2000        1999
Assumptions

Risk-free interest rate         4.8%        6.3%        5.5%
Expected volatility            62.7%       60.0%       60.0%
Dividend yield                  0.0%        0.0%        0.0%
Expected life (in years)          5           5           5



10.  Contingencies

Reliance Insurance Company, one of the Company's excess insurers of record from October 1, 1996 to October 1, 2000, has been placed in liquidation and may be unable to pay $5 million the insurance carrier committed to plaintiffs in the purported settlement of a casualty case. The Company maintains that (1)
plaintiffs accepted the risk of payment from the insurance carrier when they purportedly settled the case; (2) Reliance is obligated to transfer payments from a re-insurer to settle the case; (3) the insurance carrier with the next layer of insurance is required to make the payment if the liquidating carrier cannot; and (4) otherwise there has been no settlement. The Company is unable to determine whether it will be liable for any portion of the excess policy not paid, and if so, how much. If the Company is ultimately found liable for all or any portion of such $5 million, the Company is unable to determine how much it might recover from Reliance in liquidation, and if so, when. The Company has successfully extended a stay of proceedings until further order of the court. The Company is in the process of filing a motion to cut through to a Reliance re-insurer to obtain payment.

In October 1997, lawsuits were filed against the Company and its principal operating subsidiary in Riverside County Superior Court of California, claiming invasion of privacy and related tort claims for intentional and negligent infliction of emotional distress and seeking the recovery of punitive, statutory and emotional distress damages in unspecified amounts. Those lawsuits arose out of the use of hidden cameras at a California terminal facility, including restrooms, in order to combat a problem with theft and drugs. There are more than 500 plaintiffs, mostly unionized employees. The lawsuits were subsequently transferred to Federal Court and recently returned to state court in January 2002 after a final determination of jurisdiction. The Company believes it has good defenses to the claim and intends to aggressively pursue these defenses. It is the opinion of management that the ultimate outcome of the claims will not have a material adverse effect on the Company's financial position or results of operations.

The Company and its subsidiaries are involved in various other lawsuits incidental to their businesses. It is the opinion of management that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position or results of operations.

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


11.  Segment and Geographic Information

The Company primarily provides less-than-truckload transportation, air freight forwarding and supply chain management services throughout the United States and Canada, as well as in Mexico through a joint venture, and international freight services between the United States and more than 80 countries. The Company does not present segment disclosures because the air freight forwarding, supply chain management and international freight service offerings do not meet the quantitative thresholds of SFAS No. 131 "Disclosures about
Segments of an Enterprise and Related Information." The following information sets forth revenues and property, plant and equipment by geographic location. Revenues are attributed to geographic location based upon the location of the customer. No one customer provides 10% or more of total revenues.

Geographic Information

(Dollars in thousands)
                                    2001         2000         1999
Revenues
  United States                 $2,090,793   $2,206,468   $2,248,773
  Canada and other                 146,910      145,900      130,227
Total                           $2,237,703   $2,352,368   $2,379,000


Property, Plant and  Equipment
   United States                  $323,311     $312,349     $332,999
   Canada and other                 34,280       36,445       35,953
Total                             $357,591     $348,794     $368,952



Management Report on Responsibility for Financial Reporting

The management of Consolidated Freightways Corporation has prepared the accompanying financial statements and is responsible for their integrity. The statements were prepared in accordance with accounting principles generally accepted in the United States, after giving consideration to materiality, and are based on management's best estimates and judgements. The other financial information in the annual report is consistent with the financial statements.

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


/s/Robert E. Wrightson
Robert E. Wrightson
Executive Vice President and
Chief Financial Officer


/s/James R. Tener
James R. Tener
Vice President and Controller


  Report of Independent Public Accountants

To the Shareholders and Board of Directors of Consolidated Freightways Corporation:

We have audited the accompanying consolidated balance sheets of Consolidated Freightways Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Freightways Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.



/s/Arthur Andersen LLP
Portland, Oregon
April 12, 2002



                                  CONSOLIDATED FREIGHTWAYS CORPORATION
                                            AND SUBSIDIARIES
                                        Quarterly Financial Data
                                               (Unaudited)
                               (Dollars in thousands except per share data)


                                             March 31          June 30          September 30      December 31
2001 - Quarter Ended

     Revenues                               $574,578          $590,415          $571,947          $500,763
     Operating income (loss) (a)                 230           (31,722)          (26,071)          (33,524)
     Loss before income taxes (benefits)      (2,051)          (33,257)          (28,002)          (36,286)
     Income taxes (benefits)                    (224)            1,792             1,923             1,166
     Net loss                                 (1,827)          (35,049)          (29,925)          (37,452)
     Basic loss per share                      (0.08)            (1.60)            (1.36)            (1.69)
     Diluted loss per share                    (0.08)            (1.60)            (1.36)            (1.69)
     Market price range                     $3.81-$7.88       $5.74-$9.10       $2.60-$8.00       $3.00-$5.30


                                             March 31           June 30         September 30      December 31

2000 - Quarter Ended

     Revenues                               $593,629          $586,101          $592,902          $579,736
     Operating income (loss) (b)              (1,239)(c)         2,129             5,594            (8,411)
     Income (loss) before income taxes
       (benefits)                             (6,079)            1,322(d)          4,565           (10,032)
     Income taxes (benefits)                  (3,100)            1,215             3,244            (4,018)
     Net income (loss)                        (2,979)              107             1,321            (6,014)
     Basic earnings (loss) per share           (0.14)               --              0.06             (0.28)
     Diluted earnings (loss) per share         (0.14)               --              0.06             (0.28)
     Market price range                     $5.31-$8.25       $4.00-$7.00       $4.19-$5.31       $3.25-$5.13


(a) Includes gains on sales of operating properties of $19.6 million in the quarter ended March 31, 2001; $0.4 million in the quarter ended June 30, 2001;  $4.8 million in the quarter ended September 30, 2001; and $1.3 million in the quarter ended December 31, 2001.
(b) Includes gains on sales of operating properties of $3.2 million in the quarter ended June 30, 2000; $8.8 million in the quarter ended September 30, 2000; and $5.7 million in the quarter ended December 31, 2000.
(c) Includes a $4.3 million charge for severance due to an administrative reorganization.
(d) Includes a $4.0 million charge for settlement of a tax sharing liability with the former parent.




Five Year Financial Summary

Consolidated Freightways Corporation
   And Subsidiaries
Years Ended December 31
(Dollars in thousands except per share data)
(Unaudited)
                                             2001              2000               1999               1998               1997
SUMMARY OF OPERATIONS
Revenues                                $ 2,237,703       $ 2,352,368       $  2,379,000       $  2,238,423       $  2,299,075
Operating income (loss)                     (91,087)(a)        (1,927)(b)          7,875(d)          52,064(e)          45,259(f)
Depreciation and amortization                65,952            59,152             58,363             50,918             54,679
Investment income                               670             1,490              2,688              4,957              1,894
Interest expense                              8,361             4,883              4,160              4,012              3,213
Income (loss) before income
  taxes (benefits)                          (99,596)          (10,224)(c)          6,028             51,817             41,982
Income taxes (benefits)                       4,657            (2,659)             3,315             25,471             21,623
Net income (loss)                          (104,253)           (7,565)             2,713             26,346             20,359
Net cash provided (used) by
  operating activities                      (41,053)           21,133             21,513             73,842             77,370

PER SHARE
Basic earnings (loss)                         (4.74)            (0.35)              0.12               1.16               0.92
Diluted earnings (loss)                       (4.74)            (0.35)              0.12               1.12               0.89
Shareholders' equity                           6.68             11.62              12.16              11.81              10.58

FINANCIAL POSITION
Cash and cash equivalents                    28,067            46,523             49,050            123,081            107,721
Property, plant and equipment, net          357,591           348,794            368,952            360,772            382,987
Total assets                                880,580           926,682            916,272            890,390            897,796
Capital expenditures                         74,068            42,348             67,273             31,271             22,674
Short-term borrowings                        83,900                 -                  -                  -                  -
Long-term debt                               15,100            15,100             15,100             15,100             15,100
Shareholders' equity                        148,239           252,184            258,562            266,718            243,447

RATIOS AND STATISTICS
Current ratio                              1.0 to 1          1.3 to 1           1.2 to 1           1.3 to 1           1.3 to 1
Net income (loss) as % of revenues           (4.7)%            (0.3)%               0.1%               1.2%               0.9%
Effective income tax (benefit) rate            4.7%          (26.0)%               55.0%              49.2%              51.5%
Long-term debt as % of
    total capitalization                       9.2%              5.6%               5.5%               5.4%               5.8%
Return on average invested capital           (38.5)%            (1.9)%               3.6%              26.2%              24.9%
Return on average shareholders' equity       (49.7)%            (3.0)%               1.1%              13.9%              12.9%
Average shares outstanding               21,995,874        21,492,130         22,349,997         22,634,362         22,066,212
Market price range                      $2.60-$9.10       $3.25-$8.25       $6.75-$18.44       $7.50-$19.75       $7.00-$18.50
Number of shareholders                       32,000            32,500             31,800             34,350             31,650
Number of employees                          18,100            21,100             22,100             21,000             21,600

(a) Includes $26.1 million of gains on sales of operating properties.
(b) Includes $17.7 million of gains on sales of operating properties and a $4.3 million charge for severance due to an administrative reorganization.
(c) Includes a $4.0 million charge for settlement of a tax sharing liability with the former parent.
(d) Includes $3.4 million of gains on sales of operating properties.
(e) Includes a $14.4 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
(f) Includes a $14.3 million non-cash charge for the issuance of common stock under the Company's restricted stock plan.
